SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 ANGEL COURT, LONDON,

ENGLAND, EC2R 7AG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (“FSMA”) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or transfer, or have sold or otherwise transferred, all of your Prudential Shares, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you sell or transfer, or have sold or otherwise transferred, only part of your holding of Prudential Shares, please consult with the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document is not a prospectus but a shareholder circular and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any security, including Prudential Shares, M&G Shares or any other securities of Prudential or M&G.

This document has been published solely in connection with the Demerger. Those considering Admission, including the risks relevant to Admission and/or M&G Shares, should rely only on the information in the M&G Prospectus.

Prudential plc

(incorporated in England and Wales with registered number 1397169)

LSE: PRU.L	HKSE: 2378	SGX-ST: K6S

Proposed demerger of the M&G Group from the Prudential Group

and

Notice of General Meeting

Your attention is drawn to the letter from the Chairman of Prudential which is set out in Part I (Letter from the Chairman of Prudential plc) and which contains the unanimous recommendation from the Prudential Board that you vote in favour of the resolution to be proposed at the General Meeting referred to below. You should read the whole of this document, including the documents incorporated herein by reference and the accompanying documents.

Notice of the General Meeting to be held at 9.30 a.m. UK time (4.30 p.m. Hong Kong / Singapore time) on 15 October 2019 in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB is set out at the end of this document. Action to be taken by Shareholders, Singapore Holders and Prudential ADR Holders in respect of the General Meeting is set out on pages 9 and 10 of this document.

Goldman Sachs, which is authorised by the Prudential Regulatory Authority and regulated in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority, is acting exclusively for Prudential and M&G and no one else in connection with the Demerger and Admission and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Demerger or Admission and will not be responsible to anyone other than Prudential and M&G for providing the protections afforded to its clients or for providing advice in relation to the Demerger or Admission or any other transaction, matter or arrangement referred to in this document.

Rothschild & Co, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Prudential and no one else in connection with the Demerger and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Demerger and will not be responsible to anyone other than Prudential for providing the protections afforded to its client or for providing advice in relation to the Demerger or any other transaction, matter or arrangement referred to in this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Goldman Sachs and Rothschild & Co by FSMA or the regulatory regime established thereunder or under the regulatory regime of any other applicable jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Goldman Sachs nor Rothschild & Co nor any of their respective affiliates, directors, officers, employees or advisors accepts any responsibility whatsoever for the contents of this document, or make any representation or warranty, express or implied, in relation to this document, including its accuracy, completeness and verification or for any other statement made or purported to be made by it, or on its behalf, in connection with Prudential or its subsidiaries, M&G Shares, the Demerger or Admission and nothing in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Goldman Sachs and Rothschild & Co and their respective affiliates accordingly disclaim, to the fullest extent permitted by applicable law, all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise be found to have in respect of this document or any such statement.

No person has been authorised to give any information or to make any representations in connection with the Demerger other than those contained in this document and, if any other information or representations is or are given or made, such information or representations must not be relied upon as having been authorised by or on behalf of Prudential, the Directors, Goldman Sachs or Rothschild & Co. No representation or warranty, express or implied, is made by Goldman Sachs or Rothschild & Co as to the accuracy or completeness of such information, and nothing in this document is, or shall be relied upon as, a promise or representation by Goldman Sachs or Rothschild & Co as to the past, present or future.

The distribution of this document and the accompanying documents in or into jurisdictions other than the UK, Hong Kong, Singapore or the US may be restricted by law or regulation and therefore any persons who are subject to the laws or regulations of any jurisdiction other than the UK, Hong Kong, Singapore or the US should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. This Circular does not constitute an offer or invitation to purchase, acquire or subscribe for any securities or a solicitation of an offer or invitation to purchase, acquire or subscribe for any securities pursuant to this Circular or otherwise in any jurisdiction.

M&G Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act. The M&G Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, and none of the foregoing authorities have passed upon or endorsed the merits of the Demerger or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In the event of any inconsistency between such translation and the English version of this document, the English text shall prevail.

This document is dated 25 September 2019.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The times and dates set out in the timetables below and throughout this Circular that fall after the date of publication of this Circular are indicative only and based on Prudential’s current expectations and may be subject to change without further notice.

1.	For UK Shareholders

Time and date(1)

Publication of this Circular and the M&G Prospectus	25 September 2019

Latest time and date for receipt of Forms of Proxy and CREST electronic proxy appointment instruction	9.30 a.m. on 11 October 2019

Voting Record Time for determining entitlement to attend and vote at the General Meeting	6.30 p.m. on 11 October 2019(2)

General Meeting	9.30 a.m. on 15 October 2019

Announcement of the results of the General Meeting	15 October 2019 (after the General Meeting)

Latest time and date for transfers from the UK Register to the Hong Kong Register in order to be registered on the Hong Kong Register at the Record Time(3)	6.00pm on 15 October 2019

Latest time and date for transfers of Prudential Shares to be registered in order for the transferee to be registered on the UK Register at the Record Time	6.00 p.m. on 18 October 2019

Record Time for determining the entitlement to the Demerger Dividend	6.00 p.m. on 18 October 2019

Demerger Dividend to Qualifying Shareholders	21 October 2019 (immediately prior to Admission)

Admission and commencement of unconditional dealings in M&G Shares on the LSE	8.00 a.m. on 21 October 2019

CREST accounts credited in respect of M&G Shares in uncertificated form	Shortly after 8.00 a.m. on 21 October 2019

Latest date for despatch of definitive share certificates (where applicable) for M&G Shares in certificated form to Qualifying Shareholders on the UK Register	By 31 October 2019

Notes

(1)	Unless otherwise indicated, all references to time in this timetable are to UK time.
(2)

If the General Meeting is adjourned for any reason, the Voting Record Time for the adjourned meeting will be 6.30 p.m. UK time on the date that is two business days before the date set for the adjourned meeting.

(3)	After this date, it will not be possible to transfer between the UK Register and the Hong Kong Register until 22 October 2019, the first business day in the UK after completion of the Demerger.

2.	For Hong Kong Shareholders and Singapore Holders

Time and date(1)

Publication of this Circular and the M&G Prospectus	25 September 2019

Despatch of Forms of Election to Hong Kong Shareholders	26 September 2019

Latest time and date for Singapore Holders to be registered on the CDP register to be entitled to send instructions to CDP on the exercise of voting rights	5.00 p.m. on 9 October 2019(2)

Latest time and date for CDP to receive voting or nomination instructions from Singapore Holders on the exercise of voting rights	5.00 p.m. on 9 October 2019(3)

Latest time and date for lodging transfers of Prudential Shares for registration in order for Hong Kong Shareholders to be entitled to attend and vote at the General Meeting	4.30 p.m. on 11 October 2019

Voting Record Time for Hong Kong Shareholders for determining entitlement to attend and vote at the General Meeting	4.30 p.m. on 11 October 2019(4)

Latest time and date for Computershare Hong Kong to receive completed Forms of Proxy	4.30 p.m. on 12 October 2019

Latest time and date for transfers from the Hong Kong Register to the UK Register in order to be registered on the UK Register at the Record Time(5)	4.30 p.m. on 15 October 2019

General Meeting	4.30 p.m. on 15 October 2019

Announcement of the results of the General Meeting	15 October 2019 (after the General Meeting)

Last day of dealing in Prudential Shares cum-entitlement to the Demerger Dividend	16 October 2019

First day for dealing in Prudential Shares ex-entitlement to the Demerger Dividend	17 October 2019

Latest time and date for transfers of Prudential Shares to be registered on the Hong Kong Register in order for the transferee to be registered at the Record Time	4.30 p.m. on 18 October 2019

Record Time for Hong Kong Shareholders and Singapore Holders for determining the entitlement to the Demerger Dividend	5.00 p.m. on 18 October 2019

Demerger Dividend to Qualifying Shareholders(6)	21 October 2019 (immediately prior to Admission)

Admission and commencement of unconditional dealings in M&G Shares on the LSE	3.00 p.m. on 21 October 2019

Latest time and date for Computershare Hong Kong to receive completed Forms of Election(7)	4.30 p.m. on 25 October 2019

CREST accounts to be credited in respect of M&G Shares in uncertificated form	28 October 2019

Latest date for despatch of cheques to Qualifying Hong Kong Shareholders who have elected to take the Share Sale Option	By 12 November 2019

Latest date for despatch of definitive share certificates for M&G Shares in certificated form to relevant Hong Kong Shareholders	By 20 November 2019

Notes

(1)	Unless otherwise indicated, all references to time in this timetable are to Hong Kong / Singapore time.
(2)

The earlier CDP deadline is to allow sufficient time for a person holding an interest in Prudential Shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees, in whose name the Prudential Shares are registered, at the General Meeting.

(3)	CDP must receive voting instructions by this earlier time to allow it to collate voting or nomination instructions for onward transmission to HKSCC Nominees, through its CCASS participant.
(4)

If the General Meeting is adjourned for any reason, the Voting Record Time for the adjourned meeting will be 4.30 p.m. Hong Kong / Singapore time on the date that is two business days before the date set for the adjourned meeting.

(5)	After this date, it will not be possible to transfer between the Hong Kong Register and the UK Register until 22 October 2019, the first business day in Hong Kong after completion of the Demerger.
(6)	The date that Qualifying Shareholders become entitled to receive the Demerger Dividend.
(7)

This deadline is subject to change if there is a tropical cyclone warning signal no. 8 or above, “extreme conditions” caused by super typhoons, a “black” rainstorm warning or any other event that prevents or substantially disrupts business activity in Hong Kong on 25 October 2019, as described in more detail on pages 11 and 12. Accordingly, CREST accounts may be credited, cheques for sale proceeds under the Share Sale Option may be despatched and share certificates for M&G Shares may be despatched at later dates as a result.

IMPORTANT NOTICES

The contents of this Circular are not to be construed as legal, business or tax advice. You should consult your solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

RELEVANT JURISDICTIONS

The distribution of this Circular and the accompanying documents in or into jurisdictions other than the UK, Hong Kong, Singapore or the US may be restricted by law or regulation and therefore any persons who are subject to the laws or regulations of any jurisdiction other than the UK, Hong Kong, Singapore or the US should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. This Circular does not constitute an offer or invitation to purchase, acquire or subscribe for any securities or a solicitation of an offer or invitation to purchase, acquire or subscribe for any securities pursuant to this Circular or otherwise in any jurisdiction.

1.	Notes in relation to the United States

The M&G Shares have not been and will not be registered under the 1933 Act or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold within the United States, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no offering of the M&G Shares in the United States. At the time of the Demerger, the M&G Shares will not be listed on any securities exchange in the United States, and M&G expects to rely on an exemption from registration under the US Securities Exchange Act of 1934, as amended, provided by Rule 12g 3-2(b) thereunder.

The M&G Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state regulatory authority responsible for the administration of securities laws in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the M&G Shares or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Shareholders will not be required to pay cash or provide any other consideration to receive any distribution of the M&G Shares in connection with the Demerger.

2.	Notes in relation to Australia

Prudential has obtained relief from the Australian Securities and Investment Commission from the requirement to prepare an Australian law compliant prospectus in connection with the Demerger. Accordingly, this Circular has not been prepared to be in compliance with Australian law. The information disclosed in this Circular may not comply with the disclosure requirements which would have been imposed and satisfied if this Circular had been prepared in compliance with Australian law. This Circular has not been, and will not be, lodged with the Australian Securities and Investment Commission.

The M&G Shares to be distributed to Qualifying Shareholders pursuant to the Demerger are not being distributed for the purpose of the recipients selling or transferring such M&G Shares or granting, issuing or transferring interest in, or options over them.

3.	Notes in relation to Canada

The distribution of the M&G Shares to Qualifying Shareholders in Canada will only be made pursuant to an exemption from the requirement that M&G prepare and file a prospectus with applicable Canadian securities regulatory authorities. Information on M&G can be found in the M&G Prospectus, which is available online at www.mandgprudential.com. M&G is not a reporting issuer in any province or territory in Canada and the M&G Shares are not listed on any stock exchange in Canada and there is currently no public market for the M&G Shares in Canada. Shareholders in Canada are advised to seek legal advice prior to any resale of M&G Shares.

4.	Notes in relation to Malaysia

Nothing in this Circular constitutes the offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of M&G Shares in Malaysia. No approval of, or recognition by, the Securities

Commission of Malaysia has been or will be obtained for the making available, offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of M&G Shares to Shareholders in Malaysia on the basis that the M&G Shares will be made available to Shareholders pursuant to a distribution of shares in lieu of dividends and such distribution is exempted under Schedule 5 of the Capital Markets and Services Act 2007. Neither this Circular nor any prospectus or other offering material or document has been or will be registered with the Securities Commission of Malaysia as a prospectus under the Capital Markets and Services Act 2007 on the basis that the M&G Shares will not be sold, issued or offered for subscription or purchase, or be made the subject of an invitation for subscription or purchase, in Malaysia.

This Circular may not be circulated or distributed in Malaysia, whether directly or indirectly, for the purpose of making available, or offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of M&G Shares in Malaysia, other than to Qualifying Shareholders in connection with the distribution of shares in lieu of dividends.

5.	Notes in relation to New Zealand

The distribution of the M&G Shares to Qualifying Shareholders in New Zealand will only be made pursuant to the exclusion in clause 11 of Schedule 1 of the New Zealand Financial Markets Conduct Act 2013 (the “FMCA”). No product disclosure statement has been lodged with the New Zealand Registrar of Financial Service Providers in connection with the distribution of the M&G Shares to Qualifying Shareholders in New Zealand. Accordingly, Part 3 of the FMCA shall not apply to the distribution; and no product disclosure statement, register entry or other disclosure document under the FMCA will be prepared in respect of the distribution.

6.	Notes in relation to South Africa

The Demerger does not constitute an offer to the public as contemplated in the South African Companies Act, 71 of 2008 (as amended). Accordingly, this Circular is not a prospectus under South African law, nor is it South African law compliant for any other purpose and has not been, and will not be filed, approved by or registered with the South African Companies and Intellectual Property Commission or any other South African authority. The information disclosed in this Circular may not be the same as that which would have been disclosed if this document had been prepared in accordance with South African law.

If South African Shareholders are in any doubt as to whether they may receive the M&G Shares, they should seek advice from their professional advisers.

NO INCORPORATION OF WEBSITES

The contents of the Prudential Group’s or the Demerging Group’s websites do not form part of this document and no one should rely on such websites.

FORWARD-LOOKING STATEMENTS

This Circular contains ‘forward-looking statements’ with respect to certain of the Prudential Group’s plans and its goals and expectations relating to the future financial condition, performance, results, operating environment, strategy and objectives of the Post-Demerger Prudential Group and the Demerging Group. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks and uncertainties. A number of important factors could cause the actual future financial condition or performance or other indicated results of the Post-Demerger Prudential Group and/or the Demerging Group to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, those set out in Part III (Risk Factors) and the following: future market conditions, including fluctuations in interest rates and exchange rates the continuance of a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the actual or anticipated political, legal and economic ramifications of the UK’s withdrawal from the EU; the impact of continuing application of Global Systemically Important Insurer (or ‘G-SII’) policy measures on Prudential; the impact of competition, economic uncertainty, inflation and deflation; the effect on the business and results of the Post-Demerger Prudential Group and/or the Demerging Group from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which the Post-Demerger Prudential Group and/or the Demerging Group operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause the actual future financial condition or performance or other indicated results of the Post-Demerger Prudential Group and/or the Demerging Group to differ, possibly materially, from those anticipated in the forward-looking statements contained in this document can be found under the ‘Risk Factors’ heading in Prudential’s 2018 Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the US Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of the subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and the subsequent Half Year Financial Report are available on its website at www.prudentialplc.com.

Neither Prudential nor any of its Directors, officers or advisers or any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statement in this document will actually occur, in part or in whole. You are cautioned not to place undue reliance on these forward-looking statements.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the PRA, the FCA, the US Securities and Exchange Commission or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading in Prudential’s 2018 Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the US Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of the subsequent Prudential Half Year Financial Report. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

PRESENTATION OF FINANCIAL INFORMATION

The basis of preparation of the financial information included in this Circular is set out in Part V (Historical Financial Information on the Demerging Group) and Part VI (Unaudited Pro Forma Financial Information for the Prudential Group).

EXCLUSIVE JURISDICTION

Under Prudential’s Articles, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings brought by a Shareholder (in its capacity as such) against Prudential and/or the Directors and/or its professional service providers. It also applies to legal proceedings between Prudential and the Directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the Shareholder and such professional service provider.

ACTION TO BE TAKEN

1.	Action to be taken in relation to voting at the General Meeting

1.1	Shareholders

The Demerger will require the approval of Shareholders at the General Meeting to be held at 9.30 a.m. UK time (4.30 p.m. Hong Kong / Singapore time) on 15 October 2019 in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB.

Shareholders should read the Notice of General Meeting at the end of this document for the full text of the Demerger Resolution and for further details about the General Meeting.

The Notice of General Meeting also contains the text of the Director Election Resolution relating to the appointment of Amy Yip, who joined the Prudential Board as a non-executive Director with effect from 2 September 2019. The Articles require that a Director appointed by the Prudential Board needs to be elected at the next general meeting of Prudential following their appointment or, if not so elected, vacate office at the end of that general meeting. Accordingly, Shareholders are required to approve the election of Ms Yip as a Director.

Shareholders may vote in person at the General Meeting or they may appoint another person as their proxy to attend, speak and vote in their place. A proxy need not be a member of Prudential. Shareholders may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to different Prudential Shares held by that Shareholder.

It is important that as many votes as possible are cast. Whether or not you plan to attend the General Meeting in person, you are encouraged to complete and return your Form of Proxy as soon as possible.

Completion and return of the Form of Proxy, an electronic proxy or the appointment of proxies through CREST will not preclude a Shareholder from attending and voting in person at the General Meeting.

UK Shareholders

If you are a UK Shareholder, you should ensure that the Form of Proxy is returned to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA so as to be received by no later than 9.30 a.m. UK time on 11 October 2019.

Alternatively, you may appoint a proxy electronically by logging onto Equiniti’s website www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which, if you are a UK Shareholder, are printed on the face of your Forms of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s online portfolio service, Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential details. Instructions are given on the website.

If you hold your Prudential Shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual so that it is received by Equiniti (under CREST Participant ID RA19) no later than 9.30 a.m. UK time on 11 October 2019.

Hong Kong Shareholders

If you are a Hong Kong Shareholder, you should ensure that the Form of Proxy is returned to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 4.30 p.m. Hong Kong time on 12 October 2019.

Holders of beneficial interests in Prudential Shares through the CCASS

If you hold a beneficial interest in Prudential Shares through the CCASS, you will not receive a Form of Proxy. You will instead need to follow the instructions provided by your CCASS participant if you wish to provide voting instructions or if you would like to be authorised to attend and vote at the General Meeting in person.

1.2	Singapore Holders

If you are a Singapore Holder and wish to provide CDP with voting instructions in respect of your interest in Prudential Shares, you must complete and execute CDP Form A in accordance with the instructions set out therein and ensure that any such voting instructions are received by CDP by 5.00 p.m. Singapore time on 9 October 2019 to allow it to collate voting instructions for onward transmission to HKSCC Nominees through its CCASS participant.

If you are a Singapore Holder and wish to attend the General Meeting and cast votes in respect of your interest in Prudential Shares in person, you must complete and execute CDP Form B in accordance with the instructions set out therein and ensure that any such nomination instructions are received by CDP by 5.00 p.m. Singapore time on 9 October 2019 to allow it to transmit the names and addresses and the interests in Prudential Shares represented of the persons named in CDP Form B to HKSCC Nominees through its CCASS participant.

1.3	Prudential ADR Holders

Please note that Prudential ADR Holders, in their capacities as such, are not entitled to attend or vote at the General Meeting directly or to appoint proxies to attend and vote on their behalf. In order to attend and vote at the General Meeting, a Prudential ADR Holder can cancel their Prudential ADRs and become a registered holder of Prudential Shares before the Voting Record Time. This entails surrendering their Prudential ADRs in accordance with the terms of the Prudential ADR Deposit Agreement and receiving Prudential Shares in return.

However, if you are a Prudential ADR Holder, you will instead receive a Voting Instruction Card from the US Depositary which will enable you to instruct the US Depositary on how to vote on your behalf at the General Meeting in respect of the Prudential Shares represented by your Prudential ADRs.

You are encouraged to complete and sign the Voting Instruction Card and return it to the US Depositary as soon as possible and by no later than 12.00 noon New York time on 11 October 2019.

2.	Action to be taken in respect of entitlements to the M&G Shares

2.1	Shareholders

UK Shareholders

If you are a Qualifying UK Shareholder, you will not need to take any further action after the vote at the General Meeting. UK Shareholders are not eligible to take the Share Sale Option which is explained further below.

Hong Kong Shareholders

Hong Kong Shareholders have been sent a Form of Election along with this Circular. The Form of Election allows Qualifying Hong Kong Shareholders (being those who are on the Hong Kong Register at the applicable Record Time) to elect to take the Share Sale Option explained below or to receive the M&G Shares to which they will be entitled in uncertificated form through CREST.

If you are a Qualifying Hong Kong Shareholder and you want to receive the M&G Shares to which you will be entitled in certificated form, you will not need to take any further action in relation to the Form of Election.

If you are a Qualifying Hong Kong Shareholder and you would like to elect either:

•	to take the Share Sale Option, or

•	to receive the M&G Shares to which you will be entitled in uncertificated form through CREST,

you should complete and sign the Form of Election in accordance with the instructions set out in it and ensure that it is returned to Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 4.30 p.m. Hong Kong time on 25 October 2019.

No acknowledgement of receipt of a completed Form of Election will be issued. After a valid Form of Election is lodged with Computershare Hong Kong, no election may be in any way withdrawn, revoked, superseded or altered without the agreement of Prudential.

Please note:

•

If you are a Qualifying Hong Kong Shareholder but do not return a valid Form of Election before the time stated above, you will receive the M&G Shares to which you are entitled under the Demerger in certificated form.

•

If you return a Form of Election before the time stated above but are not on the Hong Kong Register at the applicable Record Time, you will not be a Qualifying Hong Kong Shareholder and will not be entitled to participate in the Demerger at all.

Prudential will remain the legal holder of all M&G Shares to which Qualifying Hong Kong Shareholders will be entitled on completion of the Demerger. Prudential will hold such shares as bare trustee for the benefit and on behalf of such Qualifying Hong Kong Shareholders from completion of the Demerger until the Hong Kong Settlement Date (which is expected to be 28 October 2019). This arrangement will allow Prudential to deal with administrative matters arising in connection with the distribution of M&G Shares to Qualifying Hong Kong Shareholders, as provided for under the Articles. On the Hong Kong Settlement Date, the register of members of M&G will be updated to reflect the legal ownership of the M&G Shares in respect of Qualifying Hong Kong Shareholders who do not elect to take the Share Sale Option and those who elect to hold their M&G Shares in uncertificated form through CREST.

A Qualifying Shareholder should not sell or otherwise transfer their entitlement to M&G Shares until they have been registered on the M&G register of members or their CREST account has been credited in respect of their M&G Shares.

Overview of the Share Sale Option

Qualifying Hong Kong Shareholders will enjoy the same entitlements to M&G Shares as Qualifying UK Shareholders in the event of the Demerger completing in accordance with the terms of this Circular. However, given that the M&G Shares will not be listed outside the UK and will not be traded on any exchange other than the LSE, the Share Sale Option will be available to Qualifying Hong Kong Shareholders, which will allow them to elect to have the M&G Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the gross cash proceeds paid to them instead.

The M&G Shares of those who make such an election will be transferred to and sold by a broker appointed by Prudential on the Hong Kong Settlement Date. It is expected that this will be 28 October 2019, the first business day after the deadline for the return of completed Forms of Election to Computershare Hong Kong, and that cheques for the sale proceeds will be despatched to the relevant Qualifying Hong Kong Shareholders by ordinary post at their own risk by no later than 12 November 2019.

It will not be possible for a Qualifying Hong Kong Shareholder to elect to have only some, but not all, of their M&G Shares sold under the Share Sale Option or held in CREST. Qualifying Hong Kong Shareholders may (i) elect to take the Share Sale Option in respect of their full entitlement of M&G Shares; (ii) elect to hold their full entitlement of M&G Shares in CREST; or (iii) receive their full entitlement of M&G Shares in certificated form. However, nominee services companies including HKSCC Nominees will be permitted to make a partial election to the extent required to satisfy the elections made by the holders of beneficial interests in Prudential Shares of which it is the registered holder or on behalf of whom it holds interests in Prudential Shares. This is explained further below.

The availability of the Share Sale Option is subject to the Demerger becoming effective. The availability of the Share Sale Option is not conditional on a minimum number of Qualifying Hong Kong Shareholders electing to take it, or on any minimum number of M&G Shares being sold under it.

Contingency arrangements in respect of settlement in Hong Kong

The deadline to return a completed Form of Election will not be valid if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, a “black” rainstorm warning or any other event that prevents or substantially disrupts business activity in Hong Kong on 25 October 2019. The arrangements should one or more of these events occur will be as follows:

(A)

subject to paragraph (C) below, if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, or a “black” rainstorm warning in force in Hong Kong at any local time before 12.00 noon and no longer in force after 12.00 noon on 25 October 2019, the deadline to return a completed Form of Election will be 5.00 p.m. on the same business day;

(B)

subject to paragraph (C) below, if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, or a “black” rainstorm warning in force in Hong Kong at any local time between 12.00 noon and 4.30 p.m. on 25 October 2019, the deadline to return a completed Form of Election will be rescheduled to 4.30 p.m. on the next business day which does not have either of those warnings in force at any time between 9.00 a.m. and 4.30 p.m.; and

(C)

to the extent that there is any event that prevents or substantially disrupts business activity in Hong Kong on 25 October 2019, the deadline to return a completed Form of Election will be rescheduled to 4.30 p.m. on the next business day on which there is no such disruptive event.

The settlement process for Qualifying Hong Kong Shareholders described above will then take place as soon as practicable afterwards.

Holders of beneficial interests in Prudential Shares through the CCASS

If you hold a beneficial interest in Prudential Shares through the CCASS at the Record Time for Hong Kong Shareholders, you will need to take further action to receive the M&G Shares to which you will be entitled in certificated form or uncertificated form, or to take the Share Sale Option.

If you wish to hold your M&G Shares in certificated form, you should either (i) contact your CCASS participant to make the necessary arrangements with Computershare Hong Kong as soon as practicable to withdraw your Prudential Shares from the CCASS before 4.30 p.m. on 18 October 2019 for you to be registered as the owner of your Prudential Shares at the Record Time; or (ii) take action after the Record Time as explained below.

If you continue to hold your interest in Prudential Shares through the CCASS, your CCASS participant will contact you shortly after the Record Time to ask whether you wish to receive your entitlement to M&G Shares in uncertificated form, if you have a CREST account, or whether you wish to take the Share Sale Option described above. It will also request certain information needed to take your chosen option. The settlement processes of HKSCC Nominees do not allow you to receive your entitlement to M&G Shares in certificated form in your own name initially, so no such choice will be available. If you wish to hold your M&G Shares in certificated form, you should not respond to your CCASS participant but should contact the Transfer Agent in due course as described below.

If you do not respond to the request for information from your CCASS participant within the time requested, HKSCC Nominees (as the registered holder of Prudential Shares in which you have a beneficial interest) will receive the share certificate in respect of the M&G Shares to which you are beneficially entitled under the Demerger. If you wish to hold your M&G Shares in certificated form in your own name, you will need to arrange for such share certificate to be re-issued in your name through the Transfer Agent. More information on the Transfer Agent is set out in the answer to the question at section 4.8 of Part II (Questions and Answers on the Demerger).

If you choose to receive the M&G Shares to which you are entitled in uncertificated form and provide the required information within the time requested, your CREST account will be credited on the Hong Kong Settlement Date, which is expected to be 28 October 2019. If you choose to take the Share Sale Option and provide the required information within the time requested, the M&G Shares to which you will be entitled will be sold and the gross cash proceeds paid to HKSCC Nominees for onward transmission to you.

2.2	Singapore Holders

Owing to practical difficulties arising in connection with the distribution and settlement of M&G Shares to Singapore Holders through CDP, the Share Sale Option will be compulsory for Singapore Holders at the applicable Record Time (being the Record Time for Hong Kong Shareholders). Therefore the M&G Shares to which such Singapore Holders will be entitled upon completion of the Demerger will be sold on their behalf and the gross cash proceeds paid to HKSCC Nominees for onward transmission to them via CDP.

Singapore Holders who wish to retain the option of receiving M&G Shares in certificated form may request to move their holding of interests in Prudential Shares from CDP to the CCASS, such that their interests in Prudential Shares are credited into the relevant CCASS account by or before the Record Time for Hong Kong Shareholders. Such Singapore Holder would then be considered as a holder of beneficial interests in Prudential Shares through the CCASS, and the settlement process in respect of the M&G Shares for such Singapore Holder would be as described in the section above. More information on the procedures for the movement of interests in Prudential Shares from CDP to the CCASS is set out in the answer to the question at section 4.6 of Part II (Questions and Answers on the Demerger).

2.3	Prudential ADR Holders

If you are a Prudential ADR Holder, you will receive your entitlement to the Demerger Dividend in accordance with the terms of the Prudential ADR Deposit Agreement. As the Qualifying Shareholder

on the UK Register, the US Depositary will receive the M&G Shares on completion of the Demerger. It is expected that, in accordance with the terms of the Prudential ADR Deposit Agreement, the US Depositary will sell the M&G Shares it receives and, after deduction of the fees, charges and expenses provided for under the ADR Deposit Agreement, remit your portion of the net cash proceeds of such sale to you.

Prudential ADR Holders are not eligible to take the Share Sale Option.

3.	Helplines

Prudential has established helplines operated from the UK and Hong Kong for Shareholders who have questions in relation to this document or the Demerger, including any questions in relation to the Share Sale Option, or who require assistance relating to the completion and return of the Form of Proxy or the Form of Election.

The UK helpline will be operated by Equiniti and will be available on 0371 384 2731 (from inside the UK) or +44 121 415 0167 (from outside the UK). The helpline will be available from 8.30 a.m. to 5.30 p.m. UK time Monday to Friday (except public holidays in England and Wales) and will remain open until 15 November 2019. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

The Hong Kong helpline will be operated by Computershare Hong Kong and will be available on +852 2862 8646. The helpline will be available from 9.00 a.m. to 6.00 p.m. Hong Kong time Monday to Friday (except on public holidays) and will remain open until 31 December 2019.

Singapore Holders may also refer queries to CDP at 9 North Buona Vista Drive, #01-19/20, The Metropolis, Singapore 138588 or by telephone on +65 6535 7511. Enquiries regarding shares held in depository agent sub-accounts should be directed to the relevant depository agent or broker.

Prudential ADR Holders may refer queries relating to their accounts to the US Depositary at JPMorgan Chase Bank, N.A, PO Box 64504, St. Paul, MN 55164-0504, USA. The telephone number is 800 990 1135 (from inside the US) or +1 651 453 2128 (from outside the US) and the website log-in at www.adr.com.

The helpline operators will not provide advice on the merits of the Demerger or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

For further information, please visit Prudential’s website at www.prudentialplc.com.

PART I

LETTER FROM THE CHAIRMAN OF PRUDENTIAL PLC

Prudential plc

(incorporated in England and Wales with registered number 1397169)

Directors:		Registered office:
Paul Manduca Michael Wells Mark FitzPatrick James Turner	The Hon. Philip Remnant CBE Sir Howard Davies David Law Kaikhushru Nargolwala Anthony Nightingale Alice Schroeder Thomas Watjen Fields Wicker-Miurin OBE Amy Yip	Prudential plc 1 Angel Court, London EC2R 7AG United Kingdom Principal place of business in Hong Kong: 13th Floor, One International Finance Centre 1 Harbour View Street, Central Hong Kong

25 September 2019

Dear Shareholder,

Recommended proposal for the demerger

of the M&G Group from the Prudential Group

1.	Introduction

On 14 March 2018 the Prudential Board announced its intention to demerge the M&G Group from the Prudential Group.

I am writing to provide you with further information about the Demerger, to explain why the Prudential Board believes that it is in the best interests of Shareholders as a whole, and to invite you to the General Meeting to be held at 9.30 a.m. UK time (4.30 p.m. Hong Kong / Singapore time) on 15 October 2019 in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB. The Notice of General Meeting and the text of the Demerger Resolution which is to be proposed at the General Meeting are set out at the end of this document.

The Prudential Board unanimously recommends that you vote in favour of the Demerger Resolution.

2.	Overview of the Demerger

The Demerger is conditional upon, among other things, the passing of the Demerger Resolution by Shareholders at the General Meeting and the approval of the Demerger Dividend by the Prudential Board. If the Demerger completes, Qualifying Shareholders will be entitled to receive:

one M&G Share for each Prudential Share

held by them at the applicable Record Time. Shareholders will continue to own their existing Prudential Shares unless they sell or transfer them in the usual course.

Following the Demerger, it is expected that the M&G Shares will have a premium listing on the Official List and be admitted to trading on the main market for listed securities of the LSE.

It is expected that the Demerger will be completed on 21 October 2019, immediately prior to Admission. It is expected that Admission will become effective, and that unconditional dealings in M&G Shares will commence on the LSE, at 8.00 a.m. on 21 October 2019.

Details of the actions you need to take to vote on the Demerger Resolution can be found on pages 9 and 10 and in the answer to the question at section 2.4 of Part II (Questions and Answers on the Demerger).

3.	Background to, and reasons for, the Demerger

3.1	History of the Prudential Group and steps taken prior to the Demerger

The Prudential Group was founded in the UK in 1848 and has grown to consist of a diversified global portfolio of businesses operating in the world’s largest and fastest-growing life insurance and investment markets. By 2017, the Prudential Group comprised four primary businesses in Asia, the US, and the UK and Europe, which included its UK life insurance business and the asset manager M&G. In August 2017, Prudential announced its intention to merge M&G and the Prudential Group’s UK and European insurance business to form what is now the M&G Business. This merger resulted in a group portfolio of three primary businesses, each of significant scale.

Consistent with the Prudential Group’s approach to actively managing this global portfolio, the Prudential Board has regularly reviewed the composition of the Prudential Group to ensure that its businesses are best placed to execute on its strategy and to maximise long-term shareholder value while seeking to maintain a rigorous approach to allocating capital between businesses. This process led to Prudential announcing its intention to demerge the M&G Group from the Prudential Group in March 2018.

3.2	Rationale for the Demerger

The Prudential Board believes that the Post-Demerger Prudential Business and the M&G Business operating as independent businesses will be more likely to result in each maximising its potential performance than if they continue to operate together under common ownership. It believes that each group has the platform and scale necessary to operate successfully as a listed company and to pursue its own independent strategy.

The Post-Demerger Prudential Group is one of the largest international life insurance and asset management businesses, focused on the attractive growth opportunities in Asia. The Prudential Board believes that its Asian and US businesses are best placed to maximise their potential with the benefit of the collective scale and disciplined capital allocation of the Post-Demerger Prudential Group.

The M&G Group is a leading savings and investments business that is well-positioned to target growing customer demand for financial solutions in the UK, Europe and selected other international markets. The Prudential Board believes that, as an independent group with control over its strategy and capital management, the M&G Group will be better able to effect its transformation to a digitally-enabled, capital-efficient business and the continued development of its investment capabilities and international distribution.

Accordingly, the Prudential Board believes that the Demerger is in the best interests of Shareholders as a whole. In particular:

•

Strategy: the Post-Demerger Prudential Business and the M&G Business are distinct businesses, with divergent market opportunities and strategies, offering different profiles of risk and reward. The Demerger will create two separate groups, each with its own experienced management team better able to focus on its distinct strategic priorities, with more closely aligned incentives.

•

Capital: the Post-Demerger Prudential Business and the M&G Business have distinct investment prospects and will seek to develop shareholder bases that reflect the risk and return profiles of each business. The Demerger will provide each business greater flexibility to deploy capital in a manner consistent with its individual strategic priorities, within an appropriate capital structure. As independent groups, the Post-Demerger Prudential Group and the M&G Group will both be able to manage more appropriately the funding of their business strategies, with capital allocation supported by direct access to forms of capital most appropriate to finance growth opportunities.

•

Execution: following the Demerger, both the Post-Demerger Prudential Business and the M&G Business will benefit from improved allocation of resources, increased focus and greater flexibility in execution. This should arise from improved alignment of management and employees to their businesses, customers, regulators and shareholders, and simplified operating and reporting structures. Accordingly, the Prudential Board believes that the Demerger will lead to an improvement in strategic and operational execution for both the Post-Demerger Prudential Group and the M&G Group, which will enhance their speed and agility to adapt to their customers’ evolving needs and ensure they are better placed to focus on operational delivery, capital allocation decisions, and management of stakeholder relationships. The equity-based compensation for staff in each business can also be more closely linked to business performance, and therefore better aligned with shareholder interests.

•

Shareholder optionality and alignment: the Demerger allows Shareholders to participate in both businesses with the same initial proportionate shareholding, whilst also providing flexibility for Shareholders to select their own exposure to each over time. Investors will be better able to assess the individual investment propositions of each group and evaluate their performance compared to companies in the same or similar markets. The Prudential Board therefore expects each group to attract, develop and retain a shareholder base that is aligned to provide optimal support for their individual strategic development.

4.	The Post-Demerger Prudential Business and the M&G Business

Since it was founded in 1848, Prudential has been helping people de-risk their lives and look forward to the future with confidence. Both the Post-Demerger Prudential Business and the M&G Business intend to continue to be driven by this intent.

Through its evolving solutions and products, the Post-Demerger Prudential Group proposes to continue to meet the essential savings and investment needs of its customers, whether they are starting a family, saving for a child’s education or planning for old age. It is proposed that Prudential’s business model will continue to be strongly aligned with important global social needs: access to healthcare and protection against poverty; security for ageing populations; and investment in infrastructure and the real economy.

4.1	The Post-Demerger Prudential Business

The Post-Demerger Prudential Business is one of the largest international life insurance and asset management businesses and will be led by the Group Chief Executive of Prudential, Mike Wells.

The Post-Demerger Prudential Group will be focused on capturing the structural growth opportunity across the Asian and African markets under Prudential Corporation Asia, its Asian business unit (“PCA”). In the US, its business unit, Jackson, will seek to benefit from the growing retirement market and to provide enhanced cash generation to the Post-Demerger Prudential Group.

The Post-Demerger Prudential Group will look to build long-term shareholder value by continuing to focus on achieving sustainable, profitable growth and retaining a resilient balance sheet, with a disciplined approach to active capital allocation.

PCA

The Prudential Group has operated in Asia since 1923 and has expanded its footprint to provide access to a population of over 3.6 billion with extensive distribution reach through over 600,000 licensed tied agents and more than 300 distribution partnerships. Asia is the largest business segment of the Post-Demerger Prudential Business, accounting for 79 per cent of its European Embedded Value (“EEV”) new business profit in the first six months of 2019 and 70 per cent of EEV shareholders’ equity (excluding that attributable to the Demerging Group) as at 30 June 2019.

In Asia, the Post-Demerger Prudential Group has a diverse and well-positioned portfolio of operations that are aligned to multiple and enduring demand drivers, and which are actively supported by regulatory and governmental goals. It has a long-established and well recognised brand in the region. PCA has built a pan-regional life insurance and asset management business with significant operational scale and diversification, through top three positions in eight out of the 12 life insurance markets in which the Post-Demerger Prudential Group operates and through Eastspring’s established asset management presence in 11 Asian countries. It has high quality, resilient businesses focused on recurring premium products, and substantial opportunities in health and protection, in high net worth segments and in China. It benefits from a productive distribution footprint across Asia, diversified across its substantial agency force and bank partner network, capabilities in asset management and risk management and customer value propositions. It continues to invest significantly in tech-driven capability to penetrate the addressable market as it expands and to improve operating performance.

The region’s long-term structural trends are powerful drivers of sustainable growth. Consumers in Asia are generally regarded as being under-insured and having under-saved during their working lives,

which leaves them inadequately prepared for their retirement. Life insurance penetration remains low (with premiums as a percentage of gross domestic product estimated at 6.8 per cent and 2.25 per cent for advanced and emerging Asia respectively), the growing health protection gap has been estimated at US$1.8 trillion, and the pensions funding gap is already above US$14 trillion in China and India alone and is expected to rise rapidly. The rising levels of income of the Asian population mean that Asia could account for two-thirds of the global middle class by 2030, creating additional demand for insurance and investment products. These growth trends also benefit from political and regulatory support. In Hong Kong and Malaysia, for example, there has been active participation by their respective health ministries in supporting and promoting the growth of private health insurance solutions to help meet the rapidly rising needs and aspirations of their growing populations.

These structural trends underpin a strong and growing demand for savings and protection across this region, which the Post-Demerger Prudential Group is well placed to capture. The Prudential Board believes that the Demerger will give the Post-Demerger Prudential Group the opportunity to accelerate the growth trajectory of its Asian business.

In Africa, the Prudential Group has established operations in eight countries since 2014, with a substantial opportunity to serve the rapidly expanding customer demand for long-term financial solutions, drawing on the Prudential Group’s long-standing experience of developing financial services businesses in Asian emerging markets.

Jackson

Jackson has a long track record in retirement and life insurance in the US, with funds under management as at 30 June 2019 of £204.1 billion and approximately 4 million policies (as at 31 December 2018), operating with a single technology platform to deliver one of the most efficient and scalable operating platforms across the industry. Based on variable annuity sales in 2018, Jackson is the leader in the independent broker-dealer, bank and wirehouse channels and ranks fourth with regional firms. It is supported by the largest and one of the most productive wholesaling forces in the industry, including access to 614 broker-dealers as at 30 June 2019. Jackson has a history of successful innovation, high quality service of customer-driven retirement solutions and track record of risk management which position it as one of the market’s largest providers of retirement solutions, delivering income security to the increasing numbers of US retirees.

Regulatory changes to the distribution of financial products are expected to improve the longer-term outlook for growth in retirement-specific products and solutions, as compared to recent periods where the regulatory position has been less certain, and should benefit providers such as Jackson that can evidence disciplined, consistent value delivery for customers.

Jackson is well placed to capture growth within the US retirement market. Specifically, US demographic trends are favourable for providers of retirement solutions, with a 39 per cent projected increase in the number of people aged over 65 between 2018 and 2035, amounting to an extra 22 million individuals needing retirement solutions. Alongside this, pension provision has been declining, with an approximate 73 per cent reduction in the number of defined benefit pension schemes in the last 30 years.

In response to this growing demand for retirement products and the ongoing shift to fee-based solutions, Jackson has positioned itself with product innovation and distribution strategies to further enhance its market-leading annuity position in the brokerage market and grow in the advisory retirement solutions market. Its leading position in the annuity industry in the US, broad product range within the annuity market segment, service standards and diversified distribution relationships means that it is well positioned to capture the industry trend towards advisory-based distribution models. In 2018, it announced distribution agreements with a significant number of new partners such as Morgan Stanley and State Farm, which are important steps towards advisory-based distribution models.

Following a strategic assessment, the business is focused on increasing product diversification (as measured by policyholder liabilities), with the objective of delivering growth in statutory capital generation and enhanced cash remittances post Demerger. The Post-Demerger Prudential Group may consider a range of options to support this strategy, including reinsurance and third party financing, should those routes deliver enhanced value to Shareholders, taking into account the interests of customers, regulators, rating agencies and capital providers.

Current trading and prospects for the Post-Demerger Prudential Group

The long-term structural drivers of growth in Asia remain unchanged and compelling. This is clearly reflected in Asia’s IFRS operating earnings growth, which is both resilient and high quality driven by the compounding nature of the regular premium income base and focus on health and protection led insurance margin income. These drivers, combined with the diversity of the Asian platform and quality of its execution, are expected to outweigh short-term effects in any one market or any one period’s sales. The Prudential Group is experiencing the industry-wide slowdown in new business in Hong Kong, primarily reflecting a decline in mainland visitors, while the in-force book currently remains resilient. Outside Hong Kong, year-to-date sales (as at the end of August 2019) continue to grow at a double digit rate and this growth remains broad based. In the two-month period since the half year, Eastspring has maintained its positive momentum in both net inflows and funds under management.

In the US, there is now greater regulatory clarity than has been the case in recent years, and a process of normalisation in the sales environment for the products of the Post-Demerger Prudential Group is expected. At the same time, there are significant shifts across the market towards fixed and fixed-index annuities. Sales trends in the third quarter of 2019 continue to see a higher mix of fixed-index annuities, continuing the trend seen in the first half of 2019, and fixed annuities sales have increased following new product introductions. Sales of variable annuities continue to be broadly at the levels seen in the first half of the year. The Post-Demerger Prudential Group will continue to follow an active portfolio approach to its business and focus on execution and operational delivery. US IFRS earnings are expected to remain sensitive at an operating level to the impact of equity markets on separate account balances, which drive fee revenues, and on the acceleration and deceleration of deferred acquisition costs amortisation.

The Prudential Group last updated on its financial results and position as at 30 June 2019 and since that date interest rates have fallen. Solvency levels continue to be monitored at a group and subsidiary level and, as at the end of August 2019, the Prudential Group’s shareholder LCSM capital position (which excludes the Demerging Group and is described in Part VI (Unaudited Pro Forma Financial Information for the Prudential Group)) remained within risk appetite. In addition, it is likely that Jackson, prior to 1 October 2019, will remove the practice permitted by its local regulator of excluding from its local statutory results gains/losses attributable to the valuation of interest rate swaps. If not removed prior to 1 October 2019, it is expected that the permitted practice will not be renewed and will expire on 1 October 2019.

In addition, declining interest rates influence the level of income from the investments of the Post-Demerger Prudential Group. Equity market and interest movements will also impact shareholders’ returns through hedging positions held for risk management purposes, the valuations of bonds held and changes to associated liability valuations, for which there is a degree of accounting mismatch with the assets held to support them.

The Directors believe that opportunities available to the Post-Demerger Prudential Group and its diversification in terms of geographies, products and distribution platforms leave it well positioned to deal with the protectionist developments and political uncertainties currently affecting the global economy and driving volatility in markets.

The Directors have determined the strategy of the Post-Demerger Prudential Group to be Asia-led, focused on structural growth markets, and with the intention for its US business to deliver enhanced cash returns through the accelerated diversification of its book. The Directors are confident that the Post-Demerger Prudential Group will continue to deliver important benefits for its customers and profitable growth for its Shareholders, while managing risks conservatively.

4.2	The M&G Business

The Demerging Group is a leading savings and investments business. It serves around 5.5 million retail customers, who want to build and protect their life savings, and provides investment solutions to more than 800 institutional clients. The Demerging Group’s innovative asset management and customer solutions are supported by its extensive investment capabilities, an international distribution network and two strong brands: Prudential and M&G. The Demerging Group operates internationally and distributes its products across 28 markets through a network of 20 offices. In the UK and continental Europe, it provides a range of long-term savings and investment solutions, including PruFund. In the Americas, Africa, Asia and Australia, the Demerging Group also provides asset management solutions. As at 30 June 2019, the Demerging Group’s assets under management and administration totalled £341.1 billion.

The Demerging Group operates across two operating segments: Savings & Asset Management and Heritage. The Savings & Asset Management segment, with £210.4 billion assets under management and administration as at 30 June 2019, comprises the Demerging Group’s retail savings (including PruFund) and asset management business as well as its institutional asset management business.

The Heritage segment, with £130.7 billion assets under management and administration as at 30 June 2019, primarily comprises the Demerging Group’s traditional with-profits business as well as its annuities and corporate pensions businesses.

The Demerging Group’s aim is to maintain and further strengthen its position as a leading provider of differentiated, outcome-orientated investment solutions to retail customers and institutional clients. The Demerging Group’s strategy is underpinned by its core purpose: to grow and manage its customers’ savings with tailored solutions and to invest responsibly and with care.

Current trading and prospects for the Demerging Group

Since 30 June 2019, the Demerging Group has continued to trade in line with the M&G Directors’ expectations. Overall the M&G Directors continue to remain confident in the Demerging Group’s prospects.

The Demerging Group is an asset owner and asset manager, operating in attractive markets underpinned by long-term favourable trends and strong growth prospects, in particular ageing populations and the shift of responsibility for retirement to the individual. Total assets under management and administration grew by six per cent in the six months ended 30 June 2019 to £341.1 billion. The Demerging Group’s savings and asset management operations are well positioned in with-profits savings, retail asset management and institutional asset management, while its annuity and other insurance operations have a large customer base with long duration products.

Since 30 June 2019, equity markets have remained volatile, with significant investor risk aversion amid political uncertainties, which is impacting asset management flows. The Demerging Group’s Savings & Asset Management segment experienced net client outflows of £1.4 billion in the six months ended 30 June 2019 and these outflows have continued since 30 June 2019. The Demerging Group continues to focus on growth initiatives, including strengthening its sub-advisory offering, which is expected to improve the stability of flows. At the same time, the Demerging Group’s PruFund proposition has continued to experience positive net flows and the profitability on this business is expected to increase as the book matures.

Interest rates have also been volatile and are currently lower than at 30 June 2019. While this has impacted the Demerging Group’s capital position, it has remained well within risk appetite.

The Demerging Group has continued to see outflows in its Heritage business since 30 June 2019 as payments are made to annuity policyholders and withdrawals are made from traditional with-profits policies. The profitability of the Heritage business is expected to remain stable in the medium term, with a gradual reduction in the longer term as this business runs off.

The Demerging Group has continued to drive transformation to improve customer experience, enable growth and capture efficiencies.

4.3	Listings and index inclusion

Prudential is incorporated in England and Wales and the Prudential Shares have been admitted to the premium listing segment of the Official List and are traded on the main market of the LSE. Prudential also has a dual primary listing on the HKSE and maintains secondary listings on the NYSE (in the form of the Prudential ADRs which evidence Prudential Shares on the UK Register) and the SGX-ST. These listings will not be affected by the Demerger. Prudential is expected to remain eligible for inclusion in the FTSE UK Index Series following completion of the Demerger.

M&G is incorporated in England and Wales and an application will be made for the M&G Shares to be admitted to the premium listing segment of the Official List and to trade on the main market of the LSE, with International Securities Identification Number (ISIN) GB00BKFB1C65. M&G will not be listed on the HKSE, the SGX-ST or the NYSE in the form of American depositary receipts. M&G is expected to be eligible for inclusion in the FTSE UK Index Series from Admission.

4.4	Currency

The Prudential Group currently presents its consolidated financial statements in pounds sterling. Following completion of the Demerger, a larger proportion of the Post-Demerger Prudential Group’s earnings and assets and liabilities will be denominated in US dollars or currencies that are linked to US dollars (such as the Hong Kong dollar). Accordingly:

•

the Post-Demerger Prudential Group will change the presentation currency for its consolidated financial statements to US dollars for the full year ending 31 December 2019. Comparatives contained in Prudential’s 2019 Annual Report will be similarly presented in US dollars; and

•

Prudential will determine and declare its dividend in US dollars commencing with dividends paid in 2020, including the 2019 second interim dividend. Shareholders will be provided with the option to elect to receive dividend payments in the equivalent value of pounds sterling, Hong Kong dollars or Singapore dollars.

5.	Implementation of the Demerger

The Demerger will be implemented by Prudential making an in-specie distribution of M&G Shares, immediately prior to Admission, to Qualifying Shareholders (being Shareholders at the applicable Record Time) (the “Demerger Dividend”). This means that, upon completion of the Demerger, Qualifying Shareholders will be entitled to one M&G Share for each Prudential Share held by them at the applicable Record Time. The Demerger is expected to be completed on 21 October 2019, immediately prior to Admission.

Given that the M&G Shares will not be listed outside the UK and will not be traded on any exchange other than the LSE, the Share Sale Option will be available to Qualifying Hong Kong Shareholders, which will allow them to elect to have the M&G Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the gross cash proceeds paid to them instead. The Share Sale Option will be compulsory for Singapore Holders. The Share Sale Option is described in more detail on page 11 of this document and in the answers to the questions at sections 4.1 to 4.6 of Part II (Questions and Answers on the Demerger). An explanation of how Prudential ADR Holders are expected to participate in the Demerger is set out in the answer to the question at section 1.6 of Part II (Questions and Answers on the Demerger).

The Demerger is subject to a number of conditions, including the approval of the Demerger Resolution by Shareholders and the approval of the Demerger Dividend by the Prudential Board. The conditions are set out in full in section 10 of Part VIII (Additional Information).

It should be noted that Prudential is entitled to decide not to proceed with the Demerger at any time prior to completion of the Demerger if circumstances change such that the Prudential Board no longer considers that the Demerger would be in the best interests of Shareholders as a whole.

A summary of the steps to be taken to effect the Demerger is set out in question 1.4 in Part II (Questions and Answers on the Demerger).

6.	Regulatory and capital regime

6.1	Regulatory regime and capital metrics

The Prudential Group

Until the Demerger is completed, the PRA will be the group-wide supervisor of the Prudential Group and the Prudential Group will remain subject to Solvency II rules and capital requirements.

The Post-Demerger Prudential Group

With effect from the Demerger, the Hong Kong Insurance Authority (the “HKIA”) will assume the role of the group-wide supervisor for the Post-Demerger Prudential Group. The Post-Demerger Prudential Group will no longer be subject to Solvency II capital requirements. Ultimately, the Post-Demerger Prudential Group will become subject to the GWS Framework, which is currently under development by the HKIA for the industry and is not expected to come into force until the second half of 2020 at the earliest (subject to the legislative process).

Until the GWS Framework comes into force, Prudential will apply the local capital summation method (“LCSM”) that has been agreed with the HKIA to determine group regulatory capital requirements (both minimum and prescribed levels). The HKIA has agreed that certain specific bonds (being those subordinated debt instruments expected to be held by Prudential at the date of completion of the Demerger) can be included as part of the capital resources of the Post-Demerger Prudential Group for the purposes of satisfying group minimum and prescribed capital requirements from the date of Demerger as part of the LCSM. Grandfathering provisions under the GWS Framework remain subject to further consultation and the Hong Kong legislative process in due course.

Pro forma results for Prudential’s LCSM group capital are set out in Part VI (Unaudited Pro Forma Financial Information for the Prudential Group).

As part of the risk management principles specified by the HKIA, the Post-Demerger Prudential Group will retain the group internal economic capital metric (also known as ‘ECap’) the Prudential Group currently uses, although the HKIA may specify further guidance on the manner in which group internal economic capital is to be calculated. This economic capital measure recognises diversification benefits between different risks, reflecting the range of products the Prudential Group writes across different geographies.

The Post-Demerger Prudential Group intends to maintain a strong credit rating to preserve flexible financing options in terms of market access, capacity and choice of debt structure, and will monitor rating agency views of capital adequacy accordingly.

The regulatory environment will continue to evolve for the Post-Demerger Prudential Group. In particular, the HKIA is developing a framework for the group-wide supervision of insurance groups and local regulations are evolving in a number of the jurisdictions where the Post-Demerger Prudential Group operates. Additionally, the International Capital Standard being developed by the International Association of Insurance Supervisors is due to be finalised in 2024, the outcome of which is uncertain and hence could differ significantly from the current approach for measuring group solvency.

6.2	Capital management framework

The Post-Demerger Prudential Group will continue to monitor regulatory capital, economic capital and rating agency capital metrics and will manage the business within its risk appetite by remaining within economic and regulatory capital limits.

The Post-Demerger Prudential Group’s capital management framework will continue to focus on achieving sustainable, profitable growth and retaining a resilient balance sheet, with a disciplined approach to active capital allocation. The framework comprises the following key elements:

•

sufficient capital is held in each business unit to meet local regulatory capital requirements and the group’s risk appetite to ensure that commitments made to customers can be fulfilled in stress scenarios;

•

sufficient resources are held centrally to provide a capital buffer to support businesses in stress scenarios and to provide liquidity to service debt, other central expenses (including central payments for bancassurance distribution agreements and restructuring costs) net of tax recoverables and dividends;

•

capital is allocated to prioritise profitable organic growth. The shareholder value created by writing new business and the shareholder capital required to support this new business are key performance metrics. The metrics used to assess shareholder value and economic capital requirements are set centrally and applied consistently across the Prudential Group, and combined with local regulatory capital requirements which vary by market, are all considered when allocating capital between products and geographies. In order to maximise shareholders’ return on capital, a range of capital management tools (e.g. risk transfer through hedging and reinsurance) are used to manage the Prudential Group’s balance sheet;

•

inorganic opportunities are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally. The assessment also considers a range of other factors including the strategic rationale for the investment, the extent of diversification with existing risks in the Prudential Group, experience in managing similar businesses in the Prudential Group, the level of control or reliance on third parties (e.g. via joint ventures and co-investments) to achieve the intended shareholder returns, and the level of uncertainty in financial projections. Assessment of these opportunities is also reviewed and approved centrally within the Prudential Group’s governance framework in order to maintain a rigorous approach to capital allocation; and

•	to the extent that surplus capital arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to Shareholders.

7.	Financial effects of the Demerger

The Prudential Group’s IFRS profit after tax for the year ended 31 December 2018 was £3,013 million and its IFRS shareholders’ equity at 30 June 2019 was £19,672 million. The M&G Group’s IFRS profit after tax for the year ended 31 December 2018, prepared on the basis set out in Part V (Historical Financial Information on the Demerging Group) was £855 million and its consolidated IFRS shareholders’ equity at 30 June 2019, prepared on the same basis, was £8,280 million.

The Prudential Group’s Asia and US segments will not be directly impacted by the Demerger. The table below shows how the Prudential Group’s adjusted IFRS operating profit based on longer-term investment returns (‘Adjusted operating profit’) for the year ended 31 December 2018, together with IFRS shareholders’ equity and EEV shareholders’ equity at 31 December 2018, was split by segment. These amounts do not allow for transactions associated with the Demerger, such as the substitution of debt described in section 7.3 of this Part I. Adjusted operating profit is Prudential’s primary measure of IFRS profitability and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and gains/losses arising on the disposal of businesses and other corporate transactions. This measure also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012.

	2018	31 December 2018
	Adjusted operating profit	EEV shareholders’ equity	IFRS shareholders’ equity
	£m	£m	£m
Asia	2,164	25,132	6,419
US	1,919	14,690	5,624
UK & Europe	1,634	13,584	8,700
Other(1)	(890)	(3,624)	(3,494)
Total Group	4,827	49,782	17,249

(1)

Represents amounts attributable to the Post-Demerger Prudential Group’s centrally managed functions in London and Asia, together with Africa, and its treasury operation Prudential Capital plc. Additionally, for Adjusted operating profit only it includes group-wide restructuring costs of £165 million of which £109 million was incurred by M&G.

Following completion of the Demerger, the Post-Demerger Prudential Group will review its existing externally reported key performance indicators and consider whether they and the methodology applied to prepare them remain appropriate in the context of the Post-Demerger Prudential Group and its evolving strategy.

7.1	Capital

The unaudited pro forma financial information showing the effect of the Demerger on the Prudential Group’s consolidated IFRS shareholders’ equity, EEV basis shareholders’ equity and the Prudential Group’s shareholder LCSM capital position are set out in Part VI (Unaudited Pro Forma Financial Information for the Prudential Group) and are summarised below.

30 June 2019	Prudential Group	Pro forma Prudential Group
IFRS shareholders’ equity	£19,672m	£14,492m
EEV basis shareholders’ equity	£53,416m	£43,035m
Shareholder LCSM Surplus(1)	£7.4bn	£7.6bn
Shareholder LCSM Surplus Ratio(1)	332%	338%

(1)

The Demerging Group is excluded from all of the shareholder LCSM information presented in the table above. The adjustments to derive the pro-forma LCSM amounts therefore relate to substitution of debt, dividends received from the Demerging Group pre-Demerger and transaction costs only.

7.2	Post-Demerger Prudential Group capital reporting basis

After completion of the Demerger, the Post-Demerger Prudential Group’s consolidated capital reporting basis will change from Solvency II to the LCSM capital basis. The summation of local statutory capital requirements across the Post-Demerger Prudential Group will be used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The available capital for the Post-Demerger Prudential Group will be determined by the summation of available capital across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments) for non-regulated entities. Further details on the methodology used to determine this amount is set out in section 3 of Part VI (Unaudited Pro Forma Financial Information for the Prudential Group). Under this basis, before adjusting for any actions relating to the Demerger, the Post-Demerger Prudential Group’s shareholder surplus of available capital over the group minimum capital requirement at 30 June 2019 is estimated at £7.4 billion, versus £16.7 billion under Solvency II. The amounts are reconciled as shown in the table below:

Reconciliation of Prudential Group shareholder Solvency II capital position to shareholder LCSM capital position at 30 June 2019

	Available capital £bn	Capital requirements £bn	Surplus £bn
Estimated Prudential Group shareholder Solvency II position	30.4	13.7	16.7
Remove M&G	(9.5)	(5.6)	(3.9)
Reduction in capital requirements from Solvency II SCR to Solvency II MCR(1)	–	(5.1)	5.1
Adjust insurance entities’ Solvency II available capital to local basis	(10.3)	–	(10.3)
Other	–	0.2	(0.2)
Estimated Prudential Group shareholder LCSM position (excluding M&G)	10.6	3.2	7.4

(1)

The £5.1 billion reduction in capital requirements from Solvency II SCR to Solvency II MCR includes the reduction in the US entities’ required capital from the 150 per cent of the US Risk Based Capital requirement (Company Action Level) allowed for within the Solvency II SCR to the 100 per cent relevant to the MCR which reduces required capital by £0.5 billion.

On a pro forma basis and adjusted to reflect the actions relating to the Demerger as if completion of the Demerger had occurred on that date, the Post-Demerger Prudential Group’s shareholder LCSM surplus of available capital over the group minimum capital requirement and surplus ratio as at 30 June 2019 would have been £7.6 billion and 338 per cent, respectively.

7.3	Debt allocation

Following approval of the Demerger Resolution by Shareholders at the General Meeting, but prior to the approval of the Demerger Dividend by the Prudential Board, Prudential will transfer Tier 2 subordinated debt to M&G with a nominal amount (translated into pounds sterling at the exchange rate prevailing as at 30 June 2019, where applicable) of £3,243 million. On completion of the Demerger, Prudential is accordingly expected to have total core structural borrowings of shareholder-financed operations of £4,352 million valued on an IFRS basis.

Further detail on this transfer of debt (including instruments to be transferred to M&G and the consideration payable by Prudential to M&G in respect of such transfer) can be found in section 16 of Part VIII (Additional Information).

7.4	Costs

Demerger Costs

Including costs incurred to date, the total pre-tax one-off costs of the Demerger are estimated to be approximately £350 million and fall into the following three categories:

•	approximately £75 million of transaction related costs, principally fees to advisors;

•	£141 million, being the total voting fee paid to holders of two subordinated debt instruments to facilitate the rebalancing of debt between Prudential and M&G; and

•	approximately £135 million for one-off costs arising from the separation of the M&G Business from Prudential.

Of this total, £227 million had been spent up to and including 30 June 2019, with the remainder expected to be spent before the end of 2019. All items will be accounted for as non-operating expenses within the Prudential Group’s financial statements.

Total group head office and regional head office costs were £164 million for the six months to 30 June 2019 and £367 million for the year ended 31 December 2018. The Post-Demerger Prudential Group is assessing the efficiency and effectiveness of its group-wide functions to ensure that they better reflect the future needs of the business, which will include de-duplication and cost-saving opportunities.

As a consequence of the Demerger, the Post-Demerger Prudential Group expects to achieve a materially lower quantum of tax recoverable associated with its interest costs and group head office costs incurred at its holding company. The Post-Demerger Prudential Group expects this impact to be partially mitigated by changes to its operating model over time.

Costs for the Demerging Group

The Demerging Group has undertaken a number of actions as part of the Demerger to create the infrastructure necessary to operate as an independent publicly listed company. These actions include enhancing the independent corporate functions and governance following the completion of a number of separation initiatives, including a fully established board, and building capability within head office functions to support a publicly listed group. As a consequence of the Demerger, the Demerging Group expects to incur recurring fixed costs of around £190 million per annum to service the Tier 2 subordinated debt to be transferred from Prudential and head office and group function costs in the range of £80 million to £100 million per annum. These additional head office costs have started to impact the administrative and other expenses of the Demerging Group in the six months ended 30 June 2019.

7.5	IFRS effective tax rate

In the first half of 2019, the effective tax rate on adjusted IFRS operating profit based on longer-term investment returns for the Prudential Group was 16 per cent. Post-Demerger the effective tax rate for the Post-Demerger Prudential Group is estimated to be in line with previous guidance of an expected tax rate in the range of 16 per cent to 18 per cent. The effective tax rate on total profit will vary period on period depending on the mix and nature of the Post-Demerger Prudential Group’s non-operating items.

8.	Dividend policy

8.1	Dividend policy for the Post-Demerger Prudential Group

The Prudential Board currently expects to declare a 2019 second interim ordinary dividend of around £510 million, equivalent to around 19.60 pence per share based on the number of Prudential Shares in issue as at the Latest Practicable Date, subject to market conditions and financial performance remaining in line with expectations. The dividend is expected to be approved by the Prudential Board in the first quarter of 2020 and paid to Shareholders in May 2020, in accordance with the Prudential Group’s normal financial calendar.

As explained in section 4.4 of this Part I, the Post-Demerger Prudential Group will change the presentation currency for its consolidated financial statements to US dollars for the full year ending 31 December 2019 and Prudential will determine and declare its dividend in US dollars commencing with dividends paid in 2020. Accordingly, the 2019 second interim ordinary dividend will be calculated in pounds sterling and converted into a declared dividend amount using the US dollar foreign exchange rate at 31 December 2019.

In total, the Prudential Board currently expects the combined dividends paid by Prudential and M&G in respect of 2019 to total around £1,345 million, representing a 5% increase on the Prudential 2018 dividend. Of the £1,345 million, £410 million (of which £100 million represents a one-off Demerger-related dividend) is expected to be paid by M&G in May 2020, as set out in the M&G Prospectus, £185 million is anticipated to be paid by Prudential in May 2020 using remittances paid from M&G to Prudential prior to completion of the Demerger, and the remaining £750 million represents the contribution to the total 2019 dividend from the Post-Demerger Prudential Group.

The Prudential Board considers dividends to be an important component of total shareholder return and has approved a progressive dividend policy for the Post-Demerger Prudential Group following the Demerger. The level of dividend growth will be determined after taking into account the Post-Demerger Prudential Group’s capital generation capacity, financial prospects and investment opportunities, as well as market conditions. The £750 million 2019 dividend forms the base from which the Prudential Board expects to apply its progressive dividend policy. This is expected to result, over the medium term, in future central outflows i.e. dividends, debt interest costs and other central expenses (including central payments for bancassurance distribution agreements and restructuring costs) net of tax recoverables, being covered by remittances from business units. The Prudential Board intends to maintain Prudential’s existing formulaic approach to first interim dividends, which are calculated as one third of the previous year’s full year dividend.

8.2	Dividend policy for the Demerging Group

The M&G Directors consider dividends to be an important component of total shareholder return. Dividends will be set by the M&G Directors taking into account M&G’s overall financial position, including its level of regulatory surplus, liquidity position, leverage position, level of interest cover and quality of capital. Subject to M&G’s overall financial position, the M&G Directors would typically expect:

•	dividends to be stable or increasing in absolute terms over time; and

•	interim dividends to be formulaic and calculated as one third of the previous year’s full year dividend.

Over the longer term, the level of dividend is expected to develop broadly in line with M&G’s ability to generate capital.

At the M&G Directors’ discretion, special dividends may be paid to shareholders of M&G in addition to ordinary dividends. Any such special dividends would be expected to be paid only if the M&G Directors consider that M&G’s overall financial position, as defined above, was stronger than necessary to support its business and financial needs.

The M&G Directors currently expect to declare a 2019 ordinary dividend of around £310 million, subject to M&G’s financial performance and overall financial position remaining in line with expectations. Based on the expected number of M&G Shares at Admission, this is equivalent to about 11.92 pence per share. The dividend is expected to be paid to shareholders of M&G in May 2020, in accordance with M&G’s proposed financial calendar. The expected 2019 ordinary dividend is consistent with M&G’s dividend policy, as described above, being broadly two thirds of the amount that the M&G Directors would have anticipated paying in respect of 2019 on a standalone basis under its new dividend policy.

At the same time and subject to the same conditions, the M&G Directors expect to declare a one-off Demerger-related dividend of around £100 million. Based on the expected number of M&G Shares at Admission, this is equivalent to about 3.85 pence per share. This is in recognition that, for the majority of the 2019 financial year, M&G was operating without incurring certain costs, e.g. debt interest costs, which it would expect to bear in future and which have been allowed for in determining the initial level of ordinary dividend.

9.	Board structure and corporate governance of Prudential

It is not anticipated that there will be any further changes to the composition of the Prudential Board in connection with the Demerger.

Prudential will maintain the same principal committees following the Demerger and updated terms of reference for each committee will be adopted to ensure their duties are suitable for the post-Demerger business and regulatory regime.

The Prudential Shares will retain their premium listing on the Official List and will continue to be traded on the main market for listed securities of the LSE and on the HKSE following the Demerger. The Post-Demerger Prudential Group will therefore continue to maintain a governance structure based on the UK Corporate Governance Code and the Hong Kong Corporate Governance Code. The governance framework established by the Prudential Group, which includes the key mechanisms through which the Prudential Group sets strategy, plans its objectives, monitors performance, considers risk management and holds business units to account for delivering on business plans, will remain in place for the Post-Demerger Prudential Group.

10.	Corporate structure of the Post-Demerger Prudential Group

In contemplation of the Demerger, the US and Africa businesses of the Post-Demerger Prudential Group will transfer under Prudential Corporation Asia Limited (“PCAL”), the Hong Kong-incorporated direct subsidiary of Prudential which currently holds its Asian business. This is expected to occur following approval of the Demerger Resolution by Shareholders at the General Meeting but before completion of the Demerger.

Prudential plc will remain the ultimate holding company of the Post-Demerger Prudential Group and PCAL will be the main intermediate holding company, holding its businesses in Asia, the US and Africa. The composition of the board of directors of PCAL will also be changed such that its membership mirrors the membership of the Prudential Board. This is expected to happen before completion of the Demerger.

11.	Share schemes

The Prudential Group currently operates a number of deferred bonus plans, long-term incentive plans and all-employee share plans which use Prudential Shares. The value of share awards held by employees is expected to be affected by the Demerger (given that, following the Demerger, Prudential’s share price is expected to fall to reflect the value of the Demerger Dividend delivered to Shareholders).

To address this, Prudential has made arrangements to provide that, so far as practicable, share plan participants should neither be advantaged nor disadvantaged by the Demerger. Under most of Prudential’s “all-employee” share plans, employees of the Demerging Group will be treated as “good leavers” in accordance with the terms of those plans and will be entitled to exercise options or release their awards early (as prescribed, in relation to Prudential’s all-employee HMRC-approved plans, by HMRC). Where employees of the Demerging Group hold share awards under Prudential’s other share plans, outstanding awards will be exchanged for equivalent awards over M&G Shares. These replacement awards will be of an equivalent value, will have the same release schedule and will be subject to equivalent malus and clawback provisions. Where an award held by an employee of the Demerging Group is subject to performance conditions, the replacement award will be subject to performance conditions which are relevant to the Demerging Group and which are no more or less onerous than those which originally applied.

Minor changes have been made to the rules of the Prudential share plans to allow the Remuneration Committee of Prudential (and where relevant, the remuneration committees of Prudential’s business units) to give effect to these arrangements and in order for such plans to be administered efficiently post-Demerger.

12.	Pension schemes

The sponsoring employers of the three existing pension schemes (the Prudential Staff Pension Scheme, the M&G Group Pension Scheme and the Scottish Amicable Staff Pension Scheme) are companies within the Demerging Group and will be retained by M&G after the Demerger. Prudential Services Limited, which services Prudential’s head office, is in the Post-Demerger Prudential Group and is therefore ceasing to participate in those schemes.

In contemplation of the Demerger, and in line with UK practice, Prudential has considered carefully and discussed with the trustees of the three schemes and their advisers, whether the Demerger could be considered detrimentally to affect in a material way the likelihood of accrued scheme benefits being received. Prudential has determined (with advice from external advisers) that the Demerger will not detrimentally affect in a material way the likelihood of the accrued benefits of any of the schemes being received. The trustees of the three schemes have formally confirmed that they agree. The Pensions Regulator has been kept informed.

Employees of the Post-Demerger Prudential Group who were previously enrolled in the Prudential Staff Pension Scheme Defined Contribution Section joined a new Prudential Head Office pension scheme on 1 July 2019. UK-based employees previously enrolled in the Prudential Staff Pension Scheme Defined Benefit Section will join the new Prudential Head Office pension scheme on 30 September 2019 on enhanced terms. Prudential Services Limited participation in the UK schemes will be terminated when the relevant employees transfer to M&G in contemplation of the Demerger. These changes are taking place after improvements were made to the defined contribution scheme contribution structure that have been carried over into the new Prudential Head Office scheme. These will provide an improvement in the overall level of pension savings offered to defined contribution scheme members.

13.	Taxation

A summary of certain UK, Hong Kong, Singaporean and United States tax consequences in respect of the Demerger relevant to Shareholders and Singapore Holders who are resident (or, in the case of individuals, resident or domiciled) in the UK, Hong Kong or Singapore for tax purposes and certain US Holders of Prudential Shares is set out in Part VII (Taxation).

The summary is intended as a guide only. Shareholders, Singapore Holders or Prudential ADR Holders who are in doubt about their tax position are strongly advised to contact an appropriate professional, independent adviser immediately.

14.	Overseas Shareholders

The implications of the Demerger for Overseas Shareholders may be affected by the laws of the jurisdiction in which they are resident or otherwise located. Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Demerger Dividend, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any taxes or levies due in such jurisdiction.

15.	Existing mandates

All the M&G Shares will rank pari passu in all respects, there being no conversion or exchange rights attaching to them, and all M&G Shares will have equal rights to participate in capital, dividend and profit distributions by M&G.

Prudential, on behalf of M&G, notifies UK Shareholders that all mandates relating to the monetary payment of dividends on Prudential Shares given to Prudential by UK Shareholders, which are in force on the UK Register only at the applicable Record Time relating to their holding of Prudential Shares will, unless amended or revoked, be deemed from Admission to be an effective mandate or instruction to M&G in respect of the corresponding M&G Shares. Hong Kong Shareholders will need to submit new instructions for the M&G Shares in order to receive monetary payment of future dividends on M&G Shares. Shareholders who currently participate in Prudential’s dividend reinvestment plan will need to submit new elections for the M&G Shares in order to participate in any dividend reinvestment plan in respect of future dividends on M&G Shares.

Information about the currency of future dividend payments of Prudential and the ability of Shareholders to elect to receive dividend payments in pounds sterling, Hong Kong dollars or Singapore dollars is set out in section 4.4 of this Part I.

16.	Risk factors

Discussion of existing and future material risks that relate to the Demerger, which you should take into account when considering whether to vote in favour of the Demerger Resolution, is set out at Part III (Risk Factors).

17.	Action to be taken in relation to voting at the General Meeting

You will find set out at the end of this document a notice convening a general meeting of Prudential to be held at 9.30 a.m. UK time (4.30 p.m. Hong Kong / Singapore time) on 15 October 2019 in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB. The Demerger Resolution will be proposed as an ordinary resolution at the General Meeting and will pass if it is approved by a simple majority (i.e. more than 50 per cent) of the voting rights of Shareholders who vote on it in person or by proxy.

The Notice of General Meeting also contains the text of the Director Election Resolution relating to the appointment of Amy Yip, who joined the Prudential Board as a non-executive Director and was appointed as a member of the Remuneration Committee with effect from 2 September 2019. The Articles require that any Director appointed by the Prudential Board needs to be elected at the next general meeting of Prudential following their appointment or, if not so elected, vacate office at the end of that general meeting. Accordingly, Shareholders are required to approve the election of Ms Yip as a Director. The Prudential Board believes that her election is in the best interests of Shareholders as a whole and unanimously recommends that Shareholders should vote in favour of the Director Election Resolution. More information on her appointment is set out in section 4 of Part VIII (Additional information).

Shareholders should read the Notice of General Meeting at the end of this document for the full text of the Demerger Resolution and the Director Election Resolution and for further details about the

General Meeting. Instructions on how to vote are set out in full on pages 9 and 10 and in the answer to the question at section 2.4 of Part II (Questions and Answers on the Demerger).

It is important that as many votes as possible are cast. Whether or not you plan to attend the General Meeting in person, you are encouraged to complete and return your Form of Proxy as soon as possible.

18.	Recommendation

The Prudential Board considers that the Demerger is in the best interests of Shareholders as a whole. In reaching this view, the Prudential Board has received financial advice from Goldman Sachs and Rothschild & Co in relation to the Demerger. Each of Goldman Sachs and Rothschild & Co has relied upon the Prudential Board’s commercial assessment of the Demerger in providing its advice.

Accordingly, the Prudential Board unanimously recommends that Shareholders vote in favour of the Demerger Resolution to be proposed at the General Meeting, as each Director intends to do in respect of his or her own beneficial holdings of Prudential Shares which he or she is able to vote, amounting in aggregate to 1,034,297, representing approximately 0.04 per cent of the issued ordinary share capital of Prudential as at the Latest Practicable Date.

Yours sincerely,

Paul Manduca

Chairman

PART II

QUESTIONS AND ANSWERS ON THE DEMERGER

The following summary of questions and answers has been prepared to help you understand what the Demerger involves. You should read the whole of this document and not rely solely on the summary questions and answers set out below.

1.	The Demerger

1.1	What is the Demerger?

The Demerger is the proposed separation of the M&G Group from the Prudential Group. This will result in two separately listed companies, each with its own distinct investment prospects.

The Post-Demerger Prudential Group is one of the largest international life insurance and asset management businesses, focused on the attractive growth opportunities in Asia. Prudential will remain headquartered in London with primary listings on the main market of the LSE and on the HKSE and secondary listings on the NYSE (in the form of the Prudential ADRs which evidence Prudential Shares on the UK Register) and the SGX-ST.

The M&G Group is an independent savings and investment business, headquartered and premium-listed in London. In the UK and continental Europe, it will continue to provide a range of long-term savings and investment solutions. In the Americas, Africa, Asia and Australia, it will also continue to provide asset management solutions.

1.2	Why is Prudential proposing the Demerger?

The Prudential Board believes that the Post-Demerger Prudential Business and the M&G Business operating as independent businesses will be more likely to result in each maximising its potential performance than if they continue to operate together under common ownership. It believes that each group has the platform and scale necessary to operate successfully as a listed company and to pursue its own independent strategy.

In particular, and as explained in more detail in section 3.2 of Part I (Letter from the Chairman of Prudential plc), the Prudential Board believes that the Demerger will allow the two groups to focus on their distinct strategic priorities in their respective markets – the Post-Demerger Prudential Group being focussed on growth opportunities in Asia, and the M&G Group operating in the UK, Europe and select other international markets – and will provide each with greater flexibility to deploy capital in a manner consistent with its individual strategic priorities. The Directors also believe that each group will benefit from improved allocation of resources, increased focus and greater flexibility in execution following the Demerger, which will lead to an improvement in strategic and operational execution for each group, and that the Demerger will provide flexibility for Shareholders to select their own exposure to each of the Post-Demerger Prudential Group and the M&G Group over time.

Accordingly, the Prudential Board believes that the Demerger is in the best interests of Shareholders as a whole.

1.3	Will there be any ongoing relationship between the Demerging Group and the Post-Demerger Prudential Group?

Following completion of the Demerger, M&G and Prudential will each operate as independent and separately listed companies. Each company has its own board of directors and will continue to do so.

There will be an ongoing relationship between the Post-Demerger Prudential Group and the Demerging Group following the Demerger pursuant to the Demerger Agreement, the Tax Covenant, the Transitional Services Agreement, the Data Centre Services Agreement, the Brand Agreement and the Co-existence Agreement. These agreements are described in more detail in section 10 of Part VIII (Additional Information). Some ordinary course arrangements will also remain in place between the Post-Demerger Prudential Group and the Demerging Group following completion of the Demerger.

1.4	How will the Demerger be implemented?

The Demerger is conditional upon, among other things, the passing of the Demerger Resolution to be proposed as an ordinary resolution at the General Meeting by a simple majority (i.e. more than 50 per cent) of the voting rights of Shareholders who vote on it, and the approval of the Demerger Dividend by the Prudential Board. Other conditions, which are contained in the Demerger Agreement, are set out in more detail in section 10 of Part VIII (Additional Information).

Assuming the conditions are satisfied (or, where applicable, waived), the Demerger of the M&G Group from the Prudential Group will be effected by Prudential declaring an in-specie distribution of all of the M&G Shares to Shareholders.

The Prudential Board unanimously recommends that Shareholders vote in favour of the Demerger Resolution. Notwithstanding this, it should be noted that Prudential is entitled to decide not to proceed with the Demerger at any time prior to completion of the Demerger if circumstances change such that the Prudential Board no longer considers that the Demerger would be in the best interests of Shareholders as a whole.

1.5	What is Admission?

Admission involves M&G applying to the FCA for all of the M&G Shares to be admitted to the premium listing segment of the Official List and to the LSE for all of the M&G Shares to be admitted to trading on the LSE’s main market for listed securities.

No application has been made for admission of the M&G Shares to trading on any other stock exchange (nor is it the current intention of M&G to make any such application in the future).

1.6	What does this mean for me?

If you are a Qualifying Shareholder, you will be entitled to receive:

one M&G Share for each Prudential Share

you held at the applicable Record Time.

If you are a Qualifying UK Shareholder, you will not need to take any further action after completion of the Demerger. Subject to the Demerger completing, you will receive the M&G Shares to which you will be entitled. The settlement process for M&G Shares that will be held in certificated form or through CREST is explained in more detail in the answers to the questions at sections 3.4 to 3.7 of this Part II.

If you are a Qualifying Hong Kong Shareholder, you will not need to take any further action after completion of the Demerger if you want to receive the M&G Shares to which you will be entitled in certificated form. If you want the M&G Shares to which you will be entitled to be sold on your behalf under the Share Sale Option and the gross cash proceeds paid to you, or if you want to receive the M&G Shares to which you will be entitled in uncertificated form through CREST, you must return a completed Form of Election in accordance with the instructions set out on pages 10 and 11 of this document.

If you are a Singapore Holder at the applicable Record Time (being the Record Time for Hong Kong Shareholders), the M&G Shares to which you will be entitled will be sold on your behalf under the Share Sale Option and the gross cash proceeds paid to you instead.

More information on the Share Sale Option is set out in the answers to the questions at sections 4.1 to 4.6 of this Part II.

If you are a Prudential ADR Holder, you will receive your entitlement to the Demerger Dividend in accordance with the terms of the Prudential ADR Deposit Agreement. As the Qualifying Shareholder on the UK Register, the US Depositary will receive the M&G Shares on completion of the Demerger. It is expected that, in accordance with the terms of the Prudential ADR Deposit Agreement, the US Depositary will sell the M&G Shares it receives and, after deduction of the fees, charges and expenses provided for under the ADR Deposit Agreement, remit your portion of the net cash proceeds of such sale to you.

Following completion of the Demerger, all Shareholders will continue to own their existing Prudential Shares; all Singapore Holders will continue to have an interest in Prudential Shares through CDP; and all Prudential ADR Holders will continue to own their existing Prudential ADRs, in each case unless they sell or otherwise dispose of them in the usual course.

No payment is required from Shareholders and no commissions, fees or expenses will be charged to Shareholders in connection with the Demerger.

1.7	Will I have to pay any tax as a result of the Demerger?

A summary of certain UK, Hong Kong, Singapore and United States tax consequences in respect of the Demerger relevant to Shareholders and Singapore Holders who are resident (or, in the case of individuals, resident or domiciled) in the UK, Hong Kong or Singapore for tax purposes and certain US Holders of Prudential Shares is set out in Part VII (Taxation). The summary is intended as a guide only and Shareholders, Singapore Holders or Prudential ADR Holders who are in doubt about their tax position are strongly advised to contact an appropriate professional, independent adviser immediately.

Shareholders in jurisdictions outside of the UK, Hong Kong, Singapore or the United States should consult with their own legal and tax advisers with respect to the tax consequences in their particular circumstances under the relevant legislation and regulations.

1.8	What is the expected timing of the Demerger?

It is expected that the Demerger will be completed, Admission will become effective and that dealings in M&G Shares will commence on the LSE’s main market for listed securities by no later than 8.00 a.m. UK time on 21 October 2019.

1.9	Will the Demerger have an effect on the FTSE indexation of Prudential?

No, Prudential is expected to remain eligible for inclusion in the FTSE UK Index Series, including the FTSE 100 Index, following completion of the Demerger. As a newly listed company, M&G is also expected be eligible for inclusion in the FTSE UK Index Series from Admission.

1.10	Will there be any change to the corporate governance of Prudential, or the application of the Takeover Code and the Hong Kong Takeovers Code to Prudential, following completion of the Demerger?

No. The Prudential Shares will retain their premium listing on the Official List and will continue to be traded on the main market for listed securities of the LSE and on the HKSE. The Post-Demerger Prudential Group will continue to maintain a governance structure based on the UK Corporate Governance Code and the Hong Kong Corporate Governance Code.

Prudential will also remain subject to the Takeover Code and the Hong Kong Takeovers Code.

1.11	Will Prudential remain incorporated in the UK following completion of the Demerger?

Yes. Prudential is incorporated in the UK and will remain so after the Demerger.

1.12	What will be the impact of the Demerger on Prudential’s dividends?

The dividend policy for the Post-Demerger Prudential Group is set out in full in section 8.1 of Part I (Letter from the Chairman of Prudential plc).

Following the Demerger, Prudential will determine its dividend in US dollars commencing with dividends paid in 2020, including the 2019 second interim dividend. Shareholders will be provided with the option to elect to receive dividend payments in the equivalent value of pounds sterling, Hong Kong dollars or Singapore dollars.

1.13	Will my existing instructions relating to the monetary payment of dividends on Prudential Shares transfer to M&G Shares?

Unless amended or revoked, all existing mandates relating to the monetary payment of dividends on Prudential Shares given to Prudential by UK Shareholders, which are in force at the applicable Record Time on the UK Register, will be deemed from Admission to be an effective mandate or instruction to M&G in respect of the corresponding M&G Shares. Hong Kong Shareholders will need to submit new instructions for the M&G Shares in order to receive monetary payment of future dividends on M&G Shares.

1.14	How will the Demerger effect my participation in the dividend reinvestment plan (or DRIP) of Prudential or M&G?

Shareholders who currently participate in Prudential’s dividend reinvestment plan will need to submit new elections for their M&G Shares in order to participate in any dividend reinvestment plan in respect of future dividends on M&G Shares. Participation in Prudential’s plan is not affected by the Demerger.

2.	Voting and eligibility

2.1	Why am I being sent this document?

Due to its size, the Demerger qualifies as a Class 1 transaction and so requires the approval of Shareholders at the General Meeting. This document, referred to as the Circular, contains information to assist you in your voting decision.

The General Meeting is to be held at 9.30 a.m. UK time (4.30 p.m. Hong Kong / Singapore time) on 15 October 2019 in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB and the Notice of General Meeting is set out at the end of this document.

2.2	Who is eligible to vote?

Shareholders recorded on Prudential’s UK Register or Hong Kong Register at the applicable Voting Record Time will be eligible to vote.

Singapore Holders recorded on CDP’s register as at 5.00 p.m. Singapore time on 9 October 2019 are entitled to send voting or nomination instructions to CDP to exercise voting rights in respect of their interest in Prudential Shares.

An explanation as to how Prudential ADR Holders can vote is set out in the answer to the question at section 2.6 of this Part II.

2.3	How does the Prudential Board recommend I vote?

The Prudential Board unanimously recommends that you vote in favour of the Demerger Resolution to be considered at the General Meeting.

Each Director intends to vote all Prudential Shares that he/she owns or controls in favour of the Demerger Resolution.

The Directors also recommend that you vote in favour of the Director Election Resolution in respect of the appointment of Ms Amy Yip. Further details on her appointment are set out in section 4 of Part VIII (Additional Information).

2.4	How do I vote?

Shareholders should read the Notice of General Meeting at the end of this document for the full text of the Demerger Resolution and the Director Election Resolution and for further details about the General Meeting.

Shareholders may vote in person at the General Meeting or they may appoint another person as their proxy to attend, speak and vote in their place. A proxy need not be a Shareholder of Prudential. Shareholders may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to different Prudential Shares held by that Shareholder.

It is important that as many votes as possible are cast. Whether or not you plan to attend the General Meeting in person, you are encouraged to complete and return your Form of Proxy as soon as possible.

If you are a UK Shareholder, you should ensure that the Form of Proxy is returned to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA so as to be received by no later than 9.30 a.m. UK time on 11 October 2019.

Alternatively, if you are a UK Shareholder, you may appoint a proxy electronically by logging onto Equiniti’s website www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which, if you are a UK Shareholder, are printed on the face of your Forms of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s online portfolio service, Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential details. Instructions are given on the website.

If you hold your Prudential Shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual so that it is received by Equiniti (under CREST Participant ID RA19) no later than 9.30 a.m. UK time on 11 October 2019.

Completion and return of the Form of Proxy, an electronic proxy or the appointment of proxies through CREST will not preclude a Shareholder from attending and voting in person at the General Meeting.

If you are a Hong Kong Shareholder, you should ensure that the Form of Proxy is returned to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 4.30 p.m. Hong Kong time on 12 October 2019.

If you are a Singapore Holder, please see further details about how you may vote in section 2.5 of this Part II.

2.5	Can I vote if I have an interest in Prudential Shares through CDP?

If you are a Singapore Holder and wish to provide CDP with voting instructions in respect of your interest in Prudential Shares, you must complete and execute CDP Form A in accordance with the instructions set out therein and ensure that any such voting instructions are received by CDP by 5.00 p.m. Singapore time on 9 October 2019 to allow it to collate voting instructions for onward transmission to HKSCC Nominees through its CCASS participant.

If you are a Singapore Holder and wish to attend the General Meeting and cast votes in respect of your interest in Prudential Shares in person, you must complete and execute CDP Form B in accordance with the instructions set out therein and ensure that any such nomination instructions are received by CDP by 5.00 p.m. Singapore time on 9 October 2019 to allow it to transmit the names and addresses and the interest in Prudential Shares represented of the persons named in CDP Form B to HKSCC Nominees through its CCASS participant.

2.6	Can I vote if I hold Prudential ADRs?

If you are a Prudential ADR Holder you will receive a Voting Instruction Card from the US Depositary which will enable you to instruct the US Depositary on how to vote on your behalf at the General Meeting in respect of the Prudential Shares represented by your Prudential ADRs. You are encouraged to complete and sign the Voting Instruction Card and return it to the US Depositary as soon as possible and by no later than 12.00 noon New York time on 11 October 2019.

Please note that Prudential ADR Holders, in their capacities as such, are not entitled to attend or vote at the General Meeting directly or to appoint proxies to attend and vote on their behalf. In order to attend and vote at the General Meeting, a Prudential ADR Holder can cancel their Prudential ADRs and become a registered holder of Prudential Shares before the Voting Record Time. This entails surrendering their Prudential ADRs in accordance with the terms of the Prudential ADR Deposit Agreement and receiving Prudential Shares in return.

2.7	What will happen if the Demerger Resolution is not approved by Shareholders?

If the Demerger Resolution is not approved by Shareholders, the M&G Group will not separate from the Prudential Group and will continue to form a part of the Prudential Group. As long as the M&G Group remains a part of the Prudential Group, Prudential Shares will also represent an interest in the M&G Group, as they do today.

If the Demerger does not proceed, the potential benefits of the Demerger will not be realised and there may be an adverse impact on the reputation of the Prudential Group due to the increased publicity arising in connection with the proposals to implement the Demerger. Any such reputational risk could adversely affect the Prudential Group’s business, financial condition and operating results. This is considered in more detail in the risk factor at section 1.1 of Part III (Risk Factors).

2.8	Who is eligible to participate in the Demerger?

Shareholders recorded on Prudential’s UK Register or Hong Kong Register on the applicable Record Time will be Qualifying Shareholders who are able to participate in the Demerger.

Singapore Holders recorded on CDP’s register as at the Record Time for Hong Kong Shareholders will be able to participate in the Demerger.

As explained in the answer to the question at section 1.6 of this Part II, the US Depositary will be eligible to participate in the Demerger as the Qualifying Shareholder on the UK Register and Prudential ADR Holders will receive their entitlement to the Demerger Dividend in accordance with the terms of the Prudential ADR Deposit Agreement.

2.9	Can I receive cash instead of M&G Shares as a result of the Demerger?

All Qualifying Shareholders will be entitled to receive one M&G Share for each Prudential Share they hold at the applicable Record Time. The Demerger Dividend is not a cash dividend.

However, given that the M&G Shares will not be listed outside the UK and will not be traded on any exchange other than the LSE, the Share Sale Option will be available to Qualifying Hong Kong Shareholders, which will allow them to elect to have the M&G Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the gross cash proceeds paid to them instead. The Share Sale Option will be compulsory for Singapore Holders. More information on the Share Sale Option is set out on pages 10 to 12 and in the answers to the questions at sections 4.1 to 4.6 of this Part II.

It is also expected that, in accordance with the terms of the Prudential ADR Deposit Agreement, the US Depositary will sell the M&G Shares it receives as the Qualifying Shareholder on the UK Register and, after deduction of the fees, charges and expenses provided for under the ADR Deposit Agreement, remit the net cash proceeds of such sale to Prudential ADR Holders.

2.10	Will I receive a prospectus relating to M&G?

The M&G Prospectus will be published in printed form and available free of charge, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 28 days from the date of its publication at 10 Fenchurch Avenue, London EC3M 5AG, United Kingdom. In addition, the M&G Prospectus will be published in electronic form and will be available online at www.mandgprudential.com.

2.11	What should I do if I need help with filling in the Form of Proxy?

Prudential has established helplines which will be operated from the UK and Hong Kong.

The UK helpline will be operated by Equiniti and will be available on 0371 384 2731 (from inside the UK) or +44 121 415 0167 (from outside the UK). The helpline will be available from 8.30 a.m. to 5.30 p.m. UK time Monday to Friday (except public holidays in England and Wales) and will remain open until 15 November 2019. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

The Hong Kong helpline will be operated by Computershare Hong Kong and will be available on +852 2862 8646. The helpline will be available from 9.00 a.m. to 6.00 p.m. Hong Kong time Monday to Friday (except on public holidays) and will remain open until 31 December 2019.

3.	Prudential Shares and M&G Shares

3.1	What will happen to my Prudential Shares following the Demerger?

The number of Prudential Shares you hold will not change as a result of the Demerger. Following the Demerger, the Prudential Shares will retain their premium listing on the Official List and will continue to be traded on the main market for listed securities of the LSE and on the HKSE. The Prudential Shares will also maintain their secondary listings on the NYSE (in the form of the Prudential ADRs which evidence Prudential Shares on the UK Register) and the SGX-ST.

From Admission, Prudential’s share price is expected to fall to reflect the value of the Demerger Dividend delivered to Shareholders.

3.2	Where will M&G Shares be listed following Admission?

Following Admission, M&G Shares will have a premium listing on the Official List and will be admitted to trading on the main market for listed securities of the LSE with the ISIN GB00BKFB1C65. They will not be listed on any other exchanges on Admission.

3.3	What will be the price of Prudential Shares and M&G Shares following the Demerger?

There is no certainty as to the price of Prudential Shares or M&G Shares following the Demerger. The price at which the Prudential Shares and the M&G Shares may be quoted, and the price which investors may realise for such shares, will be influenced by a large number of factors. Some of these may be specific to either the Post-Demerger Prudential Group or the Demerging Group and their respective operations, and others may affect the industries in which they operate, other comparable companies or publicly traded companies as a whole. The price of Prudential Shares may also be affected by the exchange on which they trade.

3.4	Can M&G Shares be held in CREST?

M&G’s articles of association permit the holding of M&G Shares in CREST. M&G will apply for its shares to be enabled in CREST with effect immediately upon Admission. It is expected that CREST accounts for Qualifying UK Shareholders will be credited in respect of M&G Shares in uncertificated form shortly after Admission on 21 October 2019 or, for Qualifying Hong Kong Shareholders electing for their shares to be credited to a CREST account, by 28 October 2019.

3.5	Will I be able to get a share certificate in respect of my M&G Shares?

Yes. M&G Shares will be capable of being held in certificated or uncertificated form.

Share certificates for M&G Shares will be issued to those Shareholders who hold their Prudential Shares in certificated form. No share certificates will be issued in respect of M&G Shares in uncertificated form. If any such M&G Shares are converted to be held in certificated form, share certificates will be issued in respect of those M&G Shares in accordance with applicable legislation.

3.6	When can I expect to receive a share certificate if I will hold M&G Shares in certificated form?

This depends on which of Prudential’s registers of members you are on at the applicable Record Time.

If you are a Qualifying UK Shareholder and will hold your M&G Shares in certificated form, share certificates in respect of such M&G Shares are expected to be despatched at your risk by first class post to the address of the first named holder on the UK Register by no later than 31 October 2019.

If you are a Qualifying Hong Kong Shareholder and you do not elect to take the Share Sale Option or to hold your M&G Shares in uncertificated form through CREST, share certificates in respect of such M&G Shares are expected to be despatched by ordinary post at your own risk by no later than 20 November 2019.

Temporary documents of title will not be issued. Pending despatch of the certificates, transfers of M&G Shares will be certified against the register of members of M&G by the Registrar.

3.7	What if I want to transfer my M&G Shares before I receive my share certificate?

You will be able to sell your M&G Shares once they have been registered in your name. For Qualifying UK Shareholders, this is after Admission. For Qualifying Hong Kong Shareholders, as explained on pages 10 to 12, this is from the Hong Kong Settlement Date, which is expected to be on 28 October 2019.

Any transfers made and transfer forms registered after the M&G Shares have been registered in your name but before share certificates have been despatched (if applicable) will be registered by the Registrar against M&G’s register of members if a valid transfer form is received by Equiniti before 25 October 2019 in respect of Qualifying UK Shareholders or 1 November 2019 in respect of Qualifying Hong Kong Shareholders. Separate share certificates will then be despatched to the new holders of those M&G Shares.

3.8	Who is the registrar for M&G?

M&G’s registrar will be Equiniti from Admission and commencement of unconditional dealings of the M&G Shares on the LSE.

4.	Questions specific to Hong Kong Shareholders and Singapore Holders

4.1	What is the Share Sale Option and why is it being offered to Hong Kong Shareholders?

The Share Sale Option will be available to Qualifying Hong Kong Shareholders, which will allow them to elect to have the M&G Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the gross cash proceeds paid to them instead. This is because the M&G Shares will not be listed outside the UK and will not be traded on any exchange other than the LSE. The Share Sale Option will be compulsory for Singapore Holders, as explained in the answer to the question at section 4.6 of this Part II.

Shareholders on the UK Register and Prudential ADR Holders are not eligible to take the Share Sale Option.

However, all Qualifying Shareholders will be entitled to sell their Prudential Shares and/or, following their receipt, sell their M&G Shares, in the usual course. It should be noted that you will not receive any M&G Shares as part of the Demerger if you transfer or sell all of your Prudential Shares prior to the applicable Record Time.

4.2	How can Hong Kong Shareholders take the Share Sale Option?

If you are a Hong Kong Shareholder, you will receive a Form of Election with this Circular. You should complete and return it to Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 4.30 p.m. Hong Kong time on 25 October 2019 if you would like either to take the Share Sale Option or, if you have a CREST account, to receive the M&G Shares to which you will be entitled in uncertificated form through CREST.

4.3	What will happen after a Qualifying Hong Kong Shareholder returns a valid Form of Election?

Depending on your election, on the Hong Kong Settlement Date, either the M&G Shares to which you are entitled upon completion of the Demerger will be sold by a broker appointed by Prudential or you will receive your M&G Shares in uncertificated form through CREST. This is expected to occur on 28 October 2019, the business day after the deadline for the return of completed Forms of Election to Computershare Hong Kong.

It is expected that cheques for the sale proceeds will be despatched to you by ordinary post at your own risk by no later than 12 November 2019 or your CREST account will be credited with M&G Shares by 28 October 2019, depending on your election.

4.4	What will happen if no valid Form of Election is returned in time?

If you do not return a valid Form of Election in time, you will receive the M&G Shares to which you are entitled under the Demerger in certificated form. It is expected that certificates in respect of your M&G Shares will be despatched by ordinary post at your own risk by no later than 20 November 2019.

4.5	Why is the settlement process longer for Qualifying Hong Kong Shareholders than for Qualifying UK Shareholders?

The Share Sale Option is only available to Qualifying Hong Kong Shareholders. UK Shareholders are not eligible to take it. There is a longer period for settlement following completion of the Demerger for Hong Kong Shareholders as a result of the election process in respect of the Share Sale Option.

Prudential will remain the legal holder of all M&G Shares to which Qualifying Hong Kong Shareholders will be entitled on completion of the Demerger. Prudential will hold such shares as bare trustee for the benefit and on behalf of such Qualifying Hong Kong Shareholders from completion of the Demerger until the Hong Kong Settlement Date (which is expected to be 28 October 2019). This arrangement will allow Prudential to deal with administrative matters arising in connection with the distribution of M&G Shares to Qualifying Hong Kong Shareholders.

4.6	Why is the Share Sale Option compulsory for Singapore Holders?

There are practical difficulties arising in connection with the distribution and settlement of M&G Shares to Singapore Holders through CDP because the M&G Shares will only be listed in the UK and not on the SGX-ST. Accordingly, the M&G Shares to which such Singapore Holders will be entitled upon completion of the Demerger will be sold on their behalf under the Share Sale Option and the gross cash proceeds paid to HKSCC Nominees for onward transmission to them via CDP.

Singapore Holders who wish to retain the option of receiving M&G Shares in certificated form may request to move their holding of interests in Prudential Shares from CDP to the CCASS, such that their interests in Prudential Shares are credited into the relevant CCASS account by or before the Record Time for Hong Kong Shareholders. Such Singapore Holder would then be considered as a holder of beneficial interests in Prudential Shares through the CCASS.

A Singapore Holder who holds their interest in the Prudential Shares through CDP and wishes to remove such interest in the Prudential Shares from CDP to the CCASS can do so as follows:

•	the Singapore Holder or their CCASS participant must have a securities account in the CCASS system;

•

the Singapore Holder (where the Singapore Holder holds a direct securities account with CDP) or their depository agent (where the Singapore Holder holds a securities sub-account with a depository agent) shall submit the following to CDP:

•	a duly executed CDP transfer form; and

•

payment of the applicable transfer charges (currently comprising the transfer fee of a minimum of S$30.00 and a maximum of S$100.00 and all applicable conversion and correspondent bank charges), together with the applicable goods and services tax, and all other charges as may be prescribed by CDP in its sole discretion;

•	the Singapore Holder must simultaneously instruct CDP’s CCASS participant to expect receipt of such interest in Prudential Shares from CDP and to match the relevant movement;

•

upon receipt of the duly completed CDP transfer form, CDP will debit the relevant number of Prudential Shares from the Singapore Holder’s securities account with CDP and thereafter instruct its CCASS participant to move such Prudential Shares to the CCASS account as specified by the Singapore Holder; and

•	CDP will send a confirmation of the debit to the Singapore Holder.

If the Singapore Holder wishes to move their interest in the Prudential Shares from CDP to the CCASS, they shall be responsible for ensuring that the Prudential Shares are credited into the relevant CCASS account in time for them to be recorded as holding a beneficial interest in Prudential Shares through CCASS by or before the Record Time for Hong Kong Shareholders.

4.7	How can the M&G Shares be traded and settled?

The M&G Shares will be traded on the LSE. Investors wishing to trade shares that are admitted to trading on the LSE usually instruct brokers or place their orders via an execution-only broker. The brokers then decide how best to execute the trade. Most trades executed on the LSE are carried out on the LSE’s electronic system, SETS, which matches orders to buy and sell these shares constantly and electronically throughout the day. The standard settlement period in the UK for share trades is two days.

Qualifying Hong Kong Shareholders will need to engage a duly licensed broker to assist with trading M&G Shares on the LSE and should note that their ability to finalise a trade of M&G Shares would depend on their individual circumstances and satisfaction of “know your client” and any other internal procedures of the relevant broker. Qualifying Hong Kong Shareholders who are contemplating dealing with their M&G Shares in the short term should consider carefully the availability of the Share Sale Option.

4.8	What services are offered by the Transfer Agent in Hong Kong?

Prudential has appointed Computershare Hong Kong as Transfer Agent in Hong Kong until 31 December 2019 in order to assist Qualifying Hong Kong Shareholders and those who will hold a beneficial interest in M&G Shares registered in the name of HKSCC Nominees with splitting and/or registering their M&G Shares. The contact details of the Transfer Agent are as follows:

Name: Computershare Hong Kong Investor Services Limited

Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong Telephone number: +852 2862 8646

If a holder of a legal interest in M&G Shares wishes for their share certificate in respect of such M&G Shares to be split, they should contact the Transfer Agent to help make the necessary arrangements with Equiniti, the registrar of M&G. Such holder should expect to be issued with split certificates in respect of their M&G Shares within 15 business days of Equiniti receiving a valid instruction and all necessary documentation.

If a holder of a beneficial interest in M&G Shares registered in the name of HKSCC Nominees wishes for their share certificate to be registered in their own name, they should contact their licensed securities dealer (or other registered dealer in securities or custodian bank), which will instruct HKSCC Nominees to help make the necessary arrangements with Equiniti and the Transfer Agent. Such holder should expect to be issued with a share certificate in their own name in respect their M&G Shares within 15 business days of Equiniti receiving a valid instruction and all necessary documentation.

No charges will be payable by a legal or beneficial holder of M&G Shares for the above services. The helpline number will be available from 9.00 a.m. to 6.00 p.m. Hong Kong time Monday to Friday (except on public holidays) and will remain open until 31 December 2019. A Hong Kong holder of M&G Shares should call the helpline if they have questions or require other services in relation to their M&G Shares, including in relation to trading and setting up a CREST account.

5.	Further questions?

If you have any additional questions in relation to this document or the Demerger, please contact the appropriate helpline as noted below.

The UK helpline will be operated by Equiniti and will be available on 0371 384 2731 (from inside the UK) or +44 121 415 0167 (from outside the UK). The helpline will be available from 8.30 a.m. to 5.30 p.m. UK time Monday to Friday (except public holidays in England and Wales) and will remain open until 15 November 2019. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

The Hong Kong helpline will be operated by Computershare Hong Kong and will be available on +852 2862 8646. The helpline will be available from 9.00 a.m. to 6.00 p.m. Hong Kong time Monday to Friday (except on public holidays) and will remain open until 31 December 2019.

Singapore Holders may also refer queries to CDP at 9 North Buona Vista Drive, #01-19/20, The Metropolis, Singapore 138588 or by telephone on +65 6535 7511.

Enquiries regarding shares held in depository agent sub-accounts should be directed to the relevant depository agent or broker.

Prudential ADR Holders may refer queries relating to their accounts to the US Depositary at JPMorgan Chase Bank, N.A, PO Box 64504, St. Paul, MN 55164-0504, USA. The telephone number is 800 990 1135 (from inside the US) or +1 651 453 2128 (from outside the US) and the website log-in at www.adr.com.

The helpline operators will not provide advice on the merits of the Demerger or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

For further information, please visit Prudential’s website at www.prudentialplc.com.

PART III

RISK FACTORS

This section addresses the existing and future material risks that relate to, or are impacted, by the Demerger. The risks below are not the only ones that the Post-Demerger Prudential Group and the Demerging Group will face. Some risks are not yet known and some that are not currently deemed material could later turn out to be material. All of these risks could materially affect the income, earnings, net assets, liquidity and capital resources, as well as the trading value of the shares, of the Post-Demerger Prudential Group and/or the Demerging Group. Shareholders should read this section in conjunction with the rest of this document.

1.	Risks to the Demerger

1.1	Completion of the Demerger is subject to conditions which may not be satisfied or waived

Completion of the Demerger is subject to the satisfaction or waiver of certain conditions, details of which are set out in section 10 of Part VIII (Additional Information). These include, but are not limited to, approval of the Demerger Resolution by Shareholders at the General Meeting. There can be no assurance that any or all of these conditions will be satisfied or, where relevant, waived. If any condition is not satisfied or waived, the Demerger will not complete.

Failure to complete the Demerger would result in the potential benefits of the Demerger not being realised and may have an adverse effect on the reputation of the Prudential Group and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the Demerger is due to factors outside the control of the Prudential Group. A failure to complete the Demerger may also result in increased regulatory scrutiny on the Prudential Group, in particular where the reasons for the Demerger not proceeding are internal to the Prudential Group.

The aggregate consequences of a failure to complete the Demerger could have a material impact on the business, financial condition, results and/or prospects of the Prudential Group.

1.2	Completion of the Demerger is subject to further approval by the Prudential Board

Notwithstanding that, as at the date of this Circular, it supports the Demerger and unanimously recommends that Shareholders vote in favour of the Demerger Resolution, the Prudential Board is entitled to decide not to proceed with the Demerger at any time prior to completion of the Demerger. Therefore, the Demerger will not complete if circumstances change such that the Prudential Board no longer considers that the Demerger would be in the best interests of Shareholders as a whole. Such circumstances could include a material adverse change in general market conditions, resulting from, or relating to, the actual or anticipated political, legal and economic ramifications of the UK’s withdrawal from the EU and/or other (geo)political events.

As explained in section 1.1 of this Part III, a failure to complete the Demerger could have a material impact on the business, financial condition, results and/or prospects of the Prudential Group.

2.	Risks relating to both the Post-Demerger Prudential Group and the Demerging Group as a result of the Demerger

2.1

The Post-Demerger Prudential Group and/or the Demerging Group may fail to realise any or all of the anticipated benefits of the Demerger, and each could fail to meet the challenges involved in operating as a standalone business

The realisation of the anticipated benefits of the Demerger is subject to a number of factors, including many which are outside the control of the Post-Demerger Prudential Group and the Demerging Group. There can be no guarantee that the anticipated benefits of the Demerger will be realised in full or in part, or as to the timing when any such benefits may be realised.

The Post-Demerger Prudential Group and the Demerging Group will each face a number of challenges relating to the implementation of the Demerger and operating as a standalone business. There may be adverse financial, operational, regulatory, customer and reputational implications if either fails (either wholly or in part) to meet these challenges. Such adverse implications could impact on the ordinary course business of either the Post-Demerger Prudential Group or the Demerging Group and, consequently, its financial condition, results, profitability and/or prospects.

Additional costs and management resource may also be required to address any issues, whether they arise from any failure to meet the challenges of separation and operating successfully as independent businesses, to ensure compliance with regulatory requirements, or from external factors. This may also affect the ability of the Post-Demerger Prudential Group and/or the Demerging Group to realise the anticipated benefits of the Demerger.

2.2

Mutual indemnities have been given under the Demerger Agreement by Prudential in favour of the Demerging Group and by M&G in favour of the Post-Demerger Prudential Group. Should any substantial amounts be payable by Prudential or M&G pursuant to such indemnities, this could have a material adverse effect on the financial condition and/or results of the indemnifying party

Prudential and M&G have entered into the Demerger Agreement that governs the post-Demerger obligations of the Post-Demerger Prudential Group and the Demerging Group and contains, among other provisions, mutual indemnities under which Prudential indemnifies the Demerging Group against liabilities arising in respect of the Post-Demerger Prudential Group (other than the M&G Business) and M&G indemnifies the Post-Demerger Prudential Group against liabilities arising in respect of the business carried on by the Demerging Group. These indemnities are customary for an agreement of this type.

Although it is not anticipated that either Prudential or M&G will be required to pay any substantial amount pursuant to such indemnity obligations, if any amounts payable under the indemnities are substantial, this could have a material adverse effect on the financial condition and/or results of the relevant indemnifying party.

2.3	The market price of the Prudential Shares and the M&G Shares may go down as well as up

Shareholders should be aware that the value of an investment in the Post-Demerger Prudential Group and/or the Demerging Group may go down as well as up and can be volatile. The price at which the Prudential Shares and the M&G Shares may be quoted, and the price which investors may realise for such shares, will be influenced by a large number of factors, some of which may be specific to either the Post-Demerger Prudential Group or the Demerging Group and their respective operations, and some which may affect the industries in which they operate, other comparable companies or publicly traded companies as a whole.

Such factors include the sentiments of investors regarding the Demerger, the actual or anticipated fluctuations in the financial performance of the Post-Demerger Prudential Group, the Demerging Group and their respective competitors, market fluctuations (including in respect of interest rates), the actual or anticipated political, legal and economic ramifications of the UK’s withdrawal from the EU and/or other (geo)political events, and legislative or regulatory changes affecting the respective industries of the Post-Demerger Prudential Group and the Demerging Group or consumers more generally. Together with other factors, these could lead to the market price of Prudential Shares and/or M&G Shares going up or down.

2.4	The Demerger may have an adverse effect on the credit ratings of the Post-Demerger Prudential Group and/or the Demerging Group

The Demerger, or events connected to the Demerger, may cause credit rating agencies to revisit their current views on the financial strength of the Post-Demerger Prudential Group and/or the Demerging Group. This may result in downgrades in the credit ratings of one or more members of the Post-Demerger Prudential Group and/or the Demerging Group where credit rating agencies consider that the risks described elsewhere in this Part III increase the risk profile of the Post-Demerger Prudential Group and/or the Demerging Group, and/or that the capital position of the Post-Demerger Prudential Group and/or the Demerging Group has weakened.

Any such downgrade of the Post-Demerger Prudential Group and/or the Demerging Group could have an adverse effect on their respective financial flexibility and requirements to post collateral under or in connection with transactions to which they are a party. In addition, the interest rates or other costs the Post-Demerger Prudential Group and/or the Demerging Group incur in respect of their respective financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Post-Demerger Prudential Group’s and/or the Demerging Group’s products and may adversely impact on their respective ability to market products, retain current policyholders or attract new policyholders.

3.	Risks relating to the Post-Demerger Prudential Group

3.1	Following the Demerger, the Post-Demerger Prudential Group will be subject to a new regulatory framework

Following the Demerger, the HKIA will assume the role of the group-wide supervisor of the Post-Demerger Prudential Group. This change to the basis of regulatory supervision of the Post-Demerger Prudential Group may affect the business of the Post-Demerger Prudential Group and therefore its financial condition, results, profitability and/or prospects.

Until the introduction of a framework for the group-wide supervision of insurance groups by the HKIA under the GWS Legislation (which is not expected to come into force before completion of the Demerger), the Post-Demerger Prudential Group will be supervised on an interim basis in line with principles agreed with the HKIA. These arrangements, which are described in more detail in section 1 of Part IV (Regulatory Overview), involve (among other things) a change to the basis on which the capital requirements applicable to the Post-Demerger Prudential Group will be calculated.

Inevitably there will be differences between the interim supervisory requirements agreed with the HKIA and those that will be adopted under the GWS Legislation. This may lead to changes to the way in which capital requirements are calculated and to the eligibility of the capital instruments issued by Prudential to satisfy such capital requirements. The Post-Demerger Prudential Group’s existing processes and resources may also need to change to ensure compliance with the final framework to be adopted under the GWS Legislation or any other additional requirements of the HKIA. The need to adapt to any such changes or to respond to any such additional requirements may lead to increased costs or otherwise impact the business, financial condition, results, profitability and/or prospects of the Post-Demerger Prudential Group.

3.2	Following the Demerger, the Post-Demerger Prudential Group will form a smaller group

Following the Demerger, the Post-Demerger Prudential Group will no longer own the companies and assets that comprise the M&G Business and therefore will be smaller than its current size.

As a result of the reduction in the size of the Post-Demerger Prudential Group, should any part of its business underperform, this would have a larger relative impact on its financial condition, results, profitability and/or prospects than it would have done before the Demerger. In addition, the Post-Demerger Prudential Group may have reduced scope to redeploy capital within its group to facilitate strategic initiatives and/or absorb the impact of unexpected events.

3.3	Following the Demerger, the Post-Demerger Prudential Group will be less diversified

The geographical diversification of the Post-Demerger Prudential Group after the Demerger will be narrower than that of the Prudential Group at the date of this Circular. This means that adverse financial market movements or economic conditions in one of the markets in which the Post-Demerger Prudential Group operates may have a larger relative impact on the capital position, financial condition, results, profitability and/or prospects of the Post-Demerger Prudential Group than they would have done prior to the Demerger.

The Prudential Group is exposed to (geo)political risks in the markets in which it operates. Such risks include amongst others the introduction of protectionist or restrictive economic and trade policies which increase friction in cross-border trade, measures favouring local enterprises, such as maximum levels of non-domestic ownership by foreign companies, and civil unrest. If regional (geo)political risks materialise, the reduction in the geographic diversification resulting from the Demerger means that they may have a larger relative impact on the Post-Demerger Prudential Group’s business than they would have done prior to the Demerger. Such impacts may result in the reduction in new business sales and renewals, contributions from business units to the central cash balances and profit of the Post-Demerger Prudential Group. These risks to the Post-Demerger Prudential Group may also become more pronounced as emerging markets will form a larger proportion of the Post-Demerger Prudential Group’s operations.

3.4	Following the Demerger, there will be no ongoing contributions by the Demerging Group to the central cash balances and profit of the Post-Demerger Prudential Group

The Demerging Group currently contributes to the central company cash balances and profit of the Prudential Group. Following the Demerger, the Post-Demerger Prudential Group will no longer receive these contributions and this may have a material adverse effect on the financial condition of the Post-Demerger Prudential Group.

4.	Risks relating to the Demerging Group

4.1	Following the Demerger, M&G will need to operate as an independent publicly listed company

Following the Demerger, M&G will need to operate as an independent publicly listed company. In preparation for the Demerger, the Demerging Group has enhanced its standalone arrangements in a wide range of areas including capital and liquidity management, finance and investor relations, which it either did not previously require or where it previously relied on support and services from the Post-Demerger Prudential Group. However, there remains a risk that the Demerging Group could suffer operational difficulties without access to the support and services from the Post-Demerger Prudential Group following the Demerger, which could have an adverse effect on the Demerging Group’s business and result in the Demerging Group failing to realise any or all of the anticipated benefits of the Demerger. Furthermore, while the Demerging Group previously managed its capital and liquidity as part of the Prudential Group, there remains a risk that operating as an independent group may reduce the Demerging Group’s flexibility to deal with unexpected events and require additional resources. In addition, there is a risk that the actual costs of the standalone arrangements could be higher than expected and/or that the Demerging Group will need to further invest in new services and functions. These risks, individually or together, could have a material adverse effect on the Demerging Group’s business, financial condition, results of operations and prospects.

4.2

As a result of the Demerger, the Demerging Group’s ability to attract and retain customers may be adversely affected, third parties may modify or terminate their relationships with the Demerging Group and the Demerging Group may be forced to reprice its products

The Demerger could impact customers’ perceptions of the Demerging Group and, therefore, adversely affect the ability of the Demerging Group to attract and retain customers, which could result in reduced sales of its products. Additionally, the Demerger may prompt third parties to re-price, modify or terminate their contractual relationships with the Demerging Group, which may adversely affect the ability of the Demerging Group to retain a competitive network of agents, counterparties and distributors. In response to any of the foregoing, individually or together, the Demerging Group may be forced to lower its service levels or the prices of its products, reduce returns or bonus rates or take other actions to manage and/or maintain its relationships with customers and third parties.

Should any of the consequences set out above occur, individually or together, the Demerging Group may suffer an adverse impact on its business, financial condition, results of operations and prospects.

PART IV

REGULATORY OVERVIEW

The Prudential Group is currently subject to the consolidated supervision of the PRA under Solvency II, as it applies in the UK. Following completion of the Demerger, the supervisors involved in the supervision of the Post-Demerger Prudential Group have agreed that the HKIA will act as the group-wide supervisor of the Post-Demerger Prudential Group. M&G will continue to be subject to the consolidated supervision of the PRA under Solvency II, as it will apply in the UK.

This section addresses the arrangements that will apply to the group supervision of the Post-Demerger Prudential Group following the Demerger.

1.	Group supervision by the HKIA

While the HKIA is an experienced prudential supervisor and monitors the activities of groups, at present, there is no legislative framework for the group-wide supervision of insurance groups by the HKIA, although the HKIA is currently consulting on draft legislation that would give it such powers (see section 2 of this Part IV). In advance of such legislation being enacted, and to facilitate the HKIA’s performance of the role of group-wide supervisor of the Post-Demerger Prudential Group, Prudential and PCAL have undertaken to observe certain principles and standards for group-wide financial integrity, corporate governance and risk management specified by the HKIA. These arrangements will apply from completion of the Demerger until Hong Kong adopts the GWS Legislation.

1.1	Capital requirements

Until the GWS Framework comes into force, Prudential will apply the LCSM that has been agreed with the HKIA. On this basis, Prudential and PCAL will be required to maintain sufficient capital resources across the Post-Demerger Prudential Group to satisfy: (i) a Group Minimum Capital Requirement (“GMCR”) equal to the sum of solo legal entity statutory minimum capital requirements for all regulated entities (including non-insurance entities) in the Post-Demerger Prudential Group; and (ii) a Group Prescribed Capital Requirement (“GPCR”) equal to the sum of the solo legal entity statutory prescribed capital requirements for all regulated entities (including non-insurance entities) in the Post-Demerger Prudential Group. The HKIA retains the discretion to specify further details relating to the calculation of the GMCR and the GPCR but, in common with the current approach under Solvency II, Jackson will be taken into account in these calculations on a “deduction and aggregation” basis (i.e. based on aggregated capital resources and requirements rather than consolidated data) and continuing to apply relevant US rules to the contribution that it will make to the GMCR and the GPCR.

The HKIA has agreed that certain specific bonds (being those subordinated debt instruments expected to be held by Prudential at the date of completion of the Demerger) can be included as part of the Post-Demerger Prudential Group’s capital resources for the purposes of satisfying the GMCR and GPCR from the date of Demerger as part of the LCSM. Grandfathering provisions under the GWS Framework remain subject to further consultation and the Hong Kong legislative process in due course.

1.2	Corporate governance

Prudential and PCAL have undertaken to maintain their group-wide corporate governance framework for the Post-Demerger Prudential Group. This includes maintaining appropriate internal controls for the oversight of the businesses of the Post-Demerger Prudential Group, including in relation to conduct of business, the identification and mitigation of conflicts of interest and intra-group transactions. Intra-group transactions conducted other than on normal commercial terms and involving regulated entities within the Post-Demerger Prudential Group will also be subject to prior approval by the HKIA.

The Prudential Board will have overall responsibility for the development and oversight of the corporate governance framework for the Post-Demerger Prudential Group, while the board of PCAL will have specific responsibility for the oversight of that framework for PCAL and its subsidiaries. Directors and senior management of both entities will be expected to have integrity and sufficient knowledge and experience to discharge their responsibilities. Responsibility for the group-level finance, actuarial, internal audit, compliance and risk management control functions will also be allocated to specified individuals.

Prudential and PCAL will be required to maintain clear reporting lines and ensure that legal and management structures across the Post-Demerger Prudential Group are properly documented.

1.3	Risk management

Prudential and PCAL have undertaken to maintain their group-wide risk management system, and independent risk management function, for the Post-Demerger Prudential Group. Prudential and PCAL will also be required to maintain group-wide policies and procedures that promote a sound risk culture across the Post-Demerger Prudential Group. This includes a commitment to carry out a group-wide internal economic capital assessment and an own risk and solvency assessment on at least an annual basis, and to develop a recovery plan identifying the options available to restore the Post-Demerger Prudential Group’s financial strength and viability should the Post-Demerger Prudential Group (or any material part of it) come under severe stress.

1.4	Reporting

Prudential and PCAL will be subject to certain periodic and event-driven reporting requirements prescribed by the HKIA.

2.	Prospective Hong Kong legislation

The HKIA has proposed amendments to the Hong Kong Insurance Ordinance (Cap. 41) that would establish a regulatory framework for the supervision of insurance groups with a holding company (including an intermediate holding company) incorporated in Hong Kong. It is expected that this will include the Post-Demerger Prudential Group because PCAL, which is incorporated in Hong Kong, will be an intermediate holding company in the Post-Demerger Prudential Group. The HKIA is currently consulting on the proposed amendments, which will ultimately need to be passed by the Hong Kong Legislative Council in order to come into force. The proposed amendments, once in force, will replace in whole or in part the arrangements described in section 1 of this Part IV.

3.	Local supervisory requirements

The Post-Demerger Prudential Group contains entities that are authorised in the following jurisdictions: Bermuda, Cambodia, Cameroon, Cayman Islands, China, Cote D’Ivoire, Ghana, Guernsey, Hong Kong, India, Indonesia, Japan, Kenya, Korea, Laos, Luxembourg, Malaysia, Nigeria, Philippines, Singapore, Taiwan, Thailand, Togo, Uganda, USA, Vietnam and Zambia.

In addition to the group supervision arrangements described in this section, individual regulated entities in the Post-Demerger Prudential Group will continue to be subject to entity-level regulatory requirements in those jurisdictions and any other jurisdictions in which they carry on business. Funds managed by entities in the Post-Demerger Prudential Group will also continue to be subject to existing local regulatory requirements, as will their managers.

In addition to the evolution of the framework for the group-wide supervision of insurance groups in Hong Kong, local regulatory requirements are also evolving in a number of the jurisdictions where the Post-Demerger Prudential Group operates and may evolve further as the International Capital Standard being developed by the International Association of Insurance Supervisors is finalised, which is expected in 2024.

PART V

HISTORICAL FINANCIAL INFORMATION ON THE DEMERGING GROUP

1.	Basis of Preparation

The financial information presented in this Part V relates to the consolidated financial statements of the Demerging Group, which have been prepared under IFRS as endorsed by the EU. The financial information of the Demerging Group in this Part V has been extracted without material adjustments from the consolidation schedules that support the audited consolidated financial statements of the Prudential Group for the three years ended 31 December 2018 and the unaudited consolidated financial statements of the Prudential Group for the six months ended 30 June 2019. The accounting policies applied are consistent with those applied in the Prudential Group’s published consolidated financial statements for each of the financial periods presented.

Comparative information has also been restated when there has been an impact from a change in accounting pronouncements. Therefore, in line with the presentation in the 2018 audited IFRS financial statements of the Prudential Group, the financial information presented for the year ended 31 December 2017 has been restated to show the reclassification to present certain expenses as a deduction against revenue, for example rebates to clients of asset management fees, from the adoption of IFRS 15, ‘Revenue from Contracts with Customers’, for the financial period beginning on 1 January 2018. The adoption of other new accounting pronouncements during the periods presented did not result in a restatement of the comparative information. This included the adoption of IFRS 16, ‘Leases’, in half year 2019, whereby the modified retrospective approach was applied with no restatement required to the comparative information.

The financial information reflects the results and shareholders’ equity of the Demerging Group in the form that will arise on completion of the Demerger, as if it had been a standalone business throughout the financial periods covered. As this presents historical financial information, no allowance has been made in any period presented for the incremental costs M&G will incur as a standalone listed company. More information on these costs is provided in section 7.4 of Part I (Letter from the Chairman of Prudential plc). The allocation of amounts to the Demerging Group, which primarily relate to restructuring costs, provides a reasonable basis for the presentation of the historical financial information relating to the Demerging Group to enable shareholders to make a fully informed voting decision.

The profit before tax and shareholders’ equity of the Demerging Group presented in this Circular differ from the historical financial information of the Demerging Group presented in Schedule II of the M&G Prospectus. This relates to differences in accounting policy in respect of certain lifetime mortgage loans to back annuity liabilities, the earlier adoption of IFRS 16, ‘Leases’, and other changes relevant to the presentation of M&G in the consolidated accounts as compared to that presented in the M&G Prospectus.

The financial information contained in this Part V does not constitute statutory accounts within the meaning of section 434 of the Companies Act. The consolidated statutory accounts of the Prudential Group in respect of each of the years ended 31 December 2016, 31 December 2017 and 31 December 2018 have been delivered to the Registrar of Companies. The auditors’ reports in respect of those statutory accounts for the three years ended 31 December 2018 (i) were unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act. KPMG were the auditors of the Prudential Group in respect of the three years ended 31 December 2018 and reviewed the financial statements for the six months ended 30 June 2019.

Shareholders should read the whole of this Circular and not rely solely on the financial information contained in this Part V.

2.	Consolidated income statement of the Demerging Group

	Six months ended 30 June	Year ended 31 December
	2019 £m	2018 £m	2017 After restatement for IFRS 15 (i) £m	2017 Before restatement for IFRS 15 (i) £m	2016 £m
Gross premiums earned	5,907	13,061	13,126	13,126	10,290
Outward reinsurance premiums	(487)	(13,137)	(1,050)	(1,050)	(1,005)

Earned premiums, net of reinsurance	5,420	(76)	12,076	12,076	9,285
Investment return	13,072	(3,434)	14,584	14,584	22,095
Other income	643	1,595	1,239	1,411	1,350

Total revenue, net of reinsurance	19,135	(1,915)	27,899	28,071	32,730

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(16,361)	4,977	(23,025)	(23,025)	(27,710)
Acquisition costs and other expenditure	(1,560)	(2,469)	(3,282)	(3,454)	(2,860)

Total charges, net of reinsurance and (loss) gain on disposal of businesses	(17,921)	2,508	(26,307)	(26,479)	(30,570)

Share of profits from joint ventures and associates, net of related tax	33	52	121	121	34

Profit before tax (being tax attributable to shareholders’ and policyholders’ returns) (ii)	1,247	645	1,713	1,713	2,194
Less tax charge attributable to policyholders’ returns	(430)	406	(425)	(425)	(782)

Profit before tax attributable to shareholders	817	1,051	1,288	1,288	1,412

Total tax charge attributable to policyholders and shareholders	(602)	210	(679)	(679)	(1,048)
Adjustment to remove tax charge attributable to policyholders’ returns	430	(406)	425	425	782

Tax charge attributable to shareholders’ returns	(172)	(196)	(254)	(254)	(266)

Profit for the period (iii)	645	855	1,034	1,034	1,146

Notes

(i)

Following the adoption of IFRS 15, ‘Revenue from Contracts with Customers’, for the financial period beginning on 1 January 2018, the financial information presented for the year ended 31 December 2017 has been restated from that originally published to show the reclassification of certain expenses (for example, rebates to clients of asset management fees) as a deduction against revenue. There is no impact on profit as a result of the change.

(ii)

This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Prudential Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Demerging Group under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits fund after adjusting for taxes borne by policyholders.

(iii)	Total profit for the period is wholly attributable to equity holders of M&G. There is no non-controlling interest.

3.	Consolidated statement of financial position of the Demerging Group

As of:	30 June 2019 £m	31 Dec 2018 £m	31 Dec 2017 £m	31 Dec 2016 £m
Assets
Goodwill	1,355	1,359	1,177	1,306
Deferred acquisition costs and other intangible assets	174	195	210	132
Property, plant and equipment	1,433	1,031	447	369
Reinsurers’ share of insurance contract liabilities	2,690	2,812	2,521	2,590
Deferred tax assets	118	126	157	174
Current tax recoverable	279	244	244	314
Accrued investment income	1,445	1,511	1,558	1,939
Other debtors	1,770	2,850	2,186	2,276
Investment properties	18,634	17,914	16,487	14,635
Investment in joint ventures and associates accounted for using the equity method	605	742	504	448
Loans	5,535	5,567	5,986	3,572
Equity securities and portfolio holdings in unit trusts	61,312	55,125	63,598	55,163
Debt securities	85,174	85,956	92,707	90,796
Derivative assets	2,883	2,513	2,954	2,927
Other investments	6,133	5,585	4,774	4,473
Deposits	16,792	10,320	9,540	10,705
Assets held for sale (i)	10,170	10,578	38	726
Cash and cash equivalents	4,624	4,749	5,808	5,064

Total assets	221,126	209,177	210,896	197,609
Equity

Shareholders’ equity	8,280	8,700	8,212	7,799

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	159,604	151,555	167,589	157,654
Unallocated surplus of with-profits funds	15,116	13,334	13,477	11,650
Operational borrowings attributable to shareholder-financed businesses	456	106	148	167
Borrowings attributable to with-profits businesses	3,580	3,921	3,706	1,345
Obligations under funding, securities lending and sale and repurchase agreements	1,054	1,224	1,358	1,497
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	9,040	9,505	5,686	6,061
Deferred tax liabilities	1,187	1,061	1,703	1,592
Current tax liabilities	395	326	377	546
Accruals, deferred income and other liabilities	8,989	5,926	6,195	6,256
Provisions	584	743	784	647
Derivative liabilities	2,677	2,208	1,661	1,860
Liabilities held for sale (i)	10,164	10,568	–	535

Total liabilities	212,846	200,477	202,684	189,810

Total equity and liabilities	221,126	209,177	210,896	197,609

Note

(i)

The Assets and Liabilities held for sale at 30 June 2019 and 31 December 2018 related primarily to the Annuity Portfolio reinsured to Rothesay Life in March 2018 with the intention that this would be followed by an insurance business transfer scheme under Part VII of FSMA. On 16 August 2019, the High Court declined to sanction the scheme. The Demerging Group and Rothesay Life have been granted leave to appeal the judgment. The High Court’s judgment has no direct impact on the reinsurance with Rothesay Life. The held for sale classification for the Annuity Portfolio will be reassessed for the reporting period following the High Court judgment.

PART VI

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE PRUDENTIAL GROUP

Shareholders should read the whole of this Circular and not rely solely on the pro forma financial information contained in this Part VI.

1.	Unaudited pro forma Prudential Group IFRS basis financial information as at 30 June 2019

The unaudited pro forma IFRS basis financial information has been prepared in accordance with IFRS as endorsed by the EU, and on the basis of the notes set out below, to illustrate the effect of the Demerger on the IFRS financial position of the Prudential Group as if the Demerger had taken place on 30 June 2019. The unaudited pro forma IFRS basis financial information has been prepared for illustrative purposes only and in accordance with Listing Rule 13.3.3R. Due to its nature, the unaudited pro forma IFRS basis financial information addresses a hypothetical situation and, therefore, does not represent the actual IFRS results and financial position of the Post-Demerger Prudential Group following the implementation of the Demerger. It may not, therefore, give a true picture of the IFRS results and financial position of the Post-Demerger Prudential Group, nor is it indicative of the results and financial position that may, or may not, be expected to be achieved in the future.

Unaudited pro forma Prudential Group statement of financial position as at 30 June 2019

30 June 2019 £m	Prudential Group (i)	Demerger (ii)	Reversal of intra-group eliminations (ii)	New debt issuance and substitution of debt* (iii)	Payment of accrued interest on substituted debt (iii)	Pre-Demerger Dividend (iv)	Transaction costs (v)	Pro forma Prudential Group (vi)
Assets
Goodwill	510	–	–	–	–	–	–	510
Deferred acquisition costs and other intangible assets	12,659	–	–	–	–	–	–	12,659
Property, plant and equipment	785	–	–	–	–	–	–	785
Reinsurers’ share of insurance contract liabilities	10,151	–	–	–	–	–	–	10,151
Deferred tax assets	2,762	–	–	–	–	–	–	2,762
Current tax recoverable	371	–	–	–	–	–	–	371
Accrued investment income	1,332	–	–	–	–	–	–	1,332
Other debtors	2,011	–	1,549	–	–	–	–	3,560
Investment properties	11	–	–	–	–	–	–	11
Investment in joint ventures and associates accounted for using the equity method	1,030	–	–	–	–	–	–	1,030
Loans	12,513	–	–	–	–	–	–	12,513
Equity securities and portfolio holdings in unit trusts	183,670	–	–	–	–	–	–	183,670
Debt securities	99,675	–	–	–	–	–	–	99,675
Derivative assets	1,222	–	–	–	–	–	–	1,222
Other investments	958	–	–	–	–	–	–	958
Deposits	1,491	–	–	–	–	–	–	1,491
Assets held for distribution	218,324	(221,126)	2,802	–	–	–	–	–
Cash and cash equivalents	5,208	–	–	(2,920)	(35)	3,155	(55)	5,353

Total assets	554,683	(221,126)	4,351	(2,920)	(35)	3,155	(55)	338,053

30 June 2019 £m	Prudential Group (i)	Demerger (ii)	Reversal of intra-group eliminations (ii)	New debt issuance and substitution of debt* (iii)	Payment of accrued interest on substituted debt (iii)	Pre-Demerger Dividend (iv)	Transaction costs (v)	Pro forma Prudential Group (vi)
Equity
Shareholders’ equity	19,672	(8,280)	–	–	–	3,155	(55)	14,492
Non-controlling interests	23	–	–	–	–	–	–	23

Total equity	19,695	(8,280)	–	–	–	3,155	(55)	14,515

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	285,168	–	1,108	–	–	–	–	286,276
Unallocated surplus of with-profits funds	2,944	–	90	–	–	–	–	3,034
Core structural borrowings of shareholder-financed businesses	7,441	–	–	(3,089)	–	–	–	4,352
Operational borrowings attributable to shareholder-financed businesses	1,664	–	–	–	–	–	–	1,664
Borrowings attributable to with-profits businesses	238	–	–	–	–	–	–	238
Obligations under funding, securities lending and sale and repurchase agreements	6,756	–	–	–	–	–	–	6,756
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,482	–	–	–	–	–	–	3,482
Deferred tax liabilities	3,701	–	–	–	–	–	–	3,701
Current tax liabilities	319	–	–	–	–	–	–	319
Accruals, deferred income and other liabilities	10,597	–	1,694	169	(35)	–	–	12,425
Provisions	254	–	–	–	–	–	–	254
Derivative liabilities	1,037	–	–	–	–	–	–	1,037
Liabilities held for distribution	211,387	(212,846)	1,459	–	–	–	–	–

Total liabilities	534,988	(212,846)	4,351	(2,920)	(35)	–	–	323,538

Total equity and liabilities	554,683	(221,126)	4,351	(2,920)	(35)	3,155	(55)	338,053

*	All US$ amounts have been translated at 30 June 2019 rate of 1.2727.

Notes

(i)

Information on the total assets and liabilities of the Prudential Group as at 30 June 2019 has been extracted without material adjustment from the “IFRS basis results” set out in the Prudential Group’s 2019 Half Year Results.

(ii)

The Demerging Group financial information has been extracted without material adjustment from the consolidation schedules that support the 2019 Half Year Results of the Prudential Group and from the historical financial information of the Demerging Group set out in Part V (Historical Financial Information on the Demerging Group). This adjustment reflects the fact that the results of the Demerging Group will no longer be consolidated by the Prudential Group post-Demerger. Intra-group transactions between the Demerging Group and the rest of the Prudential Group are therefore reversed as shown in the table above.

The assets and liabilities of the Demerging Group classified as held for distribution in the table above are as follows:

30 June 2019 £m
Assets
Goodwill	1,355
Deferred acquisition costs and other intangible assets	174
Property, plant and equipment	1,433
Reinsurers’ share of insurance contract liabilities	2,690
Deferred tax assets	118
Current tax recoverable	279
Accrued investment income	1,445
Other debtors	1,770
Investment properties	18,634
Investment in joint ventures and associates accounted for using the equity method	605
Loans	5,535
Equity securities and portfolio holdings in unit trusts	61,312
Debt securities	85,174
Derivative assets	2,883
Other investments	6,133
Deposits	16,792
Assets held for sale	10,170
Cash and cash equivalents	4,624

Total assets	221,126
Equity

Shareholders’ equity	8,280

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	159,604
Unallocated surplus of with-profits funds	15,116
Operational borrowings attributable to shareholder-financed businesses	456
Borrowings attributable to with-profits businesses	3,580
Obligations under funding, securities lending and sale and repurchase agreements	1,054
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	9,040
Deferred tax liabilities	1,187
Current tax liabilities	395
Accruals, deferred income and other liabilities	8,989
Provisions	584
Derivative liabilities	2,677
Liabilities held for sale	10,164

Total liabilities	212,846

Total equity and liabilities	221,126

(iii)

Following approval of the Demerger Resolution by Shareholders at the General Meeting but prior to the approval of the Demerger Dividend by the Prudential Board, Prudential will transfer £3,217 million of Tier 2 subordinated debt (valued at original proceeds of issuance less unamortised transaction costs associated with such issuance as at 30 June 2019) to M&G by substituting M&G in the place of Prudential as issuer of such debt. Of this amount £2,920 million was held at 30 June 2019. A further £297 million was raised in July 2019. The IFRS value of the debt to be substituted is £3,089 million at 30 June 2019. Interest will be incurred up to the date of substitution and the Accrued Interest Amount will be paid in addition to the debt value to the Demerging Group. The accrued interest as at 30 June 2019 was £35 million. More information of this transfer of debt can be found in section 16 of Part VIII (Additional Information).

(iv)

Total dividends expected to be paid by M&G to Prudential before the proposed Demerger are £3,155 million. This includes the Pre-Demerger Dividend of £2,968 million. All dividends are subject to customary legal and governance considerations required before approval by the M&G board.

(v)

Transaction costs represent the directly attributable costs of the Demerger that are being borne by Prudential and which had not been incurred at 30 June 2019. These comprise estimated adviser fees and exclude one-off costs arising from the separation of the M&G business from Prudential. Investment spend relating to M&G’s merger and transformation is not included in these costs and will continue to be directly incurred by M&G post Demerger. The full costs of the Demerger are set out in section 7.4 of Part I (Letter from the Chairman of Prudential plc).

(vi)	No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019.

Accountants’ report on pro forma Prudential Group IFRS basis Statement of Financial Position

The following is the text of a report received from Prudential’s reporting accountants, KPMG, for the purpose of incorporation in this Circular.

KPMG LLP

Financial Services

15 Canada Square

London, E14 5GL

The Directors

Prudential plc

1 Angel Court

London, EC2R 7AG

25 September 2019

Ladies and Gentlemen

Prudential plc (“Prudential” and, together with its subsidiary undertakings, the “Prudential Group”)

We report on the pro forma statement of financial position (the “Pro forma IFRS financial information”) set out in Part VI of the Class 1 circular dated 25 September 2019, which has been prepared on the basis described in the notes to the pro forma financial information, for illustrative purposes only, to provide information about how the demerger of M&G plc and its subsidiary undertakings from the Prudential Group might have affected the financial information presented on the basis of the IFRS accounting policies adopted by Prudential in preparing the financial statements for the period ended 30 June 2019. This report is required by paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of Prudential to prepare the Pro forma IFRS financial information in accordance with paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by section 3 of Annex 20 of Commission Delegated Regulation (EU) 2019/980, as to the proper compilation of the pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma IFRS financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma IFRS financial information with the directors of Prudential.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma IFRS financial information has been properly compiled on the basis stated and that such basis is consistent with the IFRS accounting policies of Prudential.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

•	the Pro forma IFRS financial information has been properly compiled on the basis stated; and

•	such basis is consistent with the IFRS accounting policies of Prudential.

Yours faithfully

KPMG LLP

2.	Unaudited pro forma Prudential Group EEV basis supplementary information as at 30 June 2019

The unaudited pro forma EEV basis supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued by the European Insurance CFO Forum in 2016, consistent with the methodology normally adopted by the Prudential Group, and on the basis of the notes set out below, to illustrate the effect of the Demerger on the EEV shareholders’ equity of the Prudential Group as if the Demerger had taken place on 30 June 2019. The unaudited pro forma EEV basis supplementary information has been prepared for illustrative purposes only and in accordance with Listing Rule 13.3.3R. Due to its nature, the unaudited pro forma EEV basis supplementary information addresses a hypothetical situation and, therefore, does not represent the actual EEV shareholders’ equity of the Post-Demerger Prudential Group following the implementation of the Demerger. It may not, therefore, give a true picture of the EEV shareholders’ equity of the Post-Demerger Prudential Group, nor is it indicative of the shareholders’ equity that may, or may not, be expected to be achieved in the future.

		Adjustments
30 June 2019 £m	Prudential Group (i)	Demerger (ii)	Substitution of debt* (iii)	Pre-Demerger Dividend (iv)	Transaction costs (v)	Pro forma Prudential Group (vi)
EEV shareholders’ equity (vii)	53,416	(13,759)	278	3,155	(55)	43,035

*	All US$ amounts have been translated at 30 June 2019 rate of 1.2727.

Notes

(i)

The shareholders’ equity on an EEV basis for the Prudential Group as at 30 June 2019 has been extracted without material adjustment from the “European Embedded Value (EEV) basis results” set out in the Prudential Group’s 2019 Half Year Results.

(ii)

The Demerging Group EEV shareholders’ equity has been extracted without material adjustment from the consolidation schedules that support the 2019 Half Year Results of the Prudential Group. This adjustment reflects the fact that the results of the Demerging Group will no longer be consolidated by the Prudential Group post-Demerger.

(iii)

Following approval of the Demerger Resolution by Shareholders at the General Meeting but prior to the approval of the Demerger Dividend by the Prudential Board, Prudential will transfer Tier 2 subordinated debt to M&G by substituting M&G in the place of Prudential as issuer of such debt. The adjustment represents the difference between the mark-to-market value of the debt as recorded in the EEV of the Prudential Group’s continuing operations at 30 June 2019 and the amount expected to be paid by Prudential to the Demerging Group upon substitution for that debt. More information of this transfer of debt can be found in section 16 of Part VIII (Additional Information).

(iv)

Total dividends expected to be paid by M&G to Prudential before the proposed Demerger are £3,155 million. This includes the Pre-Demerger Dividend of £2,968 million. All dividends are subject to customary legal and governance considerations required before approval by the M&G board.

(v)

Transaction costs represent the directly attributable costs of the Demerger that are being borne by Prudential and which had not been incurred at 30 June 2019. These comprise estimated adviser fees and exclude one-off costs arising from the separation of the M&G business from Prudential. Investment spend relating to M&G’s merger and transformation is not included in these costs and will continue to be directly incurred by M&G post-Demerger. The full costs of the Demerger are set out in section 7.4 of Part I (Letter from the Chairman of Prudential plc).

(vi)	No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019.
(vii)	The EEV shareholders’ equity can be reconciled to IFRS shareholders’ equity as follows:

30 Jun 2019 £m
EEV shareholders’ equity	53,416
Less: value of in-force business of long-term business(1)	(35,567)
Deferred acquisition costs assigned zero value for EEV purposes	10,443
Other(2)	(8,620)

IFRS shareholders’ equity	19,672

(1)	The value of in-force business reflects the present value of expected future shareholder cash flows from long-term business which are not captured as shareholders’ interest on an IFRS basis.
(2)

Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group’s core structural borrowings which are fair valued under EEV but held at amortised costs under IFRS.

Accountants’ report on pro forma Prudential Group EEV basis supplementary information

The following is the text of a report received from Prudential’s reporting accountants, KPMG, for the purpose of incorporation in this Circular.

KPMG LLP

Financial Services

15 Canada Square

London, E14 5GL

The Directors

Prudential plc

1 Angel Court

London, EC2R 7AG

25 September 2019

Ladies and Gentlemen

Prudential plc (“Prudential” and, together with its subsidiary undertakings, the “Prudential Group”)

We report on the pro forma Prudential Group EEV basis supplementary information (the “Pro forma EEV financial information”) set out in Part VI of the Class 1 circular dated 25 September 2019, which has been prepared on the basis described in the notes to the pro forma financial information, for illustrative purposes only, to provide information about how the demerger of M&G plc and its subsidiary undertakings from the Prudential Group might have affected the financial information presented on the basis of the EEV accounting policies adopted by Prudential in preparing the EEV basis supplementary information for the period ended 30 June 2019. This report is required by paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of Prudential to prepare the Pro forma EEV financial information in accordance with paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by section 3 of Annex 20 of Commission Delegated Regulation (EU) 2019/980, as to the proper compilation of the pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma EEV financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma EEV financial information with the directors of Prudential.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma EEV financial information has been properly compiled on the basis stated and that such basis is consistent with the EEV accounting policies of Prudential.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

•	the Pro forma EEV financial information has been properly compiled on the basis stated; and

•	such basis is consistent with the EEV accounting policies of Prudential.

Yours faithfully

KPMG LLP

3.	Unaudited pro forma Prudential Group shareholder local capital summation method capital position as at 30 June 2019

Following the Demerger, the HKIA will assume the role of the group-wide supervisor for the Post-Demerger Prudential Group. The Post-Demerger Prudential Group will no longer be subject to Solvency II capital requirements. Ultimately, it will be subject to the GWS Framework to be put in place in accordance with the GWS Legislation. This is currently under development by the HKIA for the industry and is not expected to come into force until the second half of 2020 at the earliest (subject to the legislative process).

Until the GWS Framework comes into force, Prudential will apply the local capital summation method (“LCSM”) that has been agreed with the HKIA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Post-Demerger Prudential Group will be used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The available capital for the Post-Demerger Prudential Group will be determined by the summation of available capital across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments as described in note (vii) below) for non-regulated entities. The HKIA has yet to make any final decisions regarding the GWS Framework for the industry and it continues to consider and consult on the related guidelines. The amounts below should not therefore be interpreted as representing the position or requirements as it would apply under the industry-wide GWS Framework and are not intended to provide a forecast of the eventual position.

At 30 June 2019, the Prudential Group’s aggregated surplus of available capital over the group minimum capital requirement using the LCSM methodology outlined above and excluding the Demerging Group was £16.0 billion before allowing for the payment of the 2019 interim ordinary dividend. The Prudential Group holds material participating business in Hong Kong, Singapore and Malaysia and the available capital and minimum capital requirement attributed to this business is excluded for the purposes of determining a shareholder LCSM capital position. The position below is based on the shareholder view of the LCSM capital position (excluding the Demerging Group).

The unaudited pro forma shareholder LCSM capital position has been prepared on the basis of the accounting policy for the LCSM capital position (see note (vii) below) and on the basis of the notes set out below to illustrate the effect of the Demerger on the shareholder LCSM capital position of the Prudential Group as if the Demerger had taken place on 30 June 2019. The unaudited pro forma shareholder LCSM capital position has been prepared for illustrative purposes only and in accordance with Listing Rule 13.3.3R. Due to its nature, the unaudited pro forma shareholder LCSM capital position addresses a hypothetical situation and, therefore, does not represent the actual shareholder LCSM capital position of the Post-Demerger Prudential Group following the implementation of the Demerger. It may not, therefore, give a true picture of the shareholder LCSM capital position of the Post-Demerger Prudential Group, nor is it indicative of the capital position that may, or may not, be expected to be achieved in the future.

	Prudential Group			Adjustments
Shareholder LCSM capital position (excluding Demerging Group (ii)) 30 June 2019 £billion	Consolidated*	Less Policyholder	Shareholder* (i)	Substitution of debt** (iii)	Pre-Demerger Dividend (iv)	Transaction costs (v)	Pro forma Prudential Group (vi)

Available Capital	22.8	(12.2)	10.6	(2.9)	3.2	(0.1)	10.8
Minimum Required Capital	6.8	(3.6)	3.2	–	–	–	3.2
Surplus	16.0	(8.6)	7.4	(2.9)	3.2	(0.1)	7.6
Surplus Ratio (%)	337%	(5)%	332%				338%

*	Includes £2.9 billion of subordinated debt issued by Prudential that will be transferred to M&G prior to completion of the Demerger and hence has not been grandfathered with the HKIA.
**	All US$ amounts have been translated at 30 June 2019 rate of 1.2727.

Notes

(i)

Information on the shareholder LCSM capital position as at 30 June 2019 of the Prudential Group’s continuing operations has been extracted without material adjustment from the “Additional Financial Information” set out in the Prudential Group’s 2019 Half Year Results.

(ii)	No adjustment is needed for the Demerger as the Demerging Group is excluded from the LCSM capital position presented at 30 June 2019.
(iii)

The reduction of £2.9 billion is for the expected impact of the transfer of Tier 2 subordinated debt to M&G by substituting M&G in the place of Prudential as issuer of such debt following approval of the Demerger Resolution by Shareholders at the General Meeting, but prior to the approval of the Demerger Dividend by the Prudential Board. The £2.9 billion represents debt capable of being substituted that was held at 30 June 2019. A further £0.3 billion was raised in July 2019 bringing the total of subordinated debt expected to be transferred to £3.2 billion. More information of this transfer of debt can be found in section 16 of Part VIII (Additional Information). All of this substituted debt was treated as capital under the Solvency II regulatory basis.

(iv)

Total dividends expected to be paid by M&G to Prudential before the proposed Demerger are £3.2 billion. This includes the Pre-Demerger Dividend of £3.0 billion. All dividends are subject to customary legal and governance considerations required before approval by the M&G board.

(v)

Transaction costs represent the directly attributable costs of the Demerger that are being borne by Prudential and which had not been incurred at 30 June 2019. These comprise estimated advisor fees and exclude one-off costs arising from the separation of the M&G business from Prudential. Investment spend relating to M&G’s merger and transformation is not included in these costs and will continue to be directly incurred by M&G post Demerger. The full costs of the Demerger are set out in section 7.4 of Part I (Letter from the Chairman of Prudential plc).

(vi)	No account has been taken of any trading and other changes in financial position of the Prudential Group after 30 June 2019.
(vii)

The Prudential Group’s shareholder LCSM capital position will be determined as the sum of available capital and minimum required capital with no allowance for diversification between business operations. In particular,

–

For regulated insurance entities, available and required capital are based on the local solvency regime applicable in each jurisdiction, with required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis. The Prudential Group holds material participating business in Hong Kong, Singapore and Malaysia. The shareholder LCSM capital position excludes the available capital and minimum required capital attributed to this business. For the US insurance entities available and required capital are based on the local US Risk Based Capital framework set by the National Association of Insurance Commissioners with required capital set at 100 per cent of the Company Action Level;

–

For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with required capital based on the solo legal entity statutory minimum capital requirement;

–	For non-regulated entities, the available capital is based on IFRS shareholders’ equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
–

Investment in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of available capital; and

–

The HKIA has agreed that certain specific bonds (being those subordinated debt instruments expected to be held by Prudential at the date of completion of the Demerger) can be included as part of the capital resources of the Post-Demerger Prudential Group for the purposes of satisfying group minimum and prescribed capital requirements from the date of Demerger as part of the LCSM. Grandfathering provisions under the GWS Framework remain subject to further consultation and the Hong Kong legislative process in due course.

Accountants’ report on pro forma Prudential Group shareholder LCSM capital position

The following is the text of a report received from Prudential’s reporting accountants, KPMG, for the purpose of incorporation in this Circular.

KPMG LLP

Financial Services

15 Canada Square

London, E14 5GL

The Directors

Prudential plc

1 Angel Court

London, EC2R 7AG

25 September 2019

Ladies and Gentlemen

Prudential plc (“Prudential” and, together with its subsidiary undertakings, the “Prudential Group”)

We report on the pro forma Prudential Group shareholder local capital summation method (“LCSM”) capital position (the “Pro forma LCSM capital position”) set out in Part VI of the Class 1 circular dated 25 September 2019, which has been prepared on the basis described in the notes to the pro forma information, for illustrative purposes only, to provide information about how the demerger of M&G plc and its subsidiary undertakings from the Prudential Group might have affected the LCSM capital position as at 30 June 2019. This report is required by paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of Prudential to prepare the Pro forma LCSM capital position in accordance with paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by section 3 of Annex 20 of Commission Delegated Regulation (EU) 2019/980, as to the proper compilation of the pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma LCSM capital position, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma LCSM capital position with the directors of Prudential.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma LCSM capital position has been properly compiled on the basis stated and that such basis is consistent with the LCSM accounting policies of Prudential.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

•	the Pro forma LCSM capital position has been properly compiled on the basis stated; and

•	such basis is consistent with the LCSM accounting policies of Prudential.

Yours faithfully

KPMG LLP

PART VII

TAXATION

Any discussion of taxation and related matters contained within this Circular does not purport to be a comprehensive description of all the tax considerations that may be relevant to the receipt of M&G Shares and, in particular, does not address the tax considerations in any jurisdiction not specifically covered below. Shareholders in jurisdictions outside of the UK, Hong Kong, Singapore or the United States should consult with their own legal and tax advisers with respect to the tax consequences in their particular circumstances under the relevant legislation and regulations.

1.	UK tax consequences

The following paragraphs are intended only as a general guide to current UK law and HMRC’s current published practice, which are both subject to change at any time, possibly with retroactive effect. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the UK tax consequences of holding or disposing of Prudential Shares.

The paragraphs below are intended to apply only to Shareholders: (i) who are for UK tax purposes resident and, if individuals, domiciled in the UK; (ii) to whom split-year treatment does not apply; (iii) who are the absolute beneficial owners of their Prudential Shares and any dividends paid in respect of them; and (iv) who hold their Prudential Shares as investments (otherwise than through an individual savings account or a pension arrangement) and not as securities to be realised in the course of a trade.

The paragraphs below may not apply to certain Shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, pension schemes, persons who are otherwise exempt from UK taxation and persons who have (or are deemed to have) acquired their Prudential Shares by virtue of an office or employment or persons who are treated as holding their Prudential Shares as carried interest. Such Shareholders may be subject to special rules.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than the UK should consult an appropriate professional adviser.

The M&G Prospectus contains an explanation of certain UK tax consequences of holding, purchasing and disposing of M&G Shares.

1.1	Demerger

Income

Prudential has received clearance under section 1091 of the CTA 2010 confirming that the distribution of the entire issued share capital of M&G to the Shareholders will qualify as an “exempt distribution” within the meaning of section 1075 of the CTA 2010.

As a result, a Shareholder who is resident in the UK for UK tax purposes should not incur any liability to tax on income in respect of the receipt of their M&G Shares.

Chargeable gains

Shareholders who are resident in the UK for UK tax purposes should not be treated, by virtue of the receipt of M&G Shares pursuant to the Demerger, as making a disposal or part disposal of their Prudential Shares for the purposes of the taxation of chargeable gains.

The M&G Shares distributed to Shareholders pursuant to the Demerger should be treated as the same asset, and as having been acquired at the same time, as the Prudential Shares already held by Shareholders. The aggregate base cost of the Prudential Shares and M&G Shares immediately after the Demerger should be the same as the base cost of the Prudential Shares immediately before the Demerger. Such base cost should be apportioned between the Prudential Shares and the M&G Shares by reference to their respective market values on the first day on which the market values or prices are quoted or published for such shares.

1.2	Stamp duty and stamp duty reserve tax

No liability to stamp duty or stamp duty reserve tax should be incurred by the Shareholders as a result of the distribution to them of the M&G Shares pursuant to the Demerger. This statement does not relate to persons such as companies connected with Prudential within the meaning of section 1122 of the CTA 2010, dealers, intermediaries and persons connected with depository arrangements and clearance services to whom special rules apply.

2.	Hong Kong tax considerations

The following paragraphs are intended only as a general guide to current Hong Kong law and the Inland Revenue Department’s current published practice, which are both subject to change at any time, possibly with retroactive effect. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the Hong Kong tax consequences of the Demerger.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than the Hong Kong should consult an appropriate professional adviser.

The M&G Prospectus contains an explanation of certain Hong Kong tax consequences of holding, purchasing and disposing of M&G Shares.

2.1	Profits tax

Capital gain is not subject to profits tax in Hong Kong. However, capital gain is not defined in the Hong Kong profits tax legislation but it is determined based on facts and circumstances. Generally speaking, assets held for long-term investment purposes and not for taking short-term profit would be considered capital in nature, but Shareholders’ own tax status can also be a determining factor. Whilst we would not expect Shareholders to incur Hong Kong profits tax liability as a result of the distribution of the M&G Shares pursuant to the Demerger, Shareholders should nonetheless seek advice from their own professional advisers to ascertain their tax position.

2.2	Stamp duty

Hong Kong stamp duty is payable on the transfer of Hong Kong stock. “Hong Kong stock” is defined as “stock” the transfer of which is required to be registered in Hong Kong. The M&G Shares will not be listed or registered in Hong Kong at the time the M&G Shares are distributed pursuant to the Demerger. As such, no Shareholder should incur any liability to Hong Kong stamp duty as a result of the distribution to such Shareholder of the M&G Shares pursuant to the Demerger.

3.	Singapore tax considerations

The following paragraphs are intended only as a general guide to current Singapore law and the Inland Revenue Authority of Singapore’s current published practice, which are both subject to change at any time, possibly with retroactive effect. These laws and published practice are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the Singapore tax issues that may be relevant to Shareholders in relation to the Demerger.

The paragraphs below are intended to apply only to Shareholders: (i) who are resident in Singapore for Singapore tax purposes; (ii) who are the absolute beneficial owners of their Prudential Shares and any dividends paid in respect of them; and (iii) who hold their Prudential Shares for long-term investment purposes.

The paragraphs below may not apply to all categories of Shareholders, some of which may be subject to special rules.

The material set out in the paragraphs below does not constitute legal or tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than Singapore should consult an appropriate professional adviser. It is emphasised that neither Prudential nor any other persons involved in this document accepts responsibility for any tax effects or liabilities resulting from the Demerger.

3.1	Income tax

To the extent that the Demerger Dividend is regarded as a foreign-sourced dividend paid by Prudential to the Shareholders, foreign-sourced dividends received or deemed received in Singapore by any Singapore tax resident individual shall be exempt from Singapore income tax if the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the individual but excluding such income received by him through a partnership in Singapore.

Foreign-sourced dividends received or deemed received in Singapore by any Singapore tax resident individual through a partnership in Singapore or by any Singapore tax resident non-individual shall be exempt from Singapore income tax if certain conditions are met, including the following:

(i)	the foreign-sourced dividend is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which the foreign-sourced dividend is received;

(ii)

at the time the foreign-sourced dividend is received in Singapore by the person tax resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the foreign-sourced dividend is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person tax resident in Singapore.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

3.2	Stamp duty

Stamp duty should generally not be payable by a Shareholder on any instrument of conveyance, transfer or assignment of the M&G Shares to Singapore tax resident Shareholders pursuant to the Demerger, as M&G is incorporated in England and Wales, and further assuming that (i) M&G does not maintain any share register or register of members in Singapore and (ii) the M&G Shares do not constitute equity interests in any entity with (direct or indirect) interest in “prescribed immovable property” in Singapore as prescribed under Paragraph 5 of the Stamp Duties (Section 23) Order 2017.

3.3	Goods and services tax

To the extent that the Demerger Dividend is regarded as an issue, allotment or transfer of ownership of an equity security, such issue, allotment or transfer of ownership of an equity security (i.e. any interest in or right to a share in the capital of a body corporate or any option to acquire any such interest or right but excluding a contract of insurance and an estate or interest in land, other than an estate or interest as mortgagee or chargeholder) is generally regarded as an exempt supply not subject to goods and services tax under the Goods and Services Tax Act (Cap. 117A).

Shareholders should consult their own tax advisers if they are in any doubt as to the treatment that would be applicable.

4.	US tax considerations

The following is a discussion of the material US federal income tax considerations arising from the receipt of M&G Shares by a US Holder of Prudential Shares pursuant to the Demerger. For these purposes, a “US Holder” is:

•	an individual citizen or resident of the US;

•	a corporation created or organised in or under the laws of the US or any of its political subdivisions; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

This discussion deals only with US Holders that hold their Prudential Shares as capital assets and does not address tax considerations applicable to US Holders that may be subject to special tax rules, such as: dealers or traders in securities or currencies; financial institutions or other US Holders that treat income in respect of the Prudential Shares as financial services income; insurance companies; tax-exempt entities; persons who acquired their Prudential Shares in connection with employment; US Holders that hold their Prudential Shares as a part of a straddle or conversion transaction or other arrangement involving more than one position; US Holders that own, or are deemed for US tax purposes to own, 10% or more of the total combined voting power or value of all classes of Prudential’s stock; US Holders that have a principal place of business or “tax home” outside the US; or US Holders whose “functional currency” is not the US dollar.

Because US tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of receiving the M&G Shares. The statements of US law set out below are based on the laws and interpretations in force as of the date of this Circular, and are subject to any changes occurring after that date, possibly with retroactive effect.

4.1	US federal income tax treatment of Demerger

Based on Prudential’s expectation, the receipt of M&G Shares by a US Holder pursuant to the Demerger should qualify as a tax-free distribution under Section 355(a)(1) of the US tax code. US Holders are advised that an advance ruling from the US Internal Revenue Service regarding the Demerger has not been and will not be sought and, as a result, there can be no assurances that the US Internal Revenue Service will not disagree with or challenge any of the conclusions Prudential has reached and describes herein.

If the Demerger qualifies for non-recognition treatment under Section 355 of the US tax code, as Prudential expects, the following will result for US federal income tax purposes:

(A)	no gain or loss should be recognised by a US Holder upon the receipt of M&G Shares;

(B)

a US Holder should apportion its prior tax basis in its Prudential Shares between such Prudential Shares and the M&G Shares received in proportion to the relative fair market value of the Prudential Shares and the M&G Shares on the date on which the M&G Shares are distributed; and

(C)	a US Holder’s holding period for the M&G Shares should include the period during which the US Holder held the Prudential Shares.

A US Holder that has a significant ownership in Prudential and receives M&G Shares pursuant to the Demerger is required to attach a statement to its US federal income tax return for the taxable year in which the M&G Shares are received, setting out information showing the applicability of Section 355 of the US tax code to the receipt of M&G Shares. US Holders should consult their tax advisers in respect of the foregoing requirement.

If, contrary to Prudential’s expectation, the receipt of M&G Shares by US Holders does not qualify for non-recognition treatment under Section 355 of the US tax code, each US Holder that receives M&G Shares would have: (1) a taxable dividend (provided, as is expected, Prudential has sufficient current and accumulated earnings and profits as determined for US federal income purposes) in an amount equal to the fair market value of M&G Shares distributed to such US Holder; and (2) a tax basis in M&G Shares received equal to the fair market value of such shares on the date of receipt, and the holding period for such shares would begin the day after the date of receipt. Further, there would be no adjustment in tax basis for a US Holder’s Prudential Shares.

The foregoing discussion of the US tax consequences of the Demerger for US Holders assumes that Prudential is not and has not been a passive foreign investment company (“PFIC”) within the meaning of the US tax code. If Prudential is or has been a PFIC in any year in which a US Holder held Prudential Shares, adverse consequences could result for such US Holder upon the receipt of M&G Shares. Prudential believes that it is not and has never been a PFIC.

PART VIII

ADDITIONAL INFORMATION

1.	Responsibility statements

1.1	UK responsibility statement

Prudential and the Directors, whose names appear in section 3 of this Part VIII on this page 64, accept responsibility for the information contained in this document. To the best of the knowledge and belief of Prudential and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	Hong Kong responsibility statement

This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to Prudential. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and is not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

2.	Incorporation and registered office of Prudential

Prudential was incorporated as a private company limited by shares on 1 November 1978 and re-registered as a public company limited by shares in England and Wales with registered number 1397169 on 20 January 1982 under the Companies Acts 1948 to 1980. On 1 October 1999 Prudential changed its name to Prudential public limited company. It operates under the Companies Act 2006. The registered office and the head office of Prudential is at 1 Angel Court, London EC2R 7AG with telephone number +44 (0)20 7220 7588. Its principal place of business in Hong Kong is at 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

The website of Prudential is www.prudentialplc.com. Information on the website does not form part of this Circular unless such information is specifically incorporated by reference.

Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

3.	Directors

As at the Latest Practicable Date, the Prudential Board consists of 13 directors comprising the Chairman, nine non-executive Directors and three executive Directors. Their names and positions are listed below. The business address for each Director is 1 Angel Court, London EC2R 7AG, United Kingdom.

Director	Position
Paul Manduca	Chairman
Executive Directors
Michael Wells	Group Chief Executive
Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer
James Turner	Group Chief Risk and Compliance Officer
Non-executive Directors
The Hon. Philip Remnant CBE	Senior Independent Director
Sir Howard Davies	Non-executive Director
David Law	Non-executive Director
Kaikhushru Nargolwala	Non-executive Director
Anthony Nightingale	Non-executive Director
Alice Schroeder	Non-executive Director
Thomas Watjen	Non-executive Director
Fields Wicker-Miurin OBE	Non-executive Director
Amy Yip	Non-executive Director

4.	Election of Amy Yip

Amy Yip joined the Prudential Board as a non-executive Director and was appointed a member of the Remuneration Committee with effect from 2 September 2019.

The Articles require that a Director appointed by the Prudential Board needs to be elected at the next general meeting of Prudential following their appointment or, if not so elected, vacate office at the end of that general meeting. Shareholders are therefore asked to vote on the Director Election Resolution in relation to the appointment of Ms Yip alongside the Demerger Resolution at the General Meeting to be held on 15 October 2019.

Ms Yip has extensive experience of China and Southeast Asia following a 40-year career in insurance, asset management and government. She has served as an executive director of the Hong Kong Monetary Authority, Group Head of Wealth Management of DBS Bank, Chair of DBS Asset Management and Chief Executive Officer of DBS Bank Hong Kong. She was also a member of the Hong Kong Government’s Commission on Strategic Development.

She is currently a non-executive director of Deutsche Börse AG, AIG Insurance Hong Kong Limited and Fidelity Funds. She is the founder and Managing Partner of Rays Capital Partners, a Hong Kong investor in Asian equities. In August 2019, she became the Chair of the Asia Pacific Advisory Board of EFG Bank International.

Ms Yip does not have any relationship with any other Director, member of senior management or substantial or controlling shareholder of Prudential, nor does she hold any interest in any shares of Prudential. Her annual fee at appointment will consist of a basic fee for Prudential Board membership and an additional fee for membership of the Remuneration Committee of Prudential, which are currently set at £99,000 per annum and £30,000 per annum respectively. Non-executive Directors of Prudential are usually appointed for an initial three-year term and are typically expected to serve for two three-year terms, although the Prudential Board may invite them to serve for an additional period.

Apart from the information set out in this section, there are no other matters that need to be brought to the attention of Shareholders and no other information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules in respect of the election of Ms Yip.

The Prudential Board recommends the election of Ms Yip and believes it is in the best interests of Shareholders as a whole. Information about the activities of the Nomination & Governance Committee of Prudential in recommending Directors for election, including its assessment of independence for non-executive Directors, the diversity of the Prudential Board as a whole, and how the Prudential Board satisfies itself that the contribution of each Director remains important to the Prudential Group’s long-term success, can be found on pages 109 to 114 of Prudential’s 2018 Annual Report.

5.	Interests of Directors in Prudential Shares

As at the Latest Practicable Date, the beneficial interests of the Directors and their families and persons connected with them, within the meaning of Part 22 of the Companies Act, in Prudential Shares are as set out in the following table.

Executive Directors	Interests in Prudential Shares	Interests in Prudential Shares under option	Option exercise price (£)	Option exercise periods
Michael Wells(1)	949,106	–	–	n/a
Mark FitzPatrick	61,906	2,061	14.55	1 December 2022 – 31 May 2023
James Turner	51,727	1,237	14.55	1 December 2020 – 31 May 2021
Chairman and non-executive Directors
Paul Manduca	42,500	n/a	n/a	n/a
The Hon. Philip Remnant CBE	6,916	n/a	n/a	n/a
Sir Howard Davies	9,704	n/a	n/a	n/a
David Law	9,066	n/a	n/a	n/a
Kaikhushru Nargolwala	70,000	n/a	n/a	n/a
Anthony Nightingale	50,000	n/a	n/a	n/a
Alice Schroeder(2)	14,500	n/a	n/a	n/a
Thomas Watjen(2)	10,340	n/a	n/a	n/a
Fields Wicker-Miurin OBE	2,500	n/a	n/a	n/a
Amy Yip	0	n/a	n/a	n/a

(1)	Interests include Prudential Shares and Prudential ADRs, each of which represents two Prudential Shares. The figures in the table are represented in terms of Prudential Shares.
(2)	Interests are in Prudential ADRs. The figures in the table are represented in terms of Prudential Shares.

6.	Directors’ service contracts and letters of appointment

Information about the service contracts and letters of appointment of the Directors is given below.

Executive Directors	Service contracts
	Date of contract	Notice period
Michael Wells	21 May 2015	12 months
Mark FitzPatrick	17 May 2017	12 months
James Turner	1 March 2018	12 months

Chairman and non-executive Directors	Letters of appointment
	Appointment by the Board	Notice period
Paul Manduca	15 October 2010 (Chairman from 2 July 2012)	12 months
The Hon. Philip Remnant CBE	1 January 2013	6 months
Sir Howard Davies	15 October 2010	6 months
David Law	15 September 2015	6 months
Kaikhushru Nargolwala	1 January 2012	6 months
Anthony Nightingale	1 June 2013	6 months
Alice Schroeder	10 June 2013	6 months
Thomas Watjen	11 July 2017	6 months
Fields Wicker-Miurin OBE	3 September 2018	6 months
Amy Yip	2 September 2019	6 months

The service contracts of the executive Directors are with Prudential and Prudential Services Limited (“PSL”), a company in the Prudential Group. Each contract can be terminated by the Director or by PSL by giving not less than 12 months’ prior notice to the other. PSL may also terminate the service contract of the Director by making a payment of his base salary in lieu of any unexpired period of notice, either as a lump sum or in equal monthly instalments on the usual salary payment dates of the notice period. During the period of payment of these monthly instalments, the Director is expected to mitigate his position by seeking alternative employment. If the Director secures alternative employment which commences while the monthly instalments are being paid and his new gross monthly pay is the same or more than the monthly instalments, PSL ceases to be liable in respect of the remainder of the instalments. If he secures alternative employment but his new gross monthly pay is less than the monthly instalments, the monthly instalments will continue but may be reduced to take account of his new gross monthly pay.

None of the non-executive Directors nor the Chairman has a letter of appointment with Prudential, or with any of its subsidiaries, which provides for benefits upon termination.

7.	Directors of M&G

Director	Position
Mike Evans	Chairman
Executive directors
John Foley	Chief Executive Officer
Clare Bousfield	Chief Financial Officer
Non-executive directors
Caroline Silver	Senior Independent non-executive director
Clive Adamson	Non-executive director
Robin Lawther	Non-executive director
Clare Thompson	Non-executive director

8.	Major Shareholders

The following table sets out the name of each person who is directly, or indirectly, interested in voting rights representing three per cent or more of the total voting rights in respect of Prudential Shares as at the Latest Practicable Date, insofar as it is known to Prudential by virtue of notifications made to it pursuant to the Disclosure Guidance and Transparency Rules.

Name of Shareholder	% of total voting rights
Capital Group Companies, Inc	9.87
BlackRock, Inc	5.08
Norges Bank	3.99

Prudential held no treasury shares as at the Latest Practicable Date.

9.	Related party transactions

Related party transactions of the Prudential Group during the three year period to 31 December 2018 are as disclosed in accordance with IFRS in:

•	note D4 to the audited consolidated financial statements for the year ended 31 December 2016 of Prudential’s 2016 Annual Report;

•	note D4 to the audited consolidated financial statements for the year ended 31 December 2017 of Prudential’s 2017 Annual Report; and

•	note D4 to the audited consolidated financial statements for the year ended 31 December 2018 of Prudential’s 2018 Annual Report.

The nature of the related party transactions of the Prudential Group has not changed during the period between 31 December 2018 and the Latest Practicable Date from those described in note D4 to the consolidated financial statements of Prudential for the year ended 31 December 2018. There have been no other related party transactions requiring disclosure under IFRS during the period between 31 December 2018 and the Latest Practicable Date.

10.	Material contracts of the Post-Demerger Prudential Group

The contracts listed below have been entered into by Prudential or another member of the Post-Demerger Prudential Group: (i) within the two years immediately preceding publication of this Circular which are material to Prudential or any member of the Post-Demerger Prudential Group, or (ii) at any time and contain any provision under which Prudential or any member of the Post-Demerger Prudential Group has any obligation or entitlement which is material to Prudential or any member of the Post-Demerger Prudential Group as at the date of this Circular, in each case not including contracts entered into in the ordinary course of business.

10.1	Demerger Agreement

The Demerger Agreement was entered into on or about the date of this Circular between Prudential and M&G to effect the Demerger and to govern the post-Demerger obligations of the Post-Demerger Prudential Group and the Demerging Group in respect of, among other things, data sharing and their respective indemnity obligations. Certain aspects of the Demerger Agreement are conditional upon the following:

•	the approval of the Demerger Resolution by Shareholders at the General Meeting;

•

the transfer of Tier 2 subordinated debt with a nominal amount (translated into pounds sterling at the exchange rate prevailing as at 30 June 2019, where applicable) of £3,243 million from Prudential to M&G;

•	the payment of the Pre-Demerger Dividend by M&G to Prudential;

•	the approval of the Demerger Dividend by the Prudential Board;

•	the Prudential Sponsors’ Agreement and the M&G Sponsor’s Agreement not having terminated in accordance with their terms;

•

the FCA having acknowledged (and such acknowledgement not having been withdrawn) that the application for Admission has been approved and, after satisfaction of any conditions to which such approval is expressed to be subject, will become effective as soon as a dealing notice has been issued;

•	the LSE having acknowledged (and such acknowledgement not having been withdrawn) that the M&G Shares will be admitted to trading on the main market; and

•	the no objection letter issued by the HKSE in relation to the Demerger pursuant to Practice Note 15 of the Hong Kong Listing Rules not having been withdrawn.

The Demerger Agreement contains mutual cross indemnities under which M&G indemnifies the Post-Demerger Prudential Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the Demerging Group prior to the Demerger and Prudential indemnifies the Demerging Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the Prudential Group other than the Demerging Group prior to the Demerger. Claims made under these mutual cross indemnities by the indemnified party are, subject to the right of the indemnifying party to defend any such claim, required to be paid by the indemnifying party. These mutual cross indemnities are unlimited in terms of amount and duration. It is not currently anticipated that the Post-Demerger Prudential Group will be required to pay, or that the Post-Demerger Prudential Group will receive, any significant amounts pursuant to such indemnity arrangements.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by the Post-Demerger Prudential Group for the benefit of companies in the Demerging Group (or vice versa) will be dealt with following the Demerger. Under the Demerger Agreement, the beneficiary of such a guarantee must generally seek to obtain the guarantor’s release from the guarantor’s obligations thereunder and, pending release, indemnify the guarantor against all liabilities and costs arising under or by reason of the guarantee and ensure that the guarantor’s exposure under the guarantee is not increased. Both the Post-Demerger Prudential Group and the Demerging Group will be permitted access to each other’s records for a period of 10 years following the Demerger and both groups have agreed to keep certain information relating to the other group confidential, subject to certain customary exemptions.

10.2	Tax Covenant

Prudential and M&G entered into the Tax Covenant on or about the date of this Circular, which contains mutual cross indemnities relating to taxation. These indemnities only cover liabilities which have been notified by the indemnified party to the indemnifying party within three months after the expiry of the period specified by statute during which an assessment of the relevant tax liability may be issued by the relevant tax authority or, if there is no such period, within six years and 30 days after the end of the accounting period in which the Demerger completes.

10.3	Transitional Services Agreement and Data Centre Services Agreement

In connection with the Demerger, Prudential Services Limited (a company in the Post-Demerger Prudential Group) and M&G Prudential Services Limited (a company in the Demerging Group) entered into the Transitional Services Agreement on or about the date of this Circular, pursuant to which each group will, to the extent required, provide limited services to the other on a temporary basis following completion of the Demerger. The services relate to short-term support for various IT applications and platforms, Sarbanes-Oxley reporting and testing, access to financial systems and a pass through of third party outsourced services.

The Demerging Group will also have access to IT applications and services through a data centre operated by the Post-Demerger Prudential Group on a transitional basis, pursuant to the Data Centre Services Agreement entered into between PGDS (UK One) Limited (a company in the Demerging Group) and PGDS (US One) LLC (a company in the Post-Demerger Prudential Group) on 1 October 2017, as amended on 7 May 2019. Access to the IT applications and services is expected to continue until expiry of the term of the amended agreement on 30 April 2023.

10.4	Co-existence Agreement

Prudential and M&G are parties to the Co-existence Agreement with Prudential Financial, Inc. (“PFI”), an independent financial services business whose principal place of business is in the United States. An earlier version of the Co-existence Agreement has been in place between Prudential and PFI since 2004 and set out the terms of use of the PRUDENTIAL/PRU names and marks by Prudential and PFI. Subject to certain exceptions, PFI had exclusive rights in the PRUDENTIAL/PRU names and marks in limited territories (broadly, the Americas, Japan, Taiwan and Korea) and Prudential had exclusive rights in the PRUDENTIAL/PRU names and marks in all other territories.

M&G has been added as a party to the Co-existence Agreement and the terms were revised on 16 September 2019 in anticipation of the Demerger setting out the terms of use (as between the parties) of the PRUDENTIAL/PRU names and marks. Subject to Admission, the Co-existence Agreement gives M&G exclusive rights in the UK and Europe to the PRUDENTIAL/PRU names and marks, and restricts M&G’s rights to use such names and marks outside of those territories to limited communications. PFI continues to have exclusive rights in the PRUDENTIAL/PRU names and marks in the same territories as under the earlier version of the Co-existence Agreement and Prudential has exclusive rights in the PRUDENTIAL/PRU names and marks in all other territories. The parties agree to maintain distinctive branding when using the PRUDENTIAL/PRU names and marks after a transitional period. Subject to limited exceptions, the parties will broadly operate in each other’s territories, under names other than PRUDENTIAL.

10.5	Brand Agreement

Prudential and M&G also entered into the Brand Agreement on or about the date of this Circular, which provides for the assignment of the registered PRUDENTIAL/PRU names and marks in the UK and Europe which are currently held by the Post-Demerger Prudential Group to the relevant Demerging Group entity and a transitional licence granted by Prudential to M&G in respect of some elements of the current Prudential branding. The Brand Agreement also sets out additional terms for cooperation by the Demerging Group and the Post-Demerger Prudential Group, including access to archive material.

11.	Material contracts of the Demerging Group

In addition to the Demerger Agreement, the Tax Covenant, the Transitional Services Agreement, the Data Centre Services Agreement, the Co-existence Agreement and the Brand Agreement, the contracts listed below have been entered into by M&G or another member of the Demerging Group: (i) within the two years immediately preceding publication of this Circular which are material to M&G or any member of the Demerging Group, or (ii) at any time and contain any provision under which M&G or any member of the Demerging Group has any obligation or entitlement which is material to M&G or any member of the Demerging Group as at the date of this Circular, in each case not including contracts entered into in the ordinary course of business.

These contracts relate to the reinsurance of £12 billion of the shareholder-backed annuity portfolio of the Demerging Group (the “Annuity Portfolio”) to Rothesay Life, one of the largest specialist annuity providers in the UK market, with over £36 billion assets under management and insuring the annuities of over 770,000 individuals (as at 31 December 2018). In March 2018, Prudential announced the reinsurance of the Annuity Portfolio to Rothesay Life by way of a collateralised reinsurance arrangement followed by an insurance business transfer scheme (the “Scheme”) under Part VII of FSMA. The terms of the reinsurance arrangement transferred substantially all of the economic risk and capital requirements associated with the Annuity Portfolio to Rothesay Life, subject to a residual counterparty credit risk attaching to residual reinsurance receivables. On 16 August 2019, the High Court declined to sanction the Scheme, despite the independent expert, who was appointed to report to the High Court, concluding that the transfer would have no material adverse effect on the security of benefits or the reasonable benefit expectations of the policyholders of The Prudential Assurance Company Limited (“PAC”, the main regulated insurance entity in the Demerging Group). The Demerging Group and Rothesay Life have been granted leave to appeal the judgment. The High Court’s judgment has no direct impact on the reinsurance with Rothesay Life and is not expected to have any material impact on the financial position or prospects of the Demerging Group.

11.1	Rothesay Life BTA

On 14 March 2018, PAC and Rothesay Life entered into the Rothesay Life BTA pursuant to which PAC agreed to reinsure the Annuity Portfolio to Rothesay Life by way of a collateralised reinsurance arrangement followed by the Scheme.

The Rothesay Life BTA, the Scheme and a supplemental agreement entered into between PAC and Rothesay Life on 14 March 2018 contain cross indemnities in relation to mis-selling risk in connection with the Annuity Portfolio (the “Mis-Selling Liabilities”). The Mis-Selling Liabilities that crystallise after the seventh anniversary of the earlier of the date on which the Scheme takes effect (the “Scheme Effective Date”) and 31 December 2019 (the “Long Stop Date”) or, in the case of one of the tranches which comprise the Annuity Portfolio, the earlier of the Scheme Effective Date and the Long Stop Date, will be borne by Rothesay Life, unless it notifies PAC, prior to such date, of matters and circumstances leading to the relevant liabilities, in which case the Mis-Selling Liabilities will always be borne by PAC. Liabilities that relate to FCA’s ‘Thematic Review of Annuity Sales Practices’ are retained by PAC other than those that relate to augmenting existing annuity payments which have been reinsured by Rothesay Life or in relation to which an additional premium has been paid as at the Scheme Effective Date.

11.2	Rothesay Life TSA

On 24 May 2019, PAC and Rothesay Life entered into the Rothesay Life TSA pursuant to which PAC agreed to provide or procure the provision of certain administration services in relation to the Annuity Portfolio for a period up to 24 months after the Scheme Effective Date. Rothesay Life may extend the term of the Rothesay Life TSA for successive periods of three months each if the parties have not successfully migrated services by the end of the existing term. The fees for services provided under the Rothesay Life TSA are payable on a ‘price per policy’ basis, together with a fixed monthly contract management fee. Any extension to the term of the Rothesay Life TSA may incur additional charges.

12.	Summary of material litigation for the Post-Demerger Prudential Group

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Prudential is aware), during a period covering at least the 12 months preceding the date of this Circular which may have, or have had in the recent past, significant effects on Prudential’s and/or the Post-Demerger Prudential Group’s financial position or profitability.

13.	Summary of material litigation for the Demerging Group

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which M&G is aware), during a period covering at least the 12 months preceding the date of this Circular which may have, or have had in the recent past, significant effects on M&G’s and/or the Demerging Group’s financial position or profitability.

14.	Significant change

14.1	For the Post-Demerger Prudential Group

There has been no significant change in the financial performance or financial position of the Post-Demerger Prudential Group since 30 June 2019, being the date to which the latest financial information was published for the Post-Demerger Prudential Group.

14.2	For the Demerging Group

There has been no significant change in the financial performance or financial position of the Demerging Group since 30 June 2019, being the date to which the latest financial information was published for the Demerging Group.

15.	Working capital statement for the Post-Demerger Prudential Group

Prudential is of the opinion that, taking into account the bank and other facilities available to it, the Post-Demerger Prudential Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

16.	Transfer of debt from Prudential to M&G

Following approval of the Demerger Resolution by Shareholders at the General Meeting, but prior to the approval of the Demerger Dividend by the Prudential Board, Prudential will transfer Tier 2 subordinated debt to M&G with a nominal amount (translated into pounds sterling at the exchange rate prevailing as at 30 June 2019, where applicable) of £3,243 million. This debt consists of the following instruments:

Instrument	Original proceeds net of unamortised transaction costs*
(£m)
GBP 750,000,000 5.625 per cent Resettable Dated Tier 2 Notes due 20 October 2051	744
GBP 500,000,000 6.25 per cent Resettable Dated Tier 2 Notes due 20 October 2068	498
US$ 500,000,000 6.50 per cent Resettable Dated Tier 2 Notes due 20 October 2048	391**
GBP 600,000,000 5.56 per cent Resettable Dated Tier 2 Notes due 20 July 2055	591
GBP 700,000,000 6.34 per cent Resettable Dated Tier 2 Notes due 19 December 2063	696
GBP 300,000,000 3.875 per cent Resettable Dated Tier 2 Notes due 20 July 2049	297†

Total value of subordinated debt to be transferred to M&G	3,217

*	Value as at 30 June 2019
**	Translated using the closing exchange rate at 30 June 2019 of 1.2727. Final exchange rate to be determined on 16 October 2019.
†	Issued on 10 July 2019 (so value as at 10 July 2019)

The transfer of the debt will be achieved by substituting M&G in the place of Prudential as issuer of such debt, as permitted under the terms and conditions of each applicable instrument.

In exchange for assuming the debt, Prudential will pay M&G an amount equal to the original proceeds of issuance net of unamortised transaction costs associated with such issuance (translated into pounds sterling at the exchange rate prevailing at 16 October 2019, where applicable). This will result in a payment by Prudential of approximately £3,217 million (translated into pounds sterling at the exchange rate prevailing at 30 June 2019, where applicable). Prudential will also pay M&G the Accrued Interest Amount. Following the transfer of the debt, M&G will pay the Pre-Demerger Dividend of £2,968 million to Prudential.

The transfer of the debt is expected to take place on 18 October 2019, following approval of the Demerger Resolution by Shareholders at the General Meeting but before completion of the Demerger.

All of the debt to be transferred has interest payable at a fixed rate at the substitution date. The annualised interest expense for the transferred debt is £188 million, comprising £162 million payable for the pounds sterling denominated debt and £26 million payable for US dollar denominated debt (translated using the closing exchange rate at 30 June 2019 of 1.2727).

Total interest on core structural borrowings of shareholder-financed operations of £410 million was reflected in the Prudential Group’s financial statements for the year ended 31 December 2018. Of this amount, £95 million was in respect of the debt to be transferred to M&G.

17.	Data privacy and protection

In order to: (i) effect the Demerger and ensure that Qualifying Shareholders receive the M&G Shares to which they are entitled; and (ii) ensure that M&G is able to register, communicate with, and appropriately manage the shareholdings of M&G Shareholders, Prudential will transfer certain personal data of Qualifying Shareholders to M&G.

M&G will act as a separate data controller with regard to this information. There will be no change in how Prudential processes Qualifying Shareholders’ personal data insofar as this relates to their Prudential Shares. Further information can be found in the relevant Prudential privacy notice, which is available on its website.

18.	Consents

Goldman Sachs has given, and not withdrawn, its written consent to the issue of this document with references to its name being included in the form and context in which it appears.

Rothschild & Co has given, and not withdrawn, its written consent to the issue of this document with references to its name being included in the form and context in which it appears.

KPMG is a member firm of the Institute of Chartered Accountants in England and Wales and has given, and not withdrawn, its written consent to the inclusion of its reports set out in Part VI (Unaudited Pro Forma Financial Information for the Prudential Group) of this document in the form and context in which they appear.

19.	Documents incorporated by reference

The table below sets out the various information incorporated by reference into this document, so as to provide the information required under the Listing Rules. These documents are also available at www.prudentialplc.com/investors/reports/2019.

Document	Information incorporated by reference	Page number(s) in this document
Prudential’s 2016 Annual Report	Information on related party transactions included in note D4 to the audited consolidated financial statements for the year ended 31 December 2016	67

Prudential’s 2017 Annual Report	Information on related party transactions included in note D4 to the audited consolidated financial statements for the year ended 31 December 2017	67

Prudential’s 2018 Annual Report	Information about the activities of the Nomination & Governance Committee of Prudential in recommending Directors for election	65

	Information on related party transactions included in note D4 to the audited consolidated financial statements for the year ended 31 December 2018	67

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this document. It should be noted that, except as set forth above, no other portion of the above documents are incorporated by reference into this document and those portions which are not specifically incorporated by reference in this document are either not relevant for Shareholders or the relevant information is included elsewhere in this document.

Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this document to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

20.	Documents available for inspection

Copies of the following documents may be inspected at www.prudentialplc.com/investors/shareholder-information/demerger-transaction-documents at any time up to and including the date of the General Meeting, or at the registered office of Prudential at 1 Angel Court, London EC2R 7AG, United Kingdom and at the offices of Slaughter and May in the UK and Hong Kong, being One Bunhill Row, London EC1Y 8YY, United Kingdom and 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong respectively, during normal business hours from Monday to Friday (except on bank or other local public holidays) up to and including the date of the General Meeting:

•	the Articles;

•	the letter of appointment and terms and conditions of appointment between Prudential and Amy Yip;

•	the historical financial information as set out in Part V (Historical Financial Information on the Demerging Group);

•	the unaudited pro forma financial information and the reports thereon by KPMG, as set out in Part VI (Unaudited Pro Forma Financial Information for the Prudential Group);

•	the consent letters referred to in section 18 of this Part VIII;

•	the Demerger Agreement; and

•	this document.

PART IX

DEFINITIONS

The definitions set out below apply throughout this document, unless the context requires otherwise.

“1933 Act”	the US Securities Act of 1933, as amended;

“Accrued Interest Amount”	means £26,000,000, the agreed amount in respect of:

(i)	the amount of accrued interest expense that has not yet been paid to holders of the relevant debt instruments at the point of substitution; less

(ii)	an amount equivalent to certain coupon payments Prudential have agreed to pay on behalf of M&G;

“Admission”	admission of the M&G Shares to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities;

“Annuity Portfolio”	the £12 billion of PAC’s shareholder-backed annuity portfolio reinsured to Rothesay Life;

“Articles”	the articles of association of Prudential in force as of the date of this Circular;

“Brand Agreement”	the agreement entered into between Prudential and M&G on or about the date of this Circular which provides for, among other things, an assignment of the PRUDENTIAL/PRU names and marks in the UK and Europe;

“CCASS”	The Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;

“CDP”	The Central Depository (Pte) Limited, which operates the Central Depository System for the holding and transfer of book-entry securities traded on the SGX-ST;

“CDP Form A”	the voting instruction form for a Singapore Holder to complete and return if it would like to provide CDP with voting instructions in respect of its interest in Prudential Shares at the General Meeting;

“CDP Form B”	the corporate representative nomination form for a Singapore Holder to complete and return if it would like to appoint itself or its nominee as corporate representative of HKSCC Nominees, which will enable it to attend and cast votes in respect of its interest in Prudential Shares in person at the General Meeting;

“certificated” or “in certificated form”	in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or other security concerned as being held in certificated form (that is, not in CREST);

“Circular”	this document;

“Co-existence Agreement”	the revised agreement entered into among Prudential, M&G and PFI on 16 September 2019, which sets out the terms of use of the PRUDENTIAL/PRU names and marks by Prudential, M&G and PFI;

“Companies Act”	the Companies Act 2006 of the UK, as amended;

“Computershare Hong Kong”	Computershare Hong Kong Investor Services Limited;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear;

“CREST Manual”	the rules governing the operation of CREST as published by Euroclear;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended;

“CTA 2010”	the Corporation Tax Act 2010 of the UK, as amended;

“Data Centre Services Agreement”	the data centre services agreement entered into between PGDS (UK One) Limited and PGDS (US One) LLC on 1 October 2017, as amended on 7 May 2019;

“Demerger”	the proposed demerger of the M&G Group from the Prudential Group, to be effected by way of the Demerger Dividend on the terms and subject to the conditions set out in the Demerger Agreement;

“Demerger Agreement”	the agreement relating to the Demerger entered into between M&G and Prudential on or about the date of this Circular;

“Demerger Dividend”	the proposed interim in-specie distribution of M&G Shares by Prudential to Qualifying Shareholders;

“Demerger Resolution”	the ordinary resolution numbered 1, set out in the Notice of General Meeting;

“Demerging Group” and “M&G Group”	M&G and its subsidiaries and subsidiary undertakings as at the date of this Circular;

“Director Election Resolution”	the ordinary resolution numbered 2, set out in the Notice of General Meeting;

“Directors”	the directors of Prudential as at the date of this Circular, whose names are set out in section 3 of Part VIII (Additional Information);

“Disclosure Guidance and Transparency Rules”	the disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA’s Handbook of Rules and Guidance), as amended;

“EEV”	European Embedded Value, as set out in the European Embedded Value Principles, dated April 2016 and issued by the European Insurance CFO Forum;

“EU”	the European Union;

“Euroclear”	Euroclear UK & Ireland Limited;

“FCA”	the Financial Conduct Authority of the UK;

“Form of Election”	the form of election for Hong Kong Shareholders to complete and return either (i) if they would like their M&G Shares to be sold on their behalf under the Share Sale Option; or (ii) if they have a CREST account and would like to receive their M&G Shares in uncertificated form through CREST;

“Form of Proxy”	the form of proxy for use at the General Meeting, which accompanies this document;

“FSMA”	the Financial Services and Markets Act 2000 of the UK, as amended;

“General Meeting”	the general meeting of Prudential proposed to be held at 9.30 a.m. UK time (4.30 p.m. Hong Kong / Singapore time) on 15 October 2019 in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB to approve the Demerger Resolution, notice of which is contained in this document;

“Global Systemically Important Insurer”	an insurer identified, from time to time, by the Financial Stability Board as a globally systemically important insurer;

“GMCR”	Group Minimum Capital Requirement;

“Goldman Sachs”	Goldman Sachs International;

“GPCR”	Group Prescribed Capital Requirement;

“GWS Framework”	the framework for the group-wide supervision of insurance groups by the HKIA to be established in accordance with the GWS Legislation;

“GWS Legislation”	the legislation to be adopted in Hong Kong to facilitate the group-wide supervision of insurance groups by the HKIA;

“HKIA”	the Hong Kong Insurance Authority;

“HKSCC Nominees”	HKSCC Nominees Limited;

“HKSE”	The Stock Exchange of Hong Kong Limited or the market conducted by it, as the context requires;

“HMRC”	HM Revenue & Customs in the UK;

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong dollar”	the lawful currency of Hong Kong;

“Hong Kong Listing Rules”	the listing rules of the HKSE;

“Hong Kong Register”	the Hong Kong overseas branch register of members of Prudential;

“Hong Kong Settlement Date”	the first business day after the deadline for the return of completed Forms of Election to Computershare Hong Kong;

“Hong Kong Shareholder”	a holder of Prudential Shares who is registered on the Hong Kong Register;

“Hong Kong Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs of Hong Kong, as amended;

“IFRS”	the International Financial Reporting Standards;

“Inland Revenue Department”	the Inland Revenue Department of Hong Kong;

“Jackson”	Jackson National Life Insurance Company;

“KPMG”	KPMG LLP, the reporting accountants of Prudential for the Demerger;

“Latest Practicable Date”	23 September 2019, being the last practicable date prior to publication of this document;

“LCSM”	local capital summation method;

“Listing Rules”	the listing rules of the FCA made under section 73A(1) of FSMA;

“LSE”	London Stock Exchange Group plc or the market conducted by it, as the context requires;

“M&G”	M&G plc, a public limited company incorporated in England and Wales with registered number 11444019 whose registered office is 10 Fenchurch Avenue, London EC3M 5AG, United Kingdom;

“M&G Business”	the business conducted by the Demerging Group;

“M&G Directors”	the directors of M&G as at the date of this Circular, whose names are set out in section 7 of Part VIII (Additional Information);

“M&G Group” and “Demerging Group”	M&G and its subsidiaries and subsidiary undertakings as at the date of this Circular;

“M&G Prospectus”	the prospectus issued by M&G for the purpose of Admission on the date of this Circular;

“M&G Shareholder”	a shareholder of M&G Shares from time to time;

“M&G Shares”	the fully paid ordinary shares in the capital of M&G;

“M&G Sponsor’s Agreement”	the agreement entered into between M&G and Goldman Sachs on 25 September 2019;

“Notice of General Meeting”	the notice of General Meeting contained in this document;

“NYSE”	the New York Stock Exchange;

“Official List”	the Official List of the FCA;

“Overseas Shareholders”	holders of Prudential Shares with registered addresses outside the UK, Hong Kong, Singapore or the US or who are citizens or residents of countries that are not the UK, Hong Kong, Singapore or the US;

“PAC”	The Prudential Assurance Company Limited, a company incorporated in England and Wales with registered number 00015454 whose registered office is 10 Fenchurch Avenue, London, EC3M 5AG;

“PCA”	Prudential Corporation Asia, a business unit of the Prudential Group;

“PCAL”	Prudential Corporation Asia Limited, a company incorporated in Hong Kong with registered number 458005 whose registered office is 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong;

“PFI”	Prudential Financial, Inc., an independent financial services business whose principal place of business is in the United States;

“PFIC”	passive foreign investment company;
“Post-Demerger Prudential Business”	the business of the Post-Demerger Prudential Group;

“Post-Demerger Prudential Group”	Prudential and its subsidiaries and subsidiary undertakings excluding those companies which form part of the Demerging Group, as at the date of this Circular;

“£”, “GBP”, “pounds sterling” or “pence”	the lawful currency of the UK;

“PRA”	the Prudential Regulation Authority, as defined in FSMA;

“Pre-Demerger Dividend”	the cash dividend of £2,968 million to be paid by M&G to Prudential prior to completion of the Demerger;

“Prudential”	Prudential plc, a public limited company incorporated in England and Wales with registered number 1397169 whose registered office is 1 Angel Court, London EC2R 7AG, United Kingdom;

“Prudential ADR”	an American depositary share representing two Prudential Shares, evidenced by an American depositary receipt;

“Prudential ADR Deposit Agreement”	the deposit agreement, as amended and restated, among Prudential, Morgan Guaranty Trust Company of New York, and holders and beneficial owners from time to time of Prudential ADRs issued thereunder;

“Prudential ADR Holder”	a registered holder of Prudential ADRs on the books of the US Depository;

“Prudential Board”	the board of Directors, or any properly constituted committee thereof;

“Prudential Business”	the business conducted by the Prudential Group, as described in this document;

“Prudential Group”	in respect of any time prior to the Demerger, Prudential and its subsidiaries and subsidiary undertakings; and in respect of any period following the Demerger, the Post-Demerger Prudential Group;

“Prudential Shares”	the fully paid ordinary shares in the capital of Prudential;

“Prudential Sponsors’ Agreement”	the agreement entered into among Prudential, Goldman Sachs and Rothschild & Co on 25 September 2019;

“Qualifying Hong Kong Shareholder”	a Hong Kong Shareholder at the Record Time for Hong Kong Shareholders;

“Qualifying Shareholder”	a Shareholder at the applicable Record Time;

“Qualifying UK Shareholder”	a UK Shareholder at the Record Time for UK Shareholders;

“Record Time”	for UK Shareholders is 6.00 p.m. UK time on 18 October 2019 and for Hong Kong Shareholders is 5.00 p.m. Hong Kong time on 18 October 2019;

“Registrar” or “Equiniti”	Equiniti Limited;

“Rothesay Life”	Rothesay Life plc, a public limited company incorporated in England and Wales with registered number 06127279 whose registered office is Level 25 The Leadenhall Building, 122 Leadenhall Street, London EC3V 4AB, United Kingdom;

“Rothesay Life BTA”	the business transfer agreement entered into between PAC and Rothesay Life on 14 March 2018 in relation to the transfer of the Annuity Portfolio;

“Rothesay Life TSA”	the transitional services agreement entered into between PAC and Rothesay Life on 24 May 2019;

“Rothschild & Co”	N.M. Rothschild & Sons Limited;

“SGX-ST”	Singapore Exchange Securities Trading Limited or the market conducted by it, as the context requires;

“Share Sale Option”	the option which will be made available to Qualifying Hong Kong Shareholders, which will allow them to elect to have the M&G Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the gross cash proceeds paid to them instead;

“Shareholder”	a UK Shareholder and/or a Hong Kong Shareholder from time to time;

“Singapore dollar” or “S$”	the lawful currency of Singapore;

“Singapore Holder”	a holder of an interest in Prudential Shares on the Hong Kong Register in uncertificated form through CDP;

“Solvency II”	the Solvency II Directive (2009/138/EC), the Solvency II Delegated Regulation ((EU) 2015/35) (in each case, as amended) and any additional measures adopted to give effect to the Solvency II Directive (whether implemented by way of a regulation, a directive or otherwise);

“subsidiary”	a subsidiary as that term is defined in section 1159 of the Companies Act;

“subsidiary undertaking”	a subsidiary undertaking as that term is defined in section 1162 of the Companies Act;

“Takeover Code”	the City Code on Takeovers and Mergers, as amended;

“Tax Covenant”	means the deed of tax covenant entered into between Prudential and M&G on or about the date of this Circular;

“Transfer Agent”	Computershare Hong Kong Investor Services Limited;

“Transitional Services Agreement”	the transitional services agreement entered into between Prudential Services Limited and M&G Prudential Services Limited on or about the date of this Circular;

“UK Register”	the register of members of Prudential kept in the UK;

“UK Shareholder”	a holder of Prudential Shares who is registered on the UK Register;

“uncertificated” or “in uncertificated form”	refers to a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by using CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction;

“US Depositary”	JPMorgan Chase Bank N.A., as depositary for the Prudential ADR programme;

“US Holder”	has the meaning given in section 4 of Part VII (Taxation);

“US dollar” or “US$”	the lawful currency of the United States;

“US Securities and Exchange Commission”	the US government agency having primary responsibility for enforcing the federal securities laws and regulating the securities industry/stock market;

“VAT”	value added tax; and

“Voting Record Time”	for UK Shareholders is 6.30 p.m. UK time on 11 October 2019 and for Hong Kong Shareholders is 4.30 p.m. Hong Kong time on 11 October 2019.

NOTICE OF GENERAL MEETING

Prudential plc

Registered in England and Wales No. 1397169

Notice is hereby given that a General Meeting (the “Meeting”) of Prudential plc (the “Company”) will be held in the conference suite at Nomura, 1 Angel Lane, London EC4R 3AB at 9.30 a.m. UK time (4.30 p.m. Hong Kong / Singapore time) on 15 October 2019. Shareholders will be asked to consider and, if thought fit, pass the following resolutions as ordinary resolutions.

1.	Demerger Resolution

THAT:

(A)

upon the recommendation and conditional on the approval of the directors of the Company and immediately prior to the ordinary shares (the “M&G Shares”) of M&G plc (“M&G”) being admitted to the premium listing segment of the Official List of the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange (“Admission”) in connection with the proposed demerger of M&G and its business from the Company (the “Demerger”), an interim distribution in specie of the M&G Shares be and is hereby declared payable to holders of ordinary shares of the Company (“Prudential Shares”) on the main UK register of members of the Company at 6.00 p.m. UK time on 18 October 2019 and the Hong Kong register of members of the Company at 5.00 p.m. Hong Kong time on 18 October 2019 (or, in each case, such other time or date as the directors of the Company may determine) (the “Record Time”) (each such holder being a “Shareholder”), effective immediately prior to Admission and credited as fully paid, in the proportion of one M&G Share for each Prudential Share then held by each Shareholder, so that immediately prior to Admission each Shareholder will hold an entitlement to one M&G Share for each Prudential Share held by such Shareholder at the applicable Record Time;

(B)

the Demerger is hereby approved for the purposes of Chapter 10 of the listing rules of the FCA made under section 73A(1) of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, and generally; and

(C)

each and any of the directors of the Company be and is hereby authorised to conclude and implement the Demerger and to do or procure to be done all such acts and things on behalf of the Company and each of its subsidiaries as they may, in their discretion, consider necessary or expedient for the purpose of giving effect to the Demerger with such amendments, modifications, variations or revisions thereto as are not of a material nature.

2.	Director Election Resolution

THAT Ms Amy Yip be elected as a director of the Company.

By order of the Prudential Board 25 September 2019 Tom Clarkson Company Secretary	Registered Office: Prudential plc 1 Angel Court, London EC2R 7AG United Kingdom

Notes

1.

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, shareholders must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2.	Shareholders’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

(i)	Completing and returning the enclosed Form of Proxy;

(ii)

For shareholders on the UK register, electronic proxy appointment by logging onto the website of Equiniti Limited (“Equiniti”), the Company’s registrar, at www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the accompanying Form of Proxy. Full details of the procedures are given on the website. If you have already registered with Equiniti’s online portfolio service Shareview, you may submit your proxy vote by logging onto your portfolio at www.shareview.co.uk using your user ID and password. Once logged in simply click ‘View’ on the ‘My Investments’ page, click on the link to vote then follow the on screen instructions; or

(iii)	If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the relevant registrar no later than 9.30 a.m. UK time on 11 October 2019 or 4.30 p.m. Hong Kong / Singapore time on 12 October 2019. Any person holding an interest in Prudential Shares through CDP should refer to the enclosed CDP Form A and CDP Form B, and must submit the completed CDP Form A or CDP Form B to CDP, and should note that CDP must receive voting or nomination instructions by 5.00 p.m. Singapore time on 9 October 2019 to allow it to collate voting or nomination instructions for onward transmission to HKSCC Nominees Limited (“HKSCC Nominees”) through its Central Clearing and Settlement System participant, by the deadline above.

3.

If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, please contact Equiniti on 0371 384 2731 (from inside the UK) or +44 121 415 0167 (from outside the UK) if you are a UK Shareholder, Computershare Hong Kong on +852 2862 8646 if you are a Hong Kong Shareholder. Lines at Equiniti are available from 8.30 a.m. to 5.30 p.m. UK time Monday to Friday (except public holidays in England and Wales) and will remain open until 15 November 2019. Calls to the Equiniti helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes. The Hong Kong helpline will be operated by Computershare Hong Kong and will be available on +852 2862 8646. The helpline will be available from 9.00 a.m. to 6.00 p.m. Hong Kong time Monday to Friday (except on public holidays) and will remain open until 31 December 2019.

4.

To be valid, any Form of Proxy or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 9.30 a.m. UK time on 11 October 2019 or at Computershare Hong Kong, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4.30 p.m. Hong Kong / Singapore time on 12 October 2019. Any person holding an interest in Prudential Shares through CDP must submit the completed CDP Form A or CDP Form B to Prudential plc c/o The Central Depository (Pte) Limited, 11 North Buona Vista Drive, #06-07 The Metropolis Tower 2, Singapore 138589 by 5.00 p.m. Singapore time on 9 October 2019.

5.

The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in note 11 below) will not prevent a shareholder attending the Meeting and voting in person if he/she wishes to do so.

6.

Any person to whom this Notice of General Meeting is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7.

The statement of the rights of shareholders in relation to the appointment of proxies in notes 1 to 4 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

8.

To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register at 6.30 p.m. UK time on 11 October 2019 (or, in the event of any adjournment, 6.30 p.m. UK time two days (excluding any days that fall on a weekend or bank or other public holiday in the UK) prior to the adjourned meeting) or its Hong Kong branch register at 4.30 p.m. Hong Kong time on 11 October 2019 (or, in the event of any adjournment, 4.30 p.m. Hong Kong time two days (excluding any days that fall on a weekend or bank or other public holiday in Hong Kong) prior to the adjourned meeting). Any person holding an interest in Prudential Shares through CDP must be registered on CDP’s register as at 5.00 p.m. Singapore time on 9 October 2019 (or, in the event of an adjournment, 5.00 p.m. Singapore time four days (excluding any days that fall on a weekend or bank or other public holiday in Singapore) prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in Prudential Shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees, in whose name the Prudential Shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

9.

As at 23 September 2019 (being the last practicable business day prior to the publication of this Notice of General Meeting), the Company’s issued share capital consists of 2,599,885,116 ordinary shares carrying one vote each. Therefore the total voting rights in the Company as at 23 September 2019 are 2,599,885,116 votes. The Company does not hold any shares in treasury.

10.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) by 9.30 a.m. UK time on 11 October 2019. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.

12.

CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

16.

Any member or their proxy attending the Meeting has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if (i) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

17.

A copy of the Notice of General Meeting, and other information required by section 311A of the Companies Act 2006, may be found at www.prudentialplc.com/investors/shareholder-information/demerger-transaction-documents.

18.

The Company will continue its practice of calling a poll on the resolutions to be proposed at the Meeting. The provisional voting results, which will include all votes cast for and against each of the resolutions at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each of the resolutions, will be announced at the Meeting and published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition for each of the Demerger Resolution and the Director Election Resolution and ensures all votes cast either at the Meeting or through proxies are included in the result.

19.

You may not use any electronic address provided in either this Notice of General Meeting or any related documents (including the Chairman’s Letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

20.

The Company may process personal data of attendees at the Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data. The Company shall process such personal data in accordance with its privacy policy, which can found at www.prudentialplc.com/~/media/Files/P/Prudential-V2/content-pdf/prudential-plc-privacy-policy-2019.pdf.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 September 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer